NASDAQ: PCYO

PURE CYCLE CORPORATION

ANNUAL REPORT







2025

WWW.PURECYCLEWATER.COM

To Our Valued Shareholders,

As we enter 2026, I'm proud to reflect on another year of progress and resilience at Pure Cycle—and grateful for the continued trust you place in us.

2025 Highlights

Continued Profitability

For the fiscal year ended August 31, 2025, we grew net income nearly 13% to **$13.1 million**, marking our **8th consecutive year and 25th consecutive fiscal quarter of positive net income.**

Diversified Revenue Growth

In addition to our land development, water and wastewater, and single-family rental segments, **royalty income from our oil & gas mineral interests** at Sky Ranch reached a record **$6.6 million.** Each year we are able to leverage our robust balance sheet and diversified asset portfolio to have multiple shots at hitting our net income goal.



Land Development Momentum

Our Sky Ranch master-planned community continued to deliver strong results. Phases 2A and 2B are complete, Phase 2C delivered all **228 lots**, and Phase 2D is midway through delivering **211 additional lots**, with completion expected in summer 2026.

Disciplined Capital Management

We continue to invest in growth projects, maintain liquidity to support our share-repurchase program, and maintain reserve capacity for future strategic land acquisitions.

Why These Results Matter

Our business model continues to demonstrate strength, diversity, and resilience—performing well across varying market conditions.

Despite national housing headwinds driven by higher interest rates and weaker consumer confidence, our focus on **affordable lots for national homebuilders**—allowing them to efficiently manage inventory and deliver entry-level homes in the Denver market—enabled us to outperform broader trends.

The interplay among our three integrated segments—(1) wholesale water and wastewater services, (2) land development on Company-owned property such as Sky Ranch, and (3) rental-residential assets generating recurring revenues—continues to enhance shareholder value and earnings growth.

Owning both the land and the utility infrastructure we serve allows us to **reduce costs, phase development efficiently, and capture value others cannot.**

In the Denver-metro region, where housing supply remains constrained—especially for entry-level homes—**Sky Ranch provides a distinct competitive advantage**. Demand in this segment remains robust, positioning us to navigate market cycles more favorably than higher-priced communities.

Strategic Priorities for 2026 and Beyond

Lot Development and Homebuilder Properties

We plan to complete and deliver all Phase 2D lots and begin construction of Phase 2E. We will accelerate single-family rental home deliveries, adding nearly 30 units in fiscal 2026. We also expect to construct a new Interchange at I-70 and Monaghan, increasing capacity and enabling commercial growth at Sky Ranch, with construction estimated to begin in 2027.

Water & Wastewater Utility Growth

We will continue expanding our water and wastewater network at Sky Ranch and in surrounding service territories, benefiting from new lot and tap sales as well as recurring service revenues. We will also leverage our vertically integrated model to optimize infrastructure costs, phasing, and service delivery.



Resource Value Capture and Diversification

We plan to strengthen industrial water sales performance in 2026. We will also explore strategic land acquisitions adjacent to existing infrastructure to enhance build-out efficiencies and long-term value.

Capital Discipline and Shareholder Returns

Maintaining a strong balance sheet remains a priority to preserve flexibility for strategic land or infrastructure investments. Support for the share-repurchase program will continue where appropriate, and capital will be deployed with long-term value creation in mind.

Risk, Resiliency, and Market Control

We operate in a dynamic environment—housing cycles, mortgage rates, and macroeconomic conditions remain fluid. Our **diversified revenue streams** and **integrated operating model** give us flexibility to manage costs, control development pacing, and sustain profitability across market conditions.

We remain vigilant, monitoring builder absorption rates, input-cost inflation, regulatory developments, and market dynamics. We believe our vertical integration provides the resilience and adaptability needed to continue performing through changing economic cycles.

We remain vigilant, monitoring builder absorption rates, input-cost inflation, regulatory developments, and market dynamics. We believe our vertical integration provides the resilience and adaptability needed to continue performing through changing economic cycles.

Why your Trust Matters

As shareholders, you've entrusted us with stewarding the Company's resources and long-term strategy. Our goal remains clear: to **create sustainable, long-term value** through disciplined capital allocation, operational excellence, and efficient growth. Delivering over **25 consecutive fiscal quarters of profitability** underscores our consistency, stability, and commitment to growth.

Looking Forward

2025 was a strong year of progress despite a challenging housing market. Through the diversity of our revenues we increased our YoY net income 13% with lower gross revenues than 2024 —and we believe the best still lies ahead. In 2026, we will continue to monetize our water resource assets while persistent low inventory in the entry-level market aids our progression through lot deliveries in Phases 2D and 2E. We also look forward to adding transportation improvements through a new Interchange which will springboard development of our highly profitable commercial lands adjacent to the Interstate.

We enter 2026 with a strong foundation, clear priorities, and a powerful model for growth. Together, we're building more than lots and utilities—we're building a **platform for long-term value creation.**

On behalf of the entire team, thank you for your continued confidence and partnership.

Sincerely,
Mark W. Harding



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2025

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number **0-8814**



a water, wastewater and land development company

PURE CYCLE CORPORATION

(Exact name of registrant as specified in its charter)

Colorado	**84-0705083**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
34501 E Quincy Avenue, Bldg 1, Suite D, Watkins, CO	**80137**
(Address of principal executive offices)	(Zip Code)

(303) 292 – 3456
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock 1/3 of $.01 par value	**PCYO**	**The NASDAQ Stock Market**
(Title of each class)	(Trading Symbol(s))	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $200,552,430

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: November 10, 2025 – 24,080,605

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III is incorporated by reference from the registrant's definitive proxy statement for the 2026 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission within 120 days of the close of the fiscal year ended August 31, 2025. Alternatively, we may include such information in an amendment to this annual report on Form 10-K.

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Table of Contents

FORWARD-LOOKING STATEMENTS

Statements that are not historical facts contained in this Annual Report on Form 10-K, or incorporated by reference into this Annual Report on Form 10-K, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The words "anticipate," "seek," "project," "future," "likely," "believe," "may," "should," "could," "will," "estimate," "expect," "plan," "intend" and similar expressions, as they relate to us, are intended to identify forward-looking statements. Forward-looking statements include statements relating to, among other things:

- future water supply needs in Colorado and how such needs will be met;
- anticipated revenue from water sales;
- anticipated increases in residential and commercial demand for water services and competition for these services;
- estimated population increases in the Denver metropolitan area and the South Platte River basin;
- demand for single-family rental homes;
- plans for, and the efficiency of, development of our Sky Ranch property;
- our competitive advantage;
- the number of units planned for development at Sky Ranch;
- the timing of the completion of construction and sale of finished lots at Sky Ranch;
- the number of lots expected to be delivered in a fiscal period;
- anticipated financial results, including anticipated increases in customers and revenue, from development of our Sky Ranch property;
- estimated tap fees to be generated from the development of the various phases of Sky Ranch;
- anticipated expansion and rental dates for our single-family rental homes;
- anticipated revenue and cash flows from our single-family rental homes;
- timing of and interpretation of royalty obligations to the State Board of Land Commissioners;
- participation in regional water projects, including "WISE" (as defined herein) and the timing and availability of water from, and projected costs related to, WISE;
- future water or wastewater tap fees;
- our ability to collect fees and charges from customers and other users;
- the estimated amount of reimbursable costs for Sky Ranch and the collectability of reimbursables;
- anticipated timing and amount of, and sources of funding for, (i) capital expenditures to construct infrastructure and increase production capacities, (ii) compliance with water, environmental and other regulations, and (iii) operations, including delivery and treatment of water and wastewater;
- capital required and costs to develop Sky Ranch;
- anticipated development of other phases concurrently with the second phase of Sky Ranch;
- our ability to secure a permit and finance the construction of a new interchange at I-70 for continued development of Sky Ranch;
- plans to provide water for drilling and hydraulic fracturing of oil and gas wells;
- changes in oil and gas drilling activity on our property, on the Lowry Ranch, or in the surrounding areas;
- estimated costs of earthwork, erosion control, streets, drainage and landscaping at Sky Ranch;
- the anticipated revenue from customers in the Rangeview District, Sky Ranch Districts, and Elbert & Highway 86 District;
- plans for the use and development of our water assets and potential delays;
- estimated number of connections we can serve with our existing water rights;
- factors affecting demand for water;
- our ability to meet customer demands in a sustainable and environmentally friendly way;
- our ability to reduce the amount of up-front construction costs for water and wastewater systems;
- costs and plans for treatment of water and wastewater;
- expenditures for expenses and capital needs of the Rangeview District;
- regional cooperation among area water providers in the development of new water supplies and water storage, transmission and distribution systems as the most cost-effective way to expand and enhance service capacities;
- sufficiency of tap fees to fund infrastructure costs of the Rangeview District;
- plans to use raw water, effluent water or reclaimed water for agricultural and irrigation uses;
- factors that may impact labor and material costs;

- our ability to comply with permit requirements and environmental regulations and the cost of such compliance;
- the impact of water quality, solid waste disposal and environmental regulations on our financial condition and results of operations;
- our belief that several long-term land development and housing factors remain positive;
- anticipated mortgage interest rates;
- our belief that Sky Ranch is better positioned to navigate the changing market than competitors;
- the impact of the homebuilding market and interest rates on our business and financial condition;
- the recoverability of water and wastewater service costs from rates;
- forfeitures of option grants, vesting of non-vested options and the fair value of option awards;
- the sufficiency of our working capital and financing sources to fund our operations;
- estimated costs of public improvements to be funded by Pure Cycle and constructed on behalf of the Sky Ranch Community Authority Board;
- service life of constructed facilities;
- accounting estimates and the impact of new accounting pronouncements;
- our beliefs regarding the impact of the One Big Beautiful Bill Act; and
- the effectiveness of our disclosure controls and procedures and our internal controls over financial reporting.

Forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties, and assumptions. There are no assurances that any of our expectations will be realized, and actual results could differ materially from those in such statements. Factors that could cause actual results to differ from those contemplated by such forward-looking statements include, without limitation:

- political and economic instability, whether resulting from natural disasters, wars, terrorism, pandemics, tariffs, trade policies or other sources;
- our ability to successfully expand our single-family home rental business and rent our single-family homes at rates sufficient to cover our costs;
- the timing of new home construction and other development in the areas where we may sell our water, which in turn may be impacted by credit availability, inflation and interest rates;
- population growth;
- changes in employment levels, job and personal income growth and household debt-to-income levels;
- changes in consumer confidence generally and confidence of potential home buyers in particular;
- declines in property values which impact tax revenue to the Sky Ranch Community Authority Board which would impact their ability to repay us;
- changes in the supply of available new or existing homes and other housing alternatives, such as apartments and other residential rental property;
- timing of oil and gas development in the areas where we sell our water;
- the market price of homes, rental rates, and water, oil and gas prices;
- changes in customer consumption patterns;
- changes in applicable statutory and regulatory requirements;
- changes in governmental policies and procedures, including with respect to land use, environmental, and tax matters;
- changes in interest rates;
- changes in tenant relief laws, including laws regulating evictions, rent control laws, and other regulations that limit our ability to increase rental rates;
- changes in private and federal mortgage financing programs and lending practices;
- uncertainties in the estimation of water available under decrees;
- uncertainties in the estimation of the number of connections we can service with our existing water supplies;
- uncertainties in the estimation of costs of delivery of water and treatment of wastewater;
- uncertainties in the estimation of the service life of our systems;
- uncertainties in the estimation of costs of construction projects;
- uncertainties in the amount of reimbursable costs we may ultimately collect;
- the strength and financial resources of our competitors;
- our ability to find and retain skilled personnel;
- climatic and weather conditions, including floods, droughts and freezing conditions;

3

- turnover of elected and appointed officials and delays caused by political concerns and government procedures;
- availability and cost of labor, material and equipment, including the impact of trade policies and tariffs;
- engineering and geological problems;
- environmental risks and regulations;
- our ability to raise capital;
- changes in corporate tax rates;
- our ability to negotiate contracts with customers;
- uncertainties in water court rulings;
- security and cyberattacks, including unauthorized access to confidential information on our information technology systems; and
- the factors described under "Risk Factors" in this Annual Report on Form 10-K.

We undertake no obligation, and disclaim any obligation, to publicly update or revise any forward-looking statements, whether because of new information, future events or otherwise. All forward-looking statements are expressly qualified by this cautionary statement.

PART I

Item 1 – Business

Unless otherwise specified or the context otherwise requires, any reference to "Pure Cycle," the "Company," "we," "us" or "our" is to Pure Cycle Corporation and its wholly-owned subsidiaries on a consolidated basis.

We are a diversified water and wastewater service provider, land developer, and home rental company. We provide wholesale water and wastewater services in the Denver, Colorado area, develop land we own into master planned communities, and develop single-family homes for rent. Each of our businesses providing water and wastewater services, land development and single-family home rentals generates attractive recurring monthly income.

For more than 30 years, we have accumulated and continue to accumulate a portfolio of valuable water rights, land interests and single-family rental homes along the Front Range of Colorado. We have added an extensive network of wholesale water production, storage, treatment and distribution systems, and wastewater collection and treatment systems that we operate and maintain to serve domestic, commercial, and industrial customers in the eastern Denver metropolitan region. Our primary land asset, known as Sky Ranch, is in one of the most active development areas in the Denver metropolitan region along the rapidly developing I-70 corridor, where we are developing lots for residential, commercial, retail, and light industrial uses. Sky Ranch is zoned to include up to 3,200 single-family and multifamily homes, parks, open spaces, trails, recreational centers, schools, and over two million square feet of retail, commercial and light industrial space, all of which will be serviced by our water and wastewater services segment. Additionally, we have retained lots in our Sky Ranch development for our single-family rental business where we contract with national homebuilders to build us single-family homes for rent, typically under annual lease agreements. With 14 homes currently owned and rented, we continue to expand this new line of business, which may include more than 200 rental homes at Sky Ranch over the next several years.

Through our land development segment, we develop master planned communities creating value and opportunity for homeowners, and businesses who also become water and wastewater customers, along the busy I-70 corridor of the Denver metropolitan area. Our land development segment was borne from our desire to capitalize on the increase in the value our water can provide to raw land in the Colorado Front Range.

Our land development activities provide a strategic complement to our water and wastewater resource and service business, and vice versa. One of the most significant components of any master planned community in Colorado is its ability to bring high quality domestic water, irrigation water, and wastewater services to the community. Having control over the water resources in conjunction with developing the land enables us to efficiently build and maintain infrastructure for potable water and irrigation water distribution, wastewater and storm water collection, roads, parks, open spaces, and other investments. It also enables us to efficiently align construction and delivery of these investments with phased take-down commitments from our home builder customers, minimizing expensive excess capacity or downtime with these significant investments. By being the landowner, land developer, and water/wastewater provider, we believe we offer a more efficient development timeline, with more competitive lot pricing, which results in a more affordable and marketable for sale and for rent home product.

Our rental homes, water and land assets are designed, constructed, operated, and maintained by us. Our water, land development and home rental activities are each a distinct line of business which are operated separately but are cohesive business segments. We refer to these segments as our water and wastewater services segment, our land development segment, and our single-family rental segment, all of which are described in greater detail below. To date, within our three business segments, we have sold or are in the process of developing 1,529 finished lots, we have constructed and operated and maintain water and wastewater systems with capacity to serve approximately 2,500 residential equivalent units, and we have constructed and are renting 14 homes.

Water and Wastewater Services Segment

We own or control the water supply and infrastructure required to (i) withdraw, treat, store and deliver water (i.e., water rights, wells, diversion structures, pipelines, reservoirs and treatment facilities required to extract and use the water); (ii) collect, treat, store and reuse wastewater (i.e., we design, build, operate and maintain water treatment and wastewater reclamation facilities); and (iii) treat and deliver reclaimed water for irrigation and industrial use (i.e., we use and reuse our valuable water supplies through non-potable irrigation systems to irrigate parks and open spaces).

Our water supplies, which can be used in our exclusive service area (further described below) and other areas along the eastern I-70 corridor, enable us to add significant value to our land development segment by bringing water to land that does not have water for development, enhancing the value of that land, as well as our water resources, to a greater extent than either a traditional water utility or land developer can separately. Having a valuable portfolio of water in a water short region provides us with a competitive advantage over other land developers who may be required to buy expensive water, pay significant fees to another water provider in lieu of buying water, and/or wait for a city to annex property and extend costly water and wastewater infrastructure to the property before development can begin. Having our own water supply gives us more control over the land entitlement and development process and the ability to capitalize on the value of our water rights. In addition, we have significant in-house expertise in engineering, operations, and land development which allows us to take a hands-on approach to the water and land development process.

We mainly provide wholesale water and wastewater services to local governmental entities that in turn provide residential and commercial water and wastewater services to customers in their communities. Our largest customer is the Rangeview Metropolitan District (Rangeview District). We have the exclusive right to provide water and wastewater services to the Rangeview District's customers in its exclusive 24,000-acre Lowry Ranch Service Area in the southeastern Denver metropolitan area pursuant to various agreements that are described in greater detail below. As of August 31, 2025, through the Rangeview District, we provide service to more than 1,600 single-family equivalent (SFE) water connections and 1,153 SFE wastewater connections. These connections are located mainly in the southeastern metropolitan Denver area on the Lowry Ranch and at our Sky Ranch development and other nearby areas where we have acquired service rights. With the water rights we own and control, we believe we can serve an estimated 60,000 SFEs. An SFE is a customer, whether residential, commercial, or industrial, that imparts a demand on our water or wastewater systems based on the estimated demand of a family of four persons living in a single-family house on a standard sized lot. For some instances herein, as context dictates, the term "acre-feet" (which is approximately 326,000 gallons) is used to designate an annual decreed amount of water available during a typical year.

In addition to our domestic customers, we provide raw water for industrial oil and gas operations. Multiple operators lease more than 135,000 acres in and adjacent to our service area with more than 100 wells and miles of oil and gas collection lines. Sales of water to industrial customers in the oil and gas industry are unpredictable and fluctuate dramatically but provide high margin revenue for our water assets.

Illustrative map of our main Water Resources and Service Area


Denver International Airport
Commerce City
Colorado Air and Space Port
Sky Ranch First Filing
5521 ft
Sky Ranch New Filing
5665 ft
Manila
Watkins
Strasburg
E Colfax Ave
Aurora
Buckley Space Force Base
Sky Ranch
SR-UA
Sullivan
Cherry Hills Village
Cherry Creek Reservoir
Greenwood
Arapahoe County Fairgrounds
A-20
A-13
LFH-11
BE-1
Proposed Reservoir B
Aurora Reservoir
A-4
A-2
A-14
A-1
A-7
Proposed Reservoir C
Lowry Range
Box Elder Creek
Parker
6415 ft
Castle Rock
Elizabeth
Kiowa
Wild Pointe Ranch
Douglas
Tomah
7485 ft
State Highway 86
Sky-Ranch-Water-Tank
Sky Ranch Water Tank
Sky Ranch Reservoir
Sky Ranch Reservoir 1
Sky Ranch Future Reservoir Site
Future Sky Ranch Reservoir 2
Lowry Pond
Office Pond 3
Office Pond 2
Office Pond 1
Lowery Pond
Ridgeview Academy
RIDGE VIEW ACADAMY
Arapahoe County Fairgrounds
ARAPAHOE COUNTY FAIRGROUNDS & REGIONAL PARK
Transmission Main
Distribution Main
Residential Service
Commercial Service
Hydrant Service
Irrigation Service
Water Storage Boundary
Pure Cycle Service Area
N
0 2 4 Miles

Land Development Segment

In 2010 we purchased approximately 930 acres of land along the I-70 corridor known as Sky Ranch. The illustration below provides our planned overall layout of Sky Ranch. We acquired Sky Ranch with the intention of selling lots to home builders to add value to our core water and wastewater operations by adding the ultimate purchasers of the homes as our water customers. Sky Ranch is being developed in phases over several years, which began in June 2017, when we entered into agreements with three national home builders to sell the initial residential lots at Sky Ranch (referred to as Phase 1) and has continued to expand as we sell lots, including to additional national homebuilders, in Phase 2. We divided our land development into phases. We are now working on Phase 2 which is further divided into subphases that we refer to as Phases 2A, 2B, 2C, 2D and 2E to optimize the delivery of infrastructure and lots to our home builder customers on a real time basis without excess inventories of lots and homes.

6

Illustrative map of the Sky Ranch Master Planned Community


I-70
FUTURE LIGHT INDUSTRIAL PARCELS
FUTURE COMMERCIAL PARCELS
PHASE 1
MONAGHAN ROAD
FUTURE OFFICE PARCELS
FUTURE FIRE STATION
PHASE 2E
FUTURE RECREATION CENTER & PARK
SCHOOL SITE
TEMPORARY FIRE STATION
FUTURE SINGLE FAMILY DEVELOPMENT
BIG DIPPER PARK
OPEN SPACE / DETENTION
OPEN SPACE / DETENTION
PHASE 2B
ORION PARK
WATER TREATMENT FACILITY
POCKET PARK
POCKET PARK
LITTLE DIPPER PARK
PHASE 2D
PHASE 3
E. 6TH AVENUE
E. 6TH AVENUE
E. 6TH AVENUE
FUTURE COMMERCIAL PARCEL
PHASE 2A
POCKET PARK
POCKET PARK
MONAGHAN ROAD
FUTURE MIXED-USE DEVELOPMENT
FUTURE SINGLE FAMILY DEVELOPMENT
PHASE 2C
OPEN SPACE / DETENTION
FUTURE PARKS & OPEN SPACE
FUTURE SINGLE FAMILY DEVELOPMENT
E. 1ST AVENUE

As of August 31, 2025, we have delivered 1,169 finished lots to homebuilders, retaining 71 lots for our single-family rental segment, are under construction on 204 lots (Phase 2D) scheduled for completion in fiscal 2026, and have an additional 148 lots (Phase 2E) scheduled for completion in fiscal 2027 at Sky Ranch. As of August 31, 2025, homebuilders have built and sold 837 homes at Sky Ranch, with approximately 64 additional homes under construction. All Phase 1 lots in Sky Ranch are complete and all public improvements (roads, parks, open spaces, storm drain facilities, etc.) have been accepted by the various governmental entities that will control and maintain that infrastructure.

As part of our land development activities, we formed a new Charter School, Sky Ranch Academy, for the purpose of partnering with the Bennett School District 29J to build and operate a new K-12 Charter School located at Sky Ranch. Sky Ranch Academy has partnered with National Heritage Academy (NHA) to build and operate the charter, NHA brings more than 25 years of experience providing educational services at more than 100 schools in nine states, educating more than 60,000 students including five other schools in Colorado. Sky Ranch Academy opened in August 2023 serving grades K-7. In August of 2024 Sky Ranch Academy added grade 8. In August 2025, NHA broke ground and anticipates opening a high school which will serve grades 9-12 for the 2026-2027 school year.

Single-Family Rental Segment

In recent years, the housing market and home prices in Colorado have grown significantly, mortgage rates have increased, and the average price of homes in Colorado has risen. As a result of these factors, we believe rental homes will continue to become increasingly attractive to provide affordable housing options to Colorado's growing population. Additionally, we have seen a shift from people having to rent to people choosing to rent. We believe this shift will continue to shape the housing market for the foreseeable future. To capitalize on the growing single-family rental market, we launched our single-family rental division. We initially contracted with a local home builder to construct 14 single-family detached homes at Sky Ranch that we retained for use in our rental division. During the fall of 2025 we will bring online five rental townhomes constructed by one of our national homebuilder partners and we are currently under contract with several other national home builders to construct the next 40 single-family detached homes at Sky Ranch for delivery in fiscal 2026. These rental homes represent our investment in our third operating segment as we expect to add an additional 76 homes in Phase 2 with the ability to add more than 200 homes as Sky Ranch builds out. Although the percentage rise in home prices has dropped off in the last year, we believe having ongoing recurring rental income in a community which is experiencing growth in home values and in which we are actively involved adds value to the community and provides tremendous opportunities to growing our balance sheet and diversifying our recurring revenues.

Illustrative map of our active and planned Single-family rental units in Phase 2 of the Sky Ranch Master Planned Community



Our Water Assets

We use our valuable and growing water and land assets within our water and land development operations. Our water assets are summarized in the table below and further discussed in this section (amounts in acre-feet):

Water Source	Groundwater	Designated Groundwater	Surface Water	Total
Rangeview Water Supply				
Export (1)	10,000	—	1,650	11,650
Non-Export (2)	13,685	—	1,650	15,335
Fairgrounds	321	—	—	321
Sky Ranch	828	—	—	828
Lost Creek supply	520	670	378	1,568
WISE (3)	—	—	900	900
Total	25,354	670	4,578	30,602

(1) Pending completion by the "Land Board" (defined below) of documentation related to the exercise of our right to substitute 1,650 acre-feet of our groundwater for a comparable amount of surface water.

(2) We have the exclusive right to use this water to provide water services to customers on and off the Lowry Ranch, as described further below.

(3) Amount of WISE water available for our use may vary by year and is described in greater detail below.

Rangeview Water Supply

Terminology typically used in the water industry that may help readers understand water rights are detailed below.

- Non-Tributary Groundwater – groundwater located outside the boundaries of any designated groundwater basins in existence on January 1, 1985, the withdrawal of which will not, within one hundred years of continuous withdrawal, deplete the flow of a natural stream at an annual rate greater than one-tenth of one percent of the annual rate of withdrawal.

- Not Non-Tributary Groundwater – statutorily defined as groundwater located within those portions of the Dawson, Denver, Arapahoe, and Laramie Fox-Hill aquifers outside of designated basins that does not meet the definition of "non-tributary."

- Tributary Groundwater – all water located in an aquifer that is hydrologically connected to a natural stream such that depletion has an impact on the surface stream.

- Designated Groundwater – renewable and sustainable groundwater from certain areas of Colorado designated by the Colorado Ground Water Commission subject to management under the Colorado Ground Water Commission's rules.

- Tributary Surface Water – water on the surface of the ground flowing in a stream or river system.

Our Rangeview Water Supply consists of 30,602 acre-feet of tributary surface water, non-tributary groundwater, and not non-tributary groundwater, and approximately 26,000 acre-feet of adjudicated reservoir sites. The Rangeview Water Supply is principally located in the southeast Denver metropolitan area at the "Lowry Ranch," which is land owned by the State Board of Land Commissioners (Land Board) and is described below.

We acquired our Rangeview Water Supply through the following agreements:

- The 1996 Amended and Restated Lease Agreement between the Land Board and the Rangeview District, which was superseded by the 2014 Amended and Restated Lease Agreement, dated July 10, 2014 (Lease), among us, the Land Board, and the Rangeview District;

- The 1996 Service Agreement between us and the Rangeview District, which was superseded by the Amended and Restated Service Agreement, dated July 11, 2014, between us and the Rangeview District (Lowry Service Agreement), which allows us to provide water service to the Rangeview District's customers located on the Lowry Ranch;

- The Agreement for Sale of non-tributary and not non-tributary groundwater between us and the Rangeview District (Export Agreement), pursuant to which we purchased a portion of the Rangeview Water Supply that we refer to as our "Export Water" because the Export Agreement allows us to export this water from the Lowry Ranch to supply water to nearby communities; and

- The 1997 Wastewater Service Agreement between us and Rangeview District (Lowry Wastewater Agreement), which allows us to provide wastewater service to the Rangeview District's customers on the Lowry Ranch.

- The Option Agreement, dated January 20, 2024, among us, Rangeview District, and the Land Board (ECCV Option), which allows us to add the East Cherry Creek Valley (ECCV) system and 4,000 acre-feet or Arapahoe aquifer groundwater to the lease described above, subject to the payments of additional rent, effective as of July 8, 2032, upon the expiration of the ECCV lease, described below under the heading "East Cherry Creek Valley System".

The Lease, the Lowry Service Agreement, the Export Agreement, the Lowry Wastewater Agreement, and the ECCV Option, are collectively referred to as the "Rangeview Water Agreements."

We provide wholesale water service and wastewater service to customers located both on and outside of the Lowry Ranch, including customers of the Rangeview District and other governmental entities, and industrial and commercial customers. Pursuant to service agreements with Rangeview (including the Lowry Service Agreement, the Lowry Wastewater Agreement and the Non-Lowry Service Agreement described below), we design, construct, operate and maintain the Rangeview District's water and wastewater systems that are used to provide water and wastewater services to the Rangeview District's customers located within the Rangeview District's exclusive service area, and other approved areas. Subject to the terms and conditions of our agreements with the Rangeview District, we are the exclusive water and wastewater provider to the Rangeview District's customers. For the Rangeview District's customers located on the Lowry Ranch, we operate both the water and the wastewater systems during our contract period on behalf of the Rangeview District, which owns the facilities for both systems. At the expiration of our contract term in 2081, ownership of the water system facilities located on the Lowry Ranch used to deliver water to customers on the Lowry Ranch will revert to the Land Board, with the Rangeview District retaining ownership of any wastewater facilities located on the Lowry Ranch. The water system and related facilities used to deliver water to customers off the Lowry Ranch (including Export Water) will remain with us and the Rangeview District.

In addition to our valuable water rights, the Rangeview Water Agreements grant us the right to use approximately 26,000 acre-feet of reservoir capacity in two valuable surface reservoir sites to provide water service to customers both on and off the Lowry Ranch.

The Company, Rangeview District and the State Land Board filed a Water Court Application on December 31, 2020 seeking to: (1) adjudicate 1,635 acre feet of water from the Box Elder Creek Alluvial aquifer (a new water right), (2) consolidate and enlarge certain reservoirs on the Lowry Ranch, (3) approve new places of use for existing water rights, (4) approve new places of storage for certain water rights, and (5) approve a new alternate diversion point for certain existing water rights. On February 7, 2025, the Water Court denied our new water right application of 1,635 acre feet of Box Elder Creek Alluvial aquifer water as well as the consolidation and enlargement of certain reservoirs on the Lowry Ranch. Neither of these rulings impacted our existing water rights or existing reservoir storage sites. The Court sought additional information from the Company and opposing parties regarding the three claims which remain outstanding before continuing the trial. The Company is working with opposing parties to reach a settlement agreement for all five claims in the Water Court Application.

Fairgrounds Water

The fairgrounds water represents groundwater rights we acquired from Arapahoe County in conjunction with us entering into water service agreements with the County for the Arapahoe County Fairgrounds. We use this water with our overall Rangeview Water Supply for supplying water services throughout our service area.

Sky Ranch Water Supply

As part of the acquisition of the Sky Ranch land in 2010, we also acquired the 828 acre-feet of water located beneath the property. The water is being used as part of our overall water system, which includes providing services to the Sky Ranch Master Planned Community.

Lost Creek Water Supply

The "Lost Creek Water" is comprised of water rights we acquired in 2019, 2022 and 2024 in the Lost Creek Designated Ground Water Basin in Weld County Colorado. In August 2019, we purchased 300 acre-feet of designated groundwater and 220 acre-feet of groundwater and ditch water. In June 2022, we purchased 370 acre-feet of designated groundwater. In October 2024, we purchased 300 acre-feet of designated groundwater and 378 acre-feet of groundwater and ditch water. All the Lost Creek Water will be changed for use as municipal/industrial/agricultural water as needed. In addition, we have filed an application with the Colorado Water Court, as described under Item 3 – Legal Proceedings, to use the Lost Creek Water to augment our municipal/industrial water supplies at the Lowry Ranch. Our plans are to consolidate our Lost Creek Water with our Rangeview Water Supply to provide service to the Rangeview District's customers both on and off the Lowry Ranch.

The Lowry Ranch Property

The Lowry Ranch consists of nearly 26,000 acres, or 40 square miles, of primarily undeveloped land in unincorporated Arapahoe County. It is located 20 miles southeast of downtown Denver and is one of the largest contiguous parcels under single ownership next to a major metropolitan area in the United States. Pursuant to our agreements with the Land Board, we, together with the Rangeview District, have the exclusive rights to provide water and wastewater services to 24,000 acres of the Lowry Ranch.

The Rangeview District

The Rangeview District is a quasi-municipal corporation and political subdivision of the State of Colorado formed in 1986 for the purpose of providing water and wastewater services to the Lowry Ranch and other approved areas. The Rangeview District is governed by an elected board of directors. Eligible voters and persons eligible to serve as directors of the Rangeview District must own an interest in property within the boundaries of the Rangeview District. We own certain rights and real property interests which encompass the current boundaries of the Rangeview District. The current directors of the Rangeview District are Mark W. Harding (our President, Chief Executive Officer, and a director), Scott E. Lehman (our employee), Dirk Lashnits (our employee), Brent Brouillard (our employee), and one independent board member. Pursuant to Colorado law, directors may receive $100 for each board meeting they attend, up to a maximum of $1,600 per year. Messrs. Harding, Lehman, Lashnits, and Brouillard have all elected to forego these payments*.*

Land Board Royalties and Fees

<u>Water Deliveries</u> – Pursuant to the Rangeview Water Agreements, the Land Board is entitled to royalty payments based on a percentage of revenue earned from water sales that use the Rangeview Water Supply. The calculation of royalties depends on the location of the customer and whether the customer is a public or private entity. The Land Board does not receive a royalty from wastewater services. When we develop, operate, and deliver water from our Rangeview Water Supply, the Land Board receives royalties on the gross revenue at a rate of 12% from water delivered to all customers located on the Lowry Ranch and to all private customers located off the Lowry Ranch and 10% from public entity customers located off the Lowry Ranch. In the event that (i) metered production of water used on the Lowry Ranch in any calendar year exceeds 13,000 acre-feet or (ii) 10,000 acres of land on the Lowry Ranch have been rezoned to non-agricultural use, finally platted and water tap agreements have been entered into with respect to all improvements to be constructed on such acreage, the Land Board may elect, at its option, to receive (in lieu of its royalty of 12% from customers on the Lowry Ranch), 50% of the collective net profits (ours and the Rangeview District's) derived from the sale or other disposition of water on the Lowry Ranch. To date, neither of these conditions has been met, and such conditions are not likely to be met any time soon. In addition to royalties on the sale of metered water deliveries, the Land Board will receive a royalty of two percent (2%) of the gross amount received from the sale of water taps to be served by the Rangeview Water Supply, except for the sale of any taps to Sky Ranch. Escalated royalties will be owed if we sell our Export Water outright rather than delivering water service. We do not currently anticipate selling our Export Water Rights.

Annual Production Fee – We are also required to pre-pay the Land Board a minimum annual water royalty of approximately $46,000 per year, which is credited against earned royalties each year.

Annual Rent – We pay the Land Board annual rent under the Lease of $8,400, which amount is increased every five years based on the Consumer Price Index for Urban Consumers. The next increase will occur in 2026.

Option Fee – Pursuant to the terms of the ECCV Option, we paid the Land Board an initial fee of $50,000, and we pay an annual fee of $50,000 through 2032, which grants us the option to add the ECCV system and 4,000 acre-feet or Arapahoe aquifer groundwater, to our Lease upon the expiration of the ECCV Lease.

South Metropolitan Water Supply Authority (SMWSA) and Water Infrastructure Supply Efficiency Partnership (WISE)

SMWSA is a municipal water authority in Colorado organized to pursue the acquisition and development of water supplies on behalf of its members, which include the Rangeview District. SMWSA members include 14 Denver area water providers in Arapahoe and Douglas Counties. Pursuant to certain agreements between us and the Rangeview District, we agreed to provide funding to enable the Rangeview District to acquire rights to water projects undertaken by SMWSA, including rights to water supplied pursuant to the cooperative water project known as WISE. WISE provides for the purchase and construction of infrastructure (such as pipelines, water storage facilities, water treatment facilities, and other appurtenant facilities) to deliver water to and among the 10 members of the South Metro WISE Authority (SMWA), consisting of the Rangeview District and nine other SMWSA members, from the City and County of Denver acting through its Board of Water Commissioners (Denver Water) and the City of Aurora acting by and through its utility enterprise (Aurora Water). In exchange for funding the Rangeview District's WISE obligations, we have the exclusive right to use and reuse the Rangeview District's 900 acre-feet of WISE water (approximately 9%) and infrastructure to provide water service to the Rangeview District's customers and to receive the revenue from providing those services. Our current WISE subscription entitles us to approximately three million gallons per day of transmission pipeline capacity while staying within our annual subscription of 900 acre-feet between June 1st and May 31st.

The cost of the water to the members is based on the water rates charged by Aurora Water and can be adjusted each January 1. As of January 1, 2024, WISE water was $6.55 per thousand gallons and such rate remained in effect through calendar 2024. Effective January 1, 2025, WISE water increased to $7.23 per thousand gallons, which will be in effect for all of calendar 2025. In addition, we pay certain system operational and construction costs, which is subject to the percentage of Rangeview District's share (approximately 9%). If a WISE member, including the Rangeview District, does not need its WISE water each year or a member needs additional water, the members can trade and/or buy and sell water amongst themselves. For the year ended August 31, 2025, we, through the Rangeview District, purchased a total of just under 156 acre-feet of WISE water for $0.4 million. For the year ended August 31, 2024, we, through the Rangeview District, purchased a total of just over 134 acre-feet of WISE water for $0.4 million.

During the years ended August 31, 2025 and 2024, we provided $1.0 million and $0.6 million of financing to the Rangeview District to fund the Rangeview District's obligation to purchase WISE water rights and pay for operational and construction charges. Ongoing funding requirements are dependent on the WISE water subscription amount and the Rangeview District's allocable share of the operational and overhead costs of SMWA and construction activities related to delivery of WISE water.

East Cherry Creek Valley System

Pursuant to a 1983 lease, ECCV Water and Sanitation District leased the right to develop infrastructure to pump up to 4,000 acre feet of groundwater from the Arapahoe aquifer below the Lowry Range (ECCV Lease). ECCV's system is comprised of eight wells and more than ten miles of buried water pipeline located on the Lowry Ranch. In May 2012, we entered into an agreement to operate and maintain the ECCV facilities allowing us to utilize the system to provide water to commercial and industrial customers, including hydraulic fracturing for oil and gas wells. The agreement allows us to use the ECCV system through April 30, 2032 in exchange for a flat monthly fee and a fee per 1,000 gallons of water produced from ECCV's system, which is included in the water usage fees charged to customers. Pursuant to the ECCV Option, we will be able to add the use of the ECCV system and 4,000 acre-feet of Arapahoe aquifer groundwater to our Lease, upon the expiration of the ECCV lease (July 8, 2032) through the expiration of our Lease in 2081.

Sources of Water and Wastewater Service Revenue

Our water and wastewater resource development segment generates revenue from the following sources, described in greater detail below:

- Monthly metered water usage and wastewater treatment fees;
- One-time water and wastewater tap (connection) fees;
- Construction and special facility funding fees;
- Consulting fees; and
- Industrial – oil and gas operations fees.

Monthly Metered Water Usage and Wastewater Treatment Fees

Monthly metered water usage fees are assessed to customers based on actual deliveries each month. Water usage fees are based on a tiered pricing structure that provides for higher prices as customers use greater amounts of water. The water usage fees for customers in the Lowry Ranch are noted in the tables below:

Current Lowry Ranch tiered potable water usage pricing structure

Base charge per SFE per month	$	32.74
Price ($ per thousand gallons used per month)		
0 gallons to 15,000 gallons	$	4.63
15,000 gallons to 30,000 gallons	$	8.10
30,000 gallons and above	$	9.95

Current Lowry Ranch tiered non-potable water usage pricing structure

Base charge per SFE per month	$	32.74
Price ($ per thousand gallons used per month)		
0 gallons to 15,000 gallons	$	3.94
15,000 gallons to 30,000 gallons	$	6.89
30,000 gallons and above	$	8.46

The figures in the table above reflect the amounts charged to the Rangeview District's end-use customers on the Lowry Ranch. Pursuant to the Lease, the amounts charged by the Rangeview District to its end-use customers on the Lowry Ranch cannot exceed the average of similar rates and charges of three surrounding municipal water and wastewater service providers. In exchange for providing water service to the Rangeview District's Lowry Ranch customers, we receive 98% of the usage charges received by the Rangeview District relating to water services after deducting the required royalty to the Land Board (described above at Rangeview Water Supply – *Land Board Royalties and Fees*).

The amounts charged by the Rangeview District to its end-use customers off the Lowry Ranch are determined pursuant to the Rangeview District's service agreements with such customers and such rates may vary. In exchange for providing water service to the Rangeview District's customers off the Lowry Ranch, we receive 98% of the usage charges received by the Rangeview District relating to water services after deducting any required royalty to the Land Board. The royalty to the Land Board is required for water service provided utilizing our Rangeview Water Supply, which includes most of our current customers off the Lowry Ranch except those at the Elbert & Highway 86 Commercial District (also known as "Wild Pointe" described below).

We sell bulk water at a rate of $14.76 per thousand gallons to commercial and industrial customers via bulk meters or the Company's water fill stations.

We also collect other immaterial fees and charges from customers and other users to cover miscellaneous administrative and service expenses, such as application fees, review fees, reinspection fees, and permit fees.

In exchange for providing wastewater services, we receive 90% of the Rangeview District's monthly wastewater treatment fees, as well as the right to use or sell the reclaimed water.

Water and Wastewater Tap Fees

We generate significant revenue from fees charged to customers to connect to our water and wastewater systems. These fees are known as tap fees. The tap fee is a non-refundable fee that is typically payable at the time a building permit is granted for construction of a home or business and authorizes the property to connect to the water or wastewater system. Once granted, the right stays with the property. We have no obligation to physically connect the property to the lines; this is typically done by the homebuilder or commercial developer. Once connected to the water and/or wastewater systems, the property has live service, and the customer can receive metered water deliveries from our system and send wastewater into our system. Thus, the customer has full control of the connection right as it can obtain all the benefits from this right. Our systems are "wholesale facilities," namely those assets used to deliver water and wastewater to a service area or major regions or portions thereof. Wells, treatment plants, pump stations, tanks, reservoirs, transmission pipelines, and major sewage lift stations are typical examples of wholesale facilities.

In exchange for providing water and wastewater service to the Rangeview District's customers using the Rangeview Water Supply and wastewater facilities, we receive 100% of Rangeview District's water and wastewater tap fees after payment of a 2% royalty to the Land Board for the sale of water taps (other than taps to Sky Ranch which are exempt from royalties).

The Rangeview District's 2025 water tap fees are $34,200 per SFE and its wastewater tap fees are $8,240. The Rangeview District assesses its tap and usage fees annually and adjusts the rates as necessary.

Construction and Special Facility Funding Fees

Construction and Special Facility Funding fees are fees we receive, typically in advance, from developers for us to build infrastructure that is normally the responsibility of the developer because the facilities service only the developer's property. These types of facilities may include retail facilities, which distribute water to and collect wastewater from an individual subdivision or a community, and special facilities, which are required to extend services to an individual development and are not otherwise classified as a typical wholesale facility or retail facilities. Temporary infrastructure required prior to construction of permanent water and wastewater systems or transmission pipelines to transfer water from one location to another are examples of special facilities. Once we certify that the special facilities have been constructed in accordance with our design criteria, the developer dedicates the special facilities to the Rangeview District, and we operate and maintain the facilities on behalf of Rangeview.

Consulting Fees

Consulting fees are received, typically monthly, from municipalities and area water providers for whom we provide contract operation services.

Industrial – Oil and Gas Operations Fees

We provide water for oil and gas operators that are performing hydraulic fracturing, mainly in the Niobrara Formation on and around our service area and our Sky Ranch property. These fees are paid based on the metered gallons of water delivered. Oil and gas drilling in our area is affected by the price of oil and state, local and federal government regulations. The number of wells drilled varies from year to year. Each well utilizes between 10 and 20 million gallons of water during the hydraulic fracturing process, which equates to selling water between approximately 100 and 200 homes for an entire year. With a large percentage of the acreage surrounding the Lowry Ranch in Arapahoe, Adams, Elbert, and portions of Douglas Counties already leased by oil companies, we anticipate continuing to provide water for drilling and hydraulic fracturing in the future.

Service to Customers Not on the Lowry Ranch

In addition to customers on the Lowry Ranch, we have an agreement with the Rangeview District to be its exclusive water and wastewater service provider throughout its service area. This includes the design, construction, operation and maintenance of water and wastewater systems to serve the Rangeview District's customers located outside the Lowry Ranch Service Area (for example Wild Pointe and Sky Ranch) (Non-Lowry Service Agreement). In exchange for providing water and wastewater services to the Rangeview

District's customers that are not on the Lowry Ranch, we receive 100% of water and wastewater tap fees, 98% of the water usage fees, received by the Rangeview District from these customers, after deduction of royalties due to the Land Board, if applicable (i.e., if we use a portion of the Rangeview Water Supply, such as the Export Water, to provide service to such customers), and 90% of the monthly wastewater service and usage fees received by the Rangeview District from customers.

Sky Ranch Water and Wastewater Service – Pursuant to the Non-Lowry Service Agreement, we are the exclusive provider of water and wastewater services to all current and future residents, businesses, and other water users at the Sky Ranch development.

Wild Pointe – Elbert & Highway 86 Commercial Metropolitan District – In 2017, we entered into an agreement with the Rangeview District, which had entered into an agreement with Elbert & Highway 86 Commercial Metropolitan District (Elbert 86 District) to operate and maintain a water system for residential and commercial customers at the Wild Pointe development in Elbert County. The water system includes two deep water wells, a pump station, treatment facility, storage facility, over eight miles of transmission lines, and over 450 acre-feet of water rights serving Wild Pointe. We provided $1.6 million in funding to acquire the exclusive rights to operate and maintain all the water facilities in exchange for payment of the remaining residential and commercial tap fees and annual water use fees. Service to Wild Pointe is governed by the Non-Lowry Service Agreement.

Our Land Development Assets – Sky Ranch

In 2010, we purchased approximately 930 acres of undeveloped land in unincorporated Arapahoe County, which we are actively developing as the master planned community known as Sky Ranch. With the property acquisition, we also acquired nearly 830 acre-feet of water beneath Sky Ranch and approximately 640 acres of oil and gas mineral rights. Sky Ranch is located 16 miles east of downtown Denver, four miles north of the Lowry Ranch, and four miles south of Denver International Airport.

Sky Ranch is zoned for residential, commercial, and retail uses, including up to 3,200 homes and more than two million square feet of commercial, retail, and light industrial development. See illustration above for the current layout of Sky Ranch. The development of Sky Ranch will occur in multiple filings and phases which will take several years to complete. As of August 31, 2025, we have delivered to homebuilders 1,169 finished lots, retaining 71 lots for our single-family rental segment, are under construction on 204 lots scheduled for delivery in fiscal 2026, and have under contract an additional 148 lots scheduled for delivery in fiscal 2027 at Sky Ranch. As of August 31, 2025, homebuilders have built and sold 837 homes at Sky Ranch, with approximately 64 homes under construction. All Phase 1 lots in Sky Ranch are complete and all public improvements (roads, parks, open spaces, storm drain facilities, etc.) have been accepted by the various governmental entities that will control and maintain the infrastructure.

As the land developer, we are obligated to provide finished lots (i.e. lots ready for building permits to construct homes) to each of the home builders as part of our agreements with them. We build, or contract to build, the roads, curbs, wet and dry utilities, storm drains, parks, open spaces, and other related improvements as part of a master planned community pursuant to our agreement with the Sky Ranch CAB. Each builder is required to purchase water and wastewater taps for each lot from the Rangeview District at the time a building permit is issued. The cost of the water and wastewater tap for a lot depends on the size of the lot, the size of the house, and the amount of irrigated landscaping. Pursuant to the Non-Lowry Service Agreement, we receive all the water and wastewater tap fees from tap sales at Sky Ranch and 98% of the ongoing monthly water and 90% of ongoing monthly wastewater service revenue.

Public improvements, such as roads, parks, water and sanitary sewer mains, storm sewer, and drainage improvements, that are shared by all homeowners in the development and are not specific to any private finished lot are ultimately owned by the governmental metropolitan district or other municipality that is responsible for the maintenance of the improvements. Upon completion and acceptance of certain public improvements by the "Sky Ranch Districts" or the Sky Ranch CAB (both of which are defined below), we are entitled to receive reimbursement for the verified public improvement costs. Pursuant to certain agreements with the Sky Ranch Districts and the Sky Ranch CAB, on their behalf we construct public infrastructure such as roads, curbs, storm water, drainage, sidewalks, parks, open space, trails etc., which costs are reimbursed to us by the Sky Ranch CAB through funds generated by the Sky Ranch Districts through taxes, fees, or the issuance of municipal bonds. See Note 2 and Note 5 to the accompanying consolidated financial statements regarding treatment and recognition of these public improvement costs.

Pursuant to our service agreements, we are required to construct all required wholesale water and wastewater improvements (i.e., a wastewater reclamation facility, water supply, storage, treatment, and other wholesale facilities) for the provision of water and wastewater service to the property. As of August 31, 2025, we have completed the required wholesale facilities and other infrastructure to provide water and wastewater for over 2,000 homes at Sky Ranch. The most significant wholesale facility built was the wastewater reclamation facility, which cost $10.2 million and has a designed capacity to provide wastewater for more than 2,000 single-family homes before requiring expansion. This allows the treatment facility to process wastewater for several development phases at Sky Ranch before additional investment is needed to increase its capacity.

We expect to have other phases developing concurrently with the second phase that could include commercial, retail, and light industrial sites. We expect full development of the Sky Ranch Master Planned Community to take another eight to ten years depending on market conditions.

Pursuant to the Sky Ranch Water and Wastewater Service Agreement, dated June 19, 2017, between PCY Holdings, LLC (a wholly-owned subsidiary of ours that holds title to the Sky Ranch land), and the Rangeview District, PCY Holdings, LLC, agreed to construct certain facilities necessary to provide water and wastewater service to Sky Ranch. The Rangeview District, through us as its exclusive service provider, agreed to provide water and wastewater services to the Sky Ranch property. We have installed roughly 29 miles of water delivery and wastewater collection infrastructure at a cost of $10.5 million, which is reimbursable by the Sky Ranch CAB as outlined in Note 5 to the accompanying consolidated financial statements.

We have also leased the oil and gas minerals underlying the property to a major independent exploration and production company.

Sky Ranch Metropolitan Districts

The Sky Ranch Metropolitan District Nos. 1, 3, 4, 5, 6, 7 and 8 are quasi-municipal corporations and political subdivisions of Colorado formed for the purpose of providing services to the Sky Ranch property (Sky Ranch Districts). The Sky Ranch Districts are governed by an elected board of directors. Eligible voters and persons eligible to serve as directors of the Sky Ranch Districts must own an interest in property within the boundaries of the district. We own certain rights and real property interests which encompass the current boundaries of the districts and certain of our employees serve on the boards of directors of the Sky Ranch Districts. The current directors of the districts are Mark W. Harding (our President, Chief Executive Officer, and a director), Marc Spezialy (our Vice President, Chief Financial Officer), Scott E. Lehman (our employee), Dirk Lashnits (our employee), and two independent board members. Pursuant to Colorado law, directors may receive $100 for each board meeting they attend, up to a maximum of $1,600 per year. Messrs. Harding, Spezialy, Lehman, and Lashnits have all elected to forego these payments.

Sky Ranch Community Authority Board

Districts No. 1 and 5 of the Sky Ranch Districts, formed the Sky Ranch Community Authority Board (Sky Ranch CAB) to, among other things, design, construct, finance, operate and maintain certain public improvements for the benefit of the property within the boundaries and/or service area of the Sky Ranch Districts. In order for the public improvements to be constructed and/or acquired, it is necessary for each Sky Ranch District and/or the Sky Ranch CAB to be able to fund the improvements and pay its ongoing operations and maintenance expenses related to the provision of services that benefit the property. We entered into agreements, first with Sky Ranch Metropolitan District No. 1 in 2014 and later with the Sky Ranch CAB, that require us to fund expenses related to the construction of an agreed upon list of public improvements for the Sky Ranch Master Planned Community.

We and the Sky Ranch CAB entered into a Facilities Funding and Acquisition Agreement (FFAA) for Phase 1 effective November 2017 and amended on September 2024, obligating us to advance funding to the Sky Ranch CAB for specified public improvements. We and the Sky Ranch CAB entered into a Phase 2 Facilities Funding and Acquisition Agreement (FFAA2) for Phase 2 effective December 2020, obligating us to advance funding to the Sky Ranch CAB for specified public improvements. All amounts owed under the FFAA and FFAA2 bear interest at a rate of 6% per annum. Any advances not paid or reimbursed by the Sky Ranch CAB by December 31, 2058, for Phase 1 and December 31, 2060, for Phase 2, shall be deemed forever discharged and satisfied in full. Advances and verified costs expended by us for expenses related to the construction of the agreed-upon public improvements are reimbursable to us by the Sky Ranch CAB. No repayment is required of the Sky Ranch CAB for advances made or expenses incurred related to the construction of public improvements unless and until the Sky Ranch CAB and/or Sky Ranch Districts generate sufficient funds from property taxes, fees, or the issuance of bonds in an amount sufficient to reimburse us for all or a portion of advances or other public improvement expenses incurred. Unpaid advances accrue interest at the rate of 6% annually. The Sky Ranch CAB has agreed to exercise reasonable efforts to issue bonds to reimburse us subject to certain limitations. In addition, the Sky Ranch CAB has agreed to utilize any available moneys not otherwise pledged to payment of debt or used for operation and maintenance expenses to reimburse us. Since 2017, we have advanced the Sky Ranch CAB a total of $85.6 million for funding the construction of the public improvements. The Sky Ranch CAB has remitted the following amounts to us for repayment of public improvements and the related interest:

- In November 2019, the Sky Ranch CAB issued bonds and repaid $10.5 million;
- In fiscal 2021, the Sky Ranch CAB repaid $0.4 million from unencumbered funds resulting from a budget surplus;
- In fiscal 2022, the Sky Ranch CAB repaid $0.1 million from unencumbered funds resulting from a budget surplus;
- In August 2022, the Sky Ranch CAB issued bonds and repaid $23.6 million;
- In fiscal 2023, the Sky Ranch CAB repaid $0.9 million from unencumbered funds resulting from a budget surplus;
- In fiscal 2024, the Sky Ranch CAB repaid $0.8 million from unencumbered funds resulting from a budget surplus;
- In October 2024, the Sky Ranch CAB refinanced the 2019 bonds and repaid $10.1 million; and
- In fiscal 2025, the Sky Ranch CAB repaid $5.1 million from unencumbered funds resulting from a budget surplus.

Due to continued growth and the continued belief the Sky Ranch CAB can repay amounts we spend on public improvements, Phase 2 reimbursable public improvements, along with the project management revenue, and interest income are being recorded as a note receivable from the Sky Ranch CAB as incurred. Note 5 to the accompanying consolidated financial statements summarizes the changes to the note receivable. The Sky Ranch CAB has an obligation to repay us but the ability of the Sky Ranch CAB to repay us before the contractual termination dates is dependent upon the establishment of a tax base or other fee-generating activities sufficient to recover reimbursable costs incurred. Costs incurred will be recognized as land under development costs or notes receivable – related party, depending on whether collectability is deemed to be considered probable.

The current directors of the Sky Ranch CAB are Mark W. Harding (our President, Chief Executive Officer, and a director), Marc Spezialy (our Vice President, Chief Financial Officer), Scott E. Lehman (our employee), Dirk Lashnits (our employee), and one independent board member. Pursuant to Colorado law, directors may receive $100 for each board meeting they attend, up to a maximum of $1,600 per year. Messrs. Harding, Spezialy, Lehman, and Lashnits have all elected to forego these payments.

Other Assets

Oil and Gas Leases

In 2011, we entered into an Oil and Gas Lease (Sky Ranch O&G Lease) and Surface Use and Damage Agreement and received an up-front payment and a 20% of gross proceeds royalty (less certain taxes) from the sale of oil and gas produced from the mineral estate we own at Sky Ranch. The Sky Ranch O&G Lease is now held by production, and we have been receiving royalties from the oil and gas production from six wells drilled within our mineral interest. During fiscal year ending August 31, 2024, seven new wells were drilled on Sky Ranch and placed into operations. During the years ended August 31, 2025 and 2024, we received $6.7 million and $0.8 million in royalties attributable to these wells.

Arkansas River Land and Minerals

As of August 31, 2025 and 2024, the Company owned 544 acres and 698 acres of land in the Arkansas River valley which is classified as held for sale as we intend to sell the remaining 544 acres in due course. We also own approximately 13,900 acres of mineral interests in the Arkansas River Valley, which has no carrying value on our books due to an impairment charge of $1.4 million we recorded in fiscal 2020. We currently have no plans to sell our mineral interests.

Significant Customers

We primarily provide water and wastewater services on the Rangeview District's behalf to the Rangeview District's customers. The Rangeview District accounts for the majority of our water and wastewater service revenue. Refer to Note 9 in the accompanying consolidated financial statements for additional information on our significant customers.

Projected Operations

This section should be read in conjunction with *Item 1A – Risk Factors*.

Along the Colorado Front Range, there are over 70 water providers with varying needs for replacement and/or new water supplies. We believe that we are well positioned to assist certain of these providers in meeting their current and future water needs.

We design, construct, operate and maintain our water and wastewater facilities using advanced water treatment and wastewater treatment technologies, which allow us to use our water supplies in an efficient and environmentally sustainable manner. We develop our water and wastewater systems in stages to efficiently meet customer demands in our service areas by managing capital investments required for construction of facilities. We use third-party contractors to construct our facilities as needed. We employ licensed water and wastewater operators to run our water and wastewater systems. As our systems expand, we expect to hire additional personnel to operate our systems, which include water production, treatment, testing, storage, distribution, metering, billing, and operations management.

Our water and wastewater systems conjunctively use surface and groundwater supplies and storage of raw water and highly treated reclaimed water supplies to provide a balanced sustainable water supply for our customers. Integrating conservation practices and incentives, together with effective water reuse, demonstrates our commitment to providing environmentally responsible and sustainable water and wastewater services. Water supplies and water storage reservoirs are competitively sought throughout the west and along the Front Range of Colorado. We believe that regional cooperation among area water providers in developing new water supplies, water storage, and transmission and distribution systems provides the most cost-effective way of expanding and enhancing service capacities for area water providers. We continue to seek opportunities for developing water supplies and water storage opportunities with other area water providers.

As we continue expanding and developing our Rangeview Water Supply, we anticipate needing a significant number of high-capacity deep water wells. These wells would be drilled into one or more of the three principal aquifers located beneath the Lowry Ranch, and, as with our current wells, the water would be delivered to central water treatment facilities for treatment prior to delivery to customers. Continued development of our Lowry Ranch surface water supplies will require facilities to divert surface water to storage reservoirs to be located on the Lowry Ranch, additional treatment facilities to treat the water prior to introduction into our distribution system(s), and additional surface water diversion facilities designed with capacities to divert the surface water when available (particularly during seasonal events such as spring run-off and summer storms) for storage in reservoirs to be constructed on the Lowry Ranch. We estimate the full build-out of water and wastewater facilities (including diversion structures, transmission pipelines, reservoirs, and water treatment facilities) to develop and deliver our portfolio of water would cost in excess of $900 million, and would accommodate water service to customers located on and outside the Lowry Ranch. We believe this build out would occur in phases over many decades, and we believe tap fees would be sufficient to fund the required infrastructure costs.

Our Denver-based supplies are a valuable, locally available resource located near the point of use. This enables us to incrementally develop infrastructure to produce, treat and deliver water to customers based on their growing demands.

During fiscal 2025 and 2024, combined, we invested nearly $8.2 million in infrastructure, including wells, pipelines, appurtenances for the WISE and Sky Ranch water and wastewater systems to provide water and wastewater services to our growing number of customers at Sky Ranch and elsewhere. We expect to continue to invest in water rights and facilities as our customer demands grow.

We continue developing our Sky Ranch property, including finishing lots for home builders, building additional water and wastewater infrastructure for residential and commercial development at the property, and having homes constructed for our single-family home rental business. During the years ended August 31, 2025 and 2024, for Phase 2 we invested $21.7 million and $18.8 million in our Sky Ranch land which included $7.0 million and $5.7 million of expendable costs related to the delivery of finished lots and $15 million and $13.1 million of costs for public improvements which we expect to be repaid by the Sky Ranch CAB. Additionally, we spent approximately $0.1 million and $0.4 million on construction costs related to our single-family rental business. Phase 1 was our first project as a land developer and was done ahead of our original schedule and on budget. Phase 2A, which broke ground in February 2021, incurred a total of $22.0 million of construction costs to deliver the lots (of which we estimate $18.2 million is for public improvements to be repaid by the Sky Ranch CAB). Phase 2B, which broke ground in March 2023, incurred a total of $18.5 million of construction costs to deliver the lots (of which we estimate $14.5 million is for public improvements to be repaid by the Sky Ranch CAB). Phase 2C, which broke ground in January 2024, incurred a total of $17.0 million of construction costs to deliver the lots (of which we estimate $15.9 million is for public improvements to be repaid by the Sky Ranch CAB). During the years ended August 31, 2025 and 2024, we sold 179 and 69 water and wastewater taps at Sky Ranch to homebuilders, respectively, which generated $7.1 million and $2.6 million of tap fees. The Company sold an additional three and four water taps during the years ended August 31, 2025 and 2024, respectively, which generated $0.2 million and $0.8 million. As of August 31, 2025, we have sold 956 water and wastewater taps at Sky Ranch in Phases 1, 2A, 2B, and 2C. Based on current prices and engineering estimates, we believe Phase 2 of Sky Ranch will produce additional tap fee revenue of $19.1 million in water and wastewater tap fee revenue and cash over the next three years.

We currently have 14 rental home leases and our next five rentals, townhomes in Phase 2B, are in the finishing stages of construction and will be rented by the end of calendar 2025. We plan to build 76 additional rental homes over the next several years in Phases 2B-D. We anticipate building these homes concurrently with construction of homes in Phase 2. The 14 homes constructed to date have an average construction cost of approximately $350,000 and have a market value of more than $500,000 each.

We plan to develop additional water assets within the Denver area and are exploring opportunities to utilize our water assets in areas adjacent to our existing water supplies. Additionally, we continue to source additional land acquisitions that could be paired with our water to provide additional growth to each of our business segments.

Growth in Colorado

Colorado continues to grow. According to the latest census report from 2021, Colorado added over 744,000 residents from 2010 to 2021, a growth of 14.8%, bringing the Colorado population to nearly 5.8 million, which is projected to grow to more than 8.7 million by 2050. A Statewide Water Supply Initiative report by the Colorado Water Conservation Board estimates that the South Platte River basin, which includes the Denver metropolitan region (and our Sky Ranch community), could require an additional 400,000 acre-feet of water by the year 2030 due to continued growth. What makes this difficult for land developers and builders is that Colorado law requires developers to demonstrate they have sufficient water supplies for their proposed projects before zoning applications will be considered. This means cities, municipalities, developers and builders must demonstrate water availability prior to development. This indicates that water will continue to be critical to growth prospects for the region and the state, and that competition for available sources of water will continue to intensify.

In recent years we have witnessed several changing consumer patterns, including residents leaving downtown urban areas to buy homes in the suburbs and work remotely. This put our Sky Ranch community in the enviable position of being able to respond to this demand due to its great location, affordable home prices, available inventory, and easy access to work centers and major transportation corridors. We believe our ability to pair our water to our land and our in-house expertise for operating our systems allowed us to provide home builders with an affordable and sustainable master planned community that allowed our builders to quickly satisfy the increased demand from home buyers. We believe our affordable community will continue to grow through cyclical housing markets such as we experienced in fiscal 2024 and fiscal 2025.

Growth in the Denver area has trended east with significant activity occurring along the I-70 corridor, an area which enjoys excellent transportation infrastructure with I-70, rail access, and Denver International Airport (DIA). The region has significant employment centers, including DIA, the University of Colorado Anschutz Medical Campus, an Amazon fulfillment center, the Rocky Mountain Regional VA Medical Center, Buckley Space Force Base, and more, creating demand for residential, retail, and commercial development opportunities.

This tremendous growth, coupled with relatively low new and resale home inventories, along with a shift in lifestyle choices from home ownership to renting, has pushed the single-family rental market into double-digit growth. Although this market has existed for decades, the focus has shifted from individuals owning the units to commercial institutions buying large blocks of houses for rentals. The single-family rental space is now among the fastest growing segments in the U.S. housing market. Demand for rental units has been steadily increasing due to current demographic trends related to Gen-Y and baby boomers; however, migration patterns related to remote work have accelerated that demand. According to the 2021 census, single-family rentals grew by 31% from 2007 to 2016, compared to 14% for multifamily rentals over the same period. As the demand for more single-family rental properties grows, an increasing number of larger investors are expanding their investment strategy to include the product. Recently, the single-family rental market was estimated at $3.4 trillion, compared to $3.5 trillion for the multifamily market, and institutional investors make up less than 2% of the market compared to 55% for the multifamily market. As more young families, families with children, and retirees look to rent single-family homes with yards and recreational amenities on a long-term basis, more investors are looking to the single-family rental markets to expand their portfolios and grow their capital.

In addition to actively seeking to expand our land holdings for development purposes, we also market our water supplies and services to developers and home builders that are active along the Colorado Front Range as well as other area water providers in need of additional supplies.

Colorado's future water needs will be met through conservation, reuse, and the development of new supplies. The Rangeview District's rules and regulations for water and wastewater service call for adherence to strict conservation measures, including low-flow water fixtures, high efficiency appliances, and advanced irrigation control devices. Additionally, our systems are designed and constructed using a dual-pipe water distribution system to segregate the delivery of high-quality potable drinking water to customers through one system and a second system to supply raw or reclaimed water for irrigation demands in parks and open spaces. About one-half of the water used by a typical Denver-area residential water customer is used for outdoor landscape and lawn irrigation. We believe that raw or reclaimed water supplies provide the lowest cost, most environmentally sustainable water for outdoor irrigation. We expect our systems to include an extensive water reclamation systems in which essentially all effluent water from wastewater treatment plants will be reused to meet non-potable outdoor irrigation water demands. Our dual-distribution systems demonstrate our commitment to environmentally responsible water management policies in our water-short region.

Labor and Raw Materials

We competitively bid contracts for infrastructure improvements (grading, utilities, roads, water, and wastewater infrastructure) at Sky Ranch. Many of our contractors enter fixed-price contracts where the contractor is at risk for cost overruns prior to completion of improvements. Under these fixed-price contracts, the contract prices are established in part based on fixed, firm subcontractor quotes on contracts and on cost and scheduling estimates. These quotes or estimates may be based on several assumptions, including assumptions about prices and availability of labor, equipment and materials, and other issues. Increased costs or shortages of skilled labor, concrete, steel, pipe, and other materials could cause increases in development costs and delays. These shortages and delays may result in delays in the delivery of the lots under development or the completion of water or wastewater facilities, increase costs for us or other contractors on our projects, reduce gross margins from sales, or subject us to penalties or defaults under our agreements. While we contract with third parties for our labor and materials at a fixed price, which we believe allows us the ability to mitigate the risks associated with shortages of and increases in the cost of labor and building materials, other unforeseen factors may arise which could increase our costs.

Water and Wastewater Services

We negotiate individual service agreements with our governmental customers and with their developers and/or home builders to design, construct and operate water and wastewater systems and to provide services to end use customers of governmental entities and to commercial and industrial customers. These service agreements seek to address all aspects of the development of the water and wastewater systems, including:

   (i)   the purchase of water and wastewater taps in exchange for our obligation to construct certain wholesale facilities;
   (ii) the establishment of payment terms, timing, capacity, and location of special facilities (if any); and
   (iii) specific terms related to our provision of ongoing water and wastewater services to our local governmental customers as well as the governmental entities' end-use customers.

Although we have exclusive long-term water and wastewater service contracts for 24,000 acres of the Lowry Ranch, Wild Pointe, and Sky Ranch, providing water and wastewater service is subject to competition elsewhere. Alternate sources of water are available, principally from other private parties such as farmers or others owning water rights that have historically been used for agriculture, and from municipalities seeking to annex new development areas in order to increase their tax base. Our principal competition in areas close to the Lowry Ranch is the city of Aurora. Principal factors affecting competition for water service include the availability of water for the particular purpose, the cost of delivering the water to the desired location (including the cost of required taps), and the reliability of the water supply during drought periods, and the political climate for additional annexations. We estimate that the water assets we own and have the exclusive right to use have a supply capacity of approximately 60,000 SFE units, and we believe that they provide us with a significant competitive advantage along the Front Range. Our legal rights to the Rangeview Water Supply have been confirmed for municipal use, and our water supply is close to Denver area water users. We believe that our pricing structure is competitive and that our water portfolio is well balanced among surface water rights, groundwater rights, storage capacity and reclaimed water supplies.

Land Development

Developing raw land is a highly competitive business, requires substantial upfront capital and typically requires many years to complete. There are many developers, as well as properties and development projects, in the same geographic area in which Sky Ranch is located. Competition among developers and projects is determined by the location of the real estate, the market appeal of the development plan, the cost and value of the end product, the developer's ability to build, market and deliver projects on a timely and cost effective basis, and the availability of water to serve the project. Residential developers sell to home builders, who in turn compete based on location, price/value, market segmentation, product design, and reputation. Commercial, retail, and industrial developers sell to and/or compete with other developers, owners, and operators of real estate for a limited number of potential buyers. We believe we have exceeded the market's expectations with the delivery of our lots at Sky Ranch and have demonstrated the ability and expertise to continue to deliver lots in a large-scale master planned community.

Environmental, Health and Safety Regulation

Provision of water and wastewater services is subject to regulation under the federal Safe Drinking Water Act, the Clean Water Act, related state laws, and federal and state regulations issued under these laws. These laws and regulations establish criteria and standards for drinking water and for wastewater discharges. In addition, we are subject to federal and state laws and other regulations relating to solid waste disposal and certain other aspects of our operations.

Environmental compliance issues may arise in the normal course of operations or because of regulatory changes. We attempt to align capital budgeting and expenditures to address these issues in a timely manner.

Safe Drinking Water Act

The Safe Drinking Water Act establishes criteria and procedures for the U.S. Environmental Protection Agency (EPA) to develop national quality standards for drinking water. Regulations issued pursuant to the Safe Drinking Water Act and its amendments set standards on the amount of certain microbial and chemical contaminants and radionuclides allowable in drinking water. The State of Colorado has assumed primary responsibility for enforcing the standards established by the Safe Drinking Water Act and has adopted the Colorado Primary Drinking Water Standards (Code of Colorado Regulations 5 CCR 1003-1). Current requirements for drinking water are not expected to have a material impact on our financial condition or results of operations as we have made and are making investments to meet existing water quality standards. In the future, we might be required to change our method of treating drinking water and make additional capital investments if additional regulations become effective.

The federal Groundwater Rule became effective December 1, 2009. This rule requires additional testing of water from well sources and under certain circumstances requires demonstration and maintenance of effective disinfection. In 2009, Colorado adopted Article 13 to the Colorado Primary Drinking Water Standards to establish monitoring and compliance criteria for the Groundwater Rule.

Clean Water Act

The Clean Water Act regulates wastewater discharges from drinking water and wastewater treatment facilities and storm water discharges into lakes, rivers, streams, and wetlands. The State of Colorado has assumed primary responsibility for enforcing the standards established by the federal Clean Water Act for wastewater discharges from domestic water and wastewater treatment facilities and has adopted the Colorado Water Quality Control Act and related regulations, which also regulate discharges to groundwater. It is our policy to obtain and maintain all required permits and approvals for discharges from our water and wastewater facilities and to comply with all conditions of those permits and other regulatory requirements. A program is in place to monitor facilities for compliance with permitting, monitoring, and reporting for wastewater discharges. From time to time, discharge violations might occur which might result in fines and penalties, but we have no reason to believe that any such fines or penalties are pending or will be assessed.

Solid Waste Disposal

The handling and disposal of residuals and solid waste generated from water and wastewater treatment facilities is governed by federal and state laws and regulations. We have a program in place to monitor our facilities for compliance with regulatory requirements, and we do not anticipate that costs associated with our handling and disposal of waste material from our water and wastewater operations will have a material impact on our business or financial condition.

Employees and Human Capital

As of August 31, 2025, we employed 44 full-time employees, and all are located in the USA. None of our employees are represented by a union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relationship with our employees to be good. Approximately 41 percent are employed in our water and wastewater segment, approximately 34 percent are employed in our land development segment and approximately 25 percent are employed for support and other functions. We are committed to creating a strong team environment where employees always treat customers and each other with respect, and where each of us practices the basic principles of integrity, flexibility, honesty, trust, and stewardship: principles we believe go hand-in-hand with achieving success.

Compensation and Benefits Program

Our compensation program is designed to attract and reward talented individuals who possess the skills necessary to support our business objectives, assist in the achievement of our strategic goals and create long-term value for our shareholders. We provide employees with compensation packages that include base salary, incentive bonuses, and long-term equity awards tied to the value of our stock price and other key performance indicators. We believe that a compensation program with both short-term and long-term awards provides fair and competitive compensation and aligns employee and shareholder interests, including by incentivizing business and individual performance (pay for performance), motivating based on long-term Company performance and integrating compensation with our business plans. In addition to cash and equity compensation, we also offer employees benefits such as fully or partially paid health insurance (medical, dental and vision), paid time off, paid sick leave, paid parental leave, paid bereavement time, and a 401(k) plan with a Company match.

Diversity and Inclusion

We believe that an equitable and inclusive environment with diverse teams produces more creative solutions, results in better, more innovative services and is crucial to our efforts to attract and retain key talent. We continue to focus on building a pipeline for talent to create more opportunities for workplace diversity and to support greater representation within Pure Cycle. We develop and encourage an inclusive culture through Company events, participation in our recruitment efforts, and input into our hiring strategies.

Community Involvement

We aim to give back to the communities where we live and work and believe that this commitment helps in our efforts to attract and retain employees. We offer employees the opportunity to give back through volunteering or Company donations to approved causes.

For more information on our diversity and inclusion and community involvement initiatives, please see our Sustainability Page and our Environmental, Social, and Governance (ESG) report on our website at www.purecyclewater.com.

Other Information

Pure Cycle was incorporated in Delaware in 1976 and reincorporated in Colorado in 2008.

Available Information and Website Address

Our website address is *www.purecyclewater.com*. We make available free of charge through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to these reports as soon as reasonably practicable after filing with the Securities and Exchange Commission (SEC).

These reports and all other material we file with the SEC may be obtained directly from the SEC's website, *www.sec.gov/edgar/searchedgar/companysearch.html*, under CIK code *276720*. The contents of our website are not incorporated by reference into this report.

Item 1A – Risk Factors

The following section describes the material risks and uncertainties that we believe could have a material adverse effect on our business, financial condition, results of operations, and the market price of our common stock. The risks discussed below include forward-looking statements. Actual results may differ materially from those discussed in these forward-looking statements. These risks should be read in conjunction with the other information set forth in this report, including the accompanying consolidated financial statements and notes thereto.

1.   **Risks Related to the Impacts the Economy and External Forces May Have on Our Operations**

Our operations are concentrated in the Front Range area of Colorado; we are subject to general economic conditions in Colorado. Our assets and operations are located solely in the Front Range area of Colorado. Our performance could be adversely affected by economic conditions in, and other factors relating to, Colorado, including supply and demand for housing and zoning and other regulatory conditions. To the extent that the general economic conditions in the Front Range area of Colorado deteriorate, the value of our assets, our results of operations and our financial condition could be materially adversely affected.

We are dependent on the housing market and development in our targeted service areas for future revenue. The homebuilding industry is cyclical and a deterioration in industry conditions or downward changes in general economic or other business conditions could adversely affect our business, results of operations, cash flows and financial condition. Providing wholesale water service using our Colorado Front Range water supplies is one of our key sources of future revenue. The timing and amount of this revenue will depend in part on housing developments being built near our water assets. The development of the Lowry Ranch, Sky Ranch and other properties is subject to many factors that are outside our control. If wholesale water sales are not forthcoming or development in our targeted service areas is delayed or curtailed, we may need to use our capital resources, incur additional short or long-term debt obligations, or seek to sell additional equity. We may not be successful in obtaining additional capital. Although there have been positive market gains in the Colorado housing market in recent years, inflation and rising interest rates have caused slowdowns in the homebuilding industry. These economic concerns could have a significant negative impact on our business and financial condition and our plans for future development of additional phases of Sky Ranch.

Although the Colorado economy has become increasingly diverse, the oil and gas industry remains an important segment of the Colorado economy. New statutes, regulations or other initiatives that would limit oil and gas exploration or increase the cost of exploration, as well as declines in the price of oil and gas, among other things, could lead to a downturn in the Colorado economy, including increased unemployment, which would likely have a negative impact on the housing market and our business and financial condition.

In addition, the residential homebuilding industry is cyclical and is highly sensitive to changes in general economic conditions such as levels of employment, consumer confidence and income, availability of mortgage financing for acquisitions, interest rate levels and inflation, cost and availability of raw materials, among other factors. The residential housing market is impacted by federal and state personal income tax rates and provisions, and government actions, policies, programs and regulations directed at or affecting the housing market, including the Tax Cuts and Jobs Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, tax benefits associated with purchasing and owning a home, and the standards, fees and size limits applicable to the purchase or insuring of mortgage loans by government-sponsored enterprises and government agencies. In addition, changes in immigration policy and enforcement and tariffs imposed on products used in the construction industry can increase construction cost and thereby reduce demand for new housing. Macroeconomic factors also affect demand. For example, from 2020 to 2022 housing starts as well as home prices in Colorado increased, but more recently, rising interest rates have reduced demand for new home starts. The current demand for new homes is subject to continued uncertainty due to many factors, and we could experience declines in the market value and demand for our lots and rental homes, any of which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Tariffs, trade restrictions, and related supply chain disruptions could increase our costs, delay our projects, or reduce demand for our products and services, any of which could adversely affect our business, results of operations, and financial condition. Our development, construction, and water operations rely on materials and equipment that may be subject to U.S. and foreign tariffs, duties, quotas, sanctions, and similar trade barriers. Existing or new measures—such as antidumping and countervailing duties, customs reclassifications, "Buy America"/local-content mandates, and retaliatory actions—can raise procurement costs, lengthen lead times, limit availability, or require alternative suppliers or redesigns, which may delay projects, compress margins, or require additional capital. Tariffs and trade restrictions on our oil and gas customers and homebuilding partners may also indirectly reduce demand for our industrial water sales and for residential lots and related water and wastewater services. Additionally, frequent changes in trade policy create pricing uncertainty and may limit our ability to pass through cost increases, especially under fixed-price or capped contracts. Suppliers may impose surcharges or assert force majeure tied to tariff shifts or shipping constraints, further increasing costs or causing schedule slippage. Prolonged or expanded tariffs, trade disputes, or sanctions regimes could materially raise construction and operating costs, delay or defer projects, reduce demand from key customer segments, and adversely affect our liquidity, results of operations, and financial condition.

Significant competition from other development projects could adversely affect our results. Land development is a highly competitive business. There are numerous land developers, as well as properties and development projects, in the same geographic area in which Sky Ranch is located. Many of our land development competitors may have advantages over us, such as more favorable locations, which may provide more desirable schools and easier access to roads and shopping, or amenities that we may not offer, as well as greater financial resources. If other development projects are found to be more attractive to home buyers, home builders or other developers or operators of real estate based on location, price, or other factors, then we may be pressured to reduce our prices or delay further development, either of which could materially adversely affect our business, results of operations, cash flows and financial condition. The single-family home rental market is also highly competitive. There are numerous companies and individuals that own rental homes in the Sky Ranch area which may have more experience than we do renting single-family homes, better locations, and better pricing. If we are unable to rent the homes at rates that cover our costs or are unable to manage the properties and expenses incurred to manage the properties, the impact to our business, results of operations, cash flows and financial condition could be materially negative.

Our operations could be adversely impacted by increases in material, labor, supplier, logistics and other operating costs, or supply chain delays and shortages, which could cause lower margins or lost sales and adversely impact our business, financial position, results of operations and cash flows, and component price volatility and availability, as well as supplier concentration. The market prices for certain materials and components we purchase, primarily steel and PVC piping, have been volatile. In addition, some supplies are subject to long lead times. Disruptions to the commercial transportation network, including limited container and trucking capacity and port congestion, have increased supplier delivery times for materials to our facilities. Our margins and overall financial performance may be adversely affected by increases in our operating costs, such as material, labor, supplier costs, logistics and energy costs, all of which may be subject to inflationary pressures resulting from increased tariffs, changes in supply and demand and other factors. Since the onset of COVID-19, we have seen operating costs trending upward, labor shortages, logistics disruptions, commodity cost increases and shortages, and overall increased demand in the land development and water business industries. In addition, some of our customers have experienced raw material shortages. Any such shortages can in turn impact and delay our ability to service our customers. While we seek to mitigate any cost increases, labor impacts and supply chain delays and shortages, these efforts may not be successful, and we may experience adverse impacts due to such factors. We cannot predict the extent of these current trends or other future increases in operating costs. To the extent such costs continue to increase, we may be prevented, in whole or in part, from passing such cost increases through to our existing and prospective customers, or our customers may seek other competitive sources due to supply chain delays, which could have a material adverse impact on our margins, business, financial position, results of operations and cash flows.

Our water business is subject to seasonal fluctuations and weather conditions that could affect demand for our water service and our revenue and that could become more extreme with climate change. We depend on an adequate water supply to meet the present and future demands of our customers and their end-use customers and to continue our expansion efforts. Conditions beyond our control may interfere with our water supply sources. Drought and overuse may limit the availability of water, and such droughts may become more frequent and prolonged with climate change. These factors might adversely affect our ability to supply water in sufficient quantities to our customers, and our revenue and earnings may be adversely affected by any supply issues. Additionally, cool, and wet weather, as well as drought restrictions and our customers' conservation efforts, may reduce consumption demands, adversely affecting our revenue and earnings. Furthermore, freezing weather may contribute to water transmission interruptions caused by pipe breakage. If we experience an interruption in our water supply, it could have a material adverse effect on our financial condition and results of operations. Demand for our water during the warmer months is generally greater than during cooler months due primarily to additional requirements for water in connection with cooling systems, irrigation systems and other outside water use. Throughout the year, and particularly during typically warmer months, demand will vary with temperature and rainfall levels. If temperatures during the typically warmer months are cooler than expected or there is more rainfall than expected, the demand for our water may decrease and adversely affect our revenue.

The physical impacts of natural disasters and severe weather conditions could reduce consumer demand for housing, result in service disruptions, delay the closing of the sale of residential lots at Sky Ranch and increase our costs, any of which could harm our sales and results of operations. We conduct our operations in the Colorado Front Range, which is subject to natural disasters, including droughts, tornadoes, wildland fires, and severe weather. The occurrence of natural disasters or severe weather conditions in Colorado or elsewhere could result in interruptions in our water and wastewater operations, delay our construction activities, increase costs, and lead to shortages of labor and materials. Moreover, such extreme weather conditions and natural disasters are likely to increase in frequency and intensity as a result of projected unabated climate change. If our insurance or the insurance of our subcontractors does not fully cover business interruptions or losses resulting from these events, our results of operations could be adversely affected.

2. Risks Related to Our Business and Operations

We may not generate sufficient cash flows from operations or other capital resources to pursue our business objectives. While we have generated net income in the past several years, prior to that we had a history of losses. Our cash flows from operations generally have not been sufficient to fund our operations, and we have been required to raise debt and equity capital and sell assets to remain in operation. Since 2004, we have raised over $76.0 million through (i) the issuance of more than $25.0 million of common stock (including the issuance of stock pursuant to the exercise of options, net of expenses), (ii) the issuance of $5.2 million of convertible debt, which was converted to common stock on January 11, 2011, and (iii) the sale of our Arkansas River water and land for $45.8 million in cash. Our continuing development of Sky Ranch requires significant cash expenditures. We have advanced the Sky Ranch CAB $85.6 million for construction of public improvements in Phases 1 and 2 at Sky Ranch and expect to advance approximately another $23.5 million for the completion of Phase 2 public improvements. The Sky Ranch CAB is not required to repay us for advances made or expenses incurred for improvements at Sky Ranch unless and until the Sky Ranch CAB and/or Sky Ranch Districts generate sufficient funds from either tax revenue, fees or by issuing bonds in an amount sufficient to reimburse us for all or a portion of advances made or expenses incurred. We have funded and expect to continue to fund such expenditures with cash on hand and cash flows from operations. As of August 31, 2025, we had $22 million of cash on hand. If our cash on hand and future cash flows from operations are not sufficient to fund our operations and the significant capital expenditure requirements to continue to develop Sky Ranch, we may be forced to seek additional debt or equity capital. Economic conditions and disruptions have previously caused substantial volatility in capital markets, including credit markets and the banking industry, increasing the cost, and significantly reducing the availability of financing, which may reoccur in the future. There can be no assurance that financing will be available on acceptable terms or at all.

We may not be able to manage the increasing demands of our expanded operations. We have historically depended on a limited number of employees to administer our operations, interface with governmental entities, market our services, and plan and implement the construction and development of our assets. The execution of contracts for lot sales and the continued development of Sky Ranch, including our single-family home rental business, and the expansion and maintenance of our water and wastewater systems, have increased the size and complexity of our business. The success of our current business and future business development and our ability to capitalize on growth opportunities depends on our ability to attract and retain additional experienced and qualified persons to operate and manage our business. We may not be able to maximize the value of our assets if we are unable to attract and retain qualified personnel and to manage the demands of our growing workforce. State regulations set the training, experience and qualification standards required for our employees to operate specific water and wastewater facilities. Failure to find state-certified and qualified employees to support the operation of our facilities could put us at risk for, among other things, regulatory penalties (including fines and suspension of operations), operational errors at the facilities, improper billing, and collection processes, claims for personal injury and property damage, and loss of contracts and revenue. We may be unsuccessful in managing our operations and growth.

The rates that the Rangeview District is allowed to charge customers on the Lowry Ranch for water services are limited by the Lease with the Land Board and our contract with the Rangeview District and may not be sufficient to cover our costs of construction and operation. The prices charged by the Rangeview District for water service on the Lowry Ranch are subject to pricing regulations set forth in the Lease with the Land Board. Both the tap fees and usage rates and charges are capped at the average of the rates of three nearby water providers. Annually, the Rangeview District surveys the tap fees and rates of the three nearby providers, and the Rangeview District may adjust tap fees and rates and charges for water service on the Lowry Ranch based on the average of those charged by this group. We receive 100% of tap fees and 98% of water usage fees charged by the Rangeview District to its customers after the deduction of royalties owed to the Land Board. Our costs associated with the construction of water systems and the production, treatment and delivery of water are subject to market conditions and other factors, which may increase at a significantly higher rate than that of the fees we receive from the Rangeview District. Factors beyond our control and which cannot be predicted, such as government regulations, tariffs and other charges, changs in insurance and labor markets, drought, water contamination and severe weather conditions may result in additional labor and material costs that may not be recoverable under the current rate structure. Both increased customer demand and increased water conservation may also impact the overall cost of our operations. If the costs for construction and operation of our wholesale water services, including the cost of extracting our groundwater, exceed our revenue, we would be providing water service to the Rangeview District for use at the Lowry Ranch at a loss. The Rangeview District may petition the Land Board for rate increases; however, there can be no assurance that the Land Board would approve a rate increase request. Further, even if a rate increase were approved, it might not be granted in a timely manner or in an amount sufficient to cover the expenses for which the rate increase was sought.

A significant portion of our water supplies come from non-renewable aquifers and inadequate water and wastewater supplies could have a material adverse effect on us. A significant portion of our water supplies comes from non-renewable Denver Basin aquifers. The State of Colorado regulates development and withdrawal of water from the Denver Basin aquifers to a rate of 1 percent of the aggregate amount of water determined to be in storage each year, which means our supply should last approximately 100 years even if no efforts were made to conserve or recharge the supply. Nonetheless, we may need to seek additional water supplies to prove our supply can last for 300 years as our non-renewable supplies are depleted. While the acquisition of WISE and Lost Creek water mitigates some of the risk of owning non-renewable supplies, if we are unable to obtain sufficient replacement supplies, it would have a material adverse impact on our business and financial condition. Additionally, the cost of developing and withdrawing water from the aquifers is expected to increase over time, and we may not be able to recover the increased costs through our rates and charges.

In many areas of Colorado, water supplies are limited, and in some cases, current usage rates exceed sustainable levels for certain water resources. We do not currently anticipate any short-term concerns with physical, legal, or continuous availability issues in our service areas. Insufficient availability of water or wastewater treatment capacity could materially and adversely affect our ability to provide for expected customer growth necessary to increase revenue. We continuously look for new sources of water to augment our reserves in our service areas, but our ability to obtain such rights may depend on factors beyond our control. We may not be able to obtain sufficient water or water supplies to increase customer growth as needed to increase or maintain our revenues. Also, increased costs to develop water from aquifers could have a significant negative impact on our business, results of operations, cash flows and financial condition.

To utilize our water resources as intended, we may need to apply for a change of use with the water court from time to time. This may take several years to complete, and there is no assurance that we will be able to obtain a favorable ruling, which may adversely impact our business and financial condition. Water resources that have been historically used for purposes other than municipal and industrial uses or that have been used in other locations, such as our Lost Creek Water, require a favorable change of use ruling by the water court in order for us to use the water as planned. A change of use ruling by the water court could take several years and be a costly and contentious effort since it is anticipated that many parties will oppose the change of use and the transfer of the water. There are several conditions which must be satisfied prior to our receiving a change of use decree. One condition that we must satisfy is a showing of anti-speculation in which we, as the applicant, must demonstrate that we have contractual obligations to provide water service to customers prior to the water court ruling on the transfer of a water right. The water court is also expected to limit the transfer to the "consumptive use" portion of the water right and to address changing the historic use of the water from agricultural uses to other uses such as municipal and industrial use. We expect to face opposition to any consumptive use calculations of the historic agricultural uses of this water. The water court may impose conditions on our transfer of the water rights such as requiring us to mitigate the loss of the farming tax base, imposing re-vegetation requirements to convert soils from irrigated to non-irrigated, imposing water quality measures, and imposing limitations on the timing and location of transfers to mitigate the effect of the transfer on other affected users. Any such conditions, including a change of use ruling that precludes us from using the water resource as intended, would likely increase the cost of transferring the water rights or require us to develop alternative plans or water resources, which could result in substantial delays or expense which may adversely impact our business and financial condition.

A failure of the water wells or distribution networks we own or control could result in losses and damages that may affect our business and financial condition. We distribute water through a network of pipelines and store water in storage tanks and ponds. A failure of these pipelines, tanks or ponds could result in injuries and damage to property for which we may be responsible, in whole or in part. The failure of these pipelines, tanks, or ponds may also result in the need to shut down some facilities or parts of our water distribution network to conduct repairs. Such failures or shutdowns may limit our ability to supply water to our customers and to meet the water delivery requirements prescribed by our contracts, which could adversely affect our business, results of operations, cash flows, and financial condition. Any business interruption or other losses might not be covered by insurance policies or be recoverable through rates and charges, and such losses may make it difficult for us to secure insurance in the future at acceptable rates.

Development on the Lowry Ranch is not within our control and is subject to obstacles. Development on the Lowry Ranch is controlled by the Land Board, which is governed by a five-person citizen board of commissioners, each appointed for a four-year term by the Colorado governor and approved by the Colorado Senate. The Land Board's focus with respect to issues such as development and conservation on the Lowry Ranch tends to change as membership on the Land Board changes. In addition, there are often significant delays in the adoption and implementation of plans with respect to property administered by the Land Board because the process involves many constituencies with diverse interests. In the event water sales are not forthcoming or development of the Lowry Ranch is delayed or abandoned, we may need to use our capital resources, incur additional short or long-term debt obligations, or seek to sell additional equity. We may not have sufficient capital resources or be successful in obtaining additional operating capital.

Because of the prior use of the Lowry Ranch as a military facility, environmental clean-up may be required prior to development, including the removal of unexploded ordnance. The U.S. Army Corps of Engineers has been conducting unexploded ordnance removal activities at the Lowry Ranch for more than 30 years. Continued activities are dependent on federal appropriations, and the Army Corps of Engineers has no assurance from year to year of such appropriations for its activities at the Lowry Ranch.

Dependence on third-party utilities for power and gas could delay our projects, increase costs, and adversely affect our results of operations and financial condition. Our development timelines and delivery of finished lots to national homebuilders depend on timely availability of electric and natural gas service from third-party utilities, including Xcel Energy and other providers. If these utilities are unable or unwilling to extend service when needed—due to permitting or siting delays, labor or equipment shortages, capacity constraints, storm or wildfire response priorities, regulatory proceedings, supply chain disruptions, interconnection backlogs, or changes in their construction schedules or investment plans—we may be forced to delay or resequence phases at Sky Ranch and other projects. Such delays can increase carrying and construction costs; postpone lot closings, water and wastewater service revenues, and rental home lease-up; and strain builder relationships. In addition, utility design changes, cost allocations, or line extension rules can increase off-site or on-site infrastructure costs beyond our estimates, and we may be unable to recover those increases through pricing. Prolonged or repeated utility service delays or cost escalations could materially and adversely affect our development activities, cash flows, results of operations, and financial condition.

We have limited experience with the development of real property. While we have extensive experience designing and constructing water and wastewater facilities and maintaining and operating these facilities, despite having completed Phase 1 and 2A, as well as a substantial amount of Phases 2B through 2E at Sky Ranch, we have less experience developing real property. We may underestimate the capital expenditures required to complete the development of Sky Ranch, including the costs of certain infrastructure improvements and construction costs related to our single-family home rental business. We have limited experience managing property development and construction activities, including the permitting and other approvals required, which may result in delays in completing Sky Ranch. Furthermore, construction and funding of a new interchange on I-70 may delay the issuance of permits beyond Phase 2.

The funds we are advancing to the Sky Ranch CAB for construction of public improvements might not be repaid, which would negatively impact our income, gross margin on selling lots, and cash flows. Since the start of development at Sky Ranch, we have advanced the Sky Ranch CAB $85.6 million for construction of public improvements and expect to fund an additional estimated $23.5 million to complete the buildout of public improvements in Phase 2. At August 31, 2025, of the amounts advanced to the Sky Ranch CAB, $43.8 million has not been repaid, including interest and project management fees. We expect that these amounts will be repaid by the Sky Ranch CAB but cannot guarantee that repayment will occur. No payment is required by the Sky Ranch CAB with respect to construction of public improvements unless and until the Sky Ranch CAB and/or the Sky Ranch Districts have generated funds from property taxes, fee, or the issuance of municipal bonds in an amount sufficient to reimburse the Company for all or a portion of advances provided or expenses incurred for reimbursables. The ability and obligation of the Sky Ranch CAB to reimburse us is dependent on sufficient home sales and commercial development occurring at Sky Ranch to create a tax base that would enable the Sky Ranch CAB to issue bonds to pay for the improvements. If development at Sky Ranch is delayed or curtailed for any reason, including regulatory restrictions, a downturn in the economy or default by one or more of the builders at Sky Ranch, the Sky Ranch CAB may not have sufficient revenues to issue bonds.

Supply shortages and risks related to the demand for skilled labor and building materials could increase costs and delay closings. The property development and home construction industries are highly competitive for skilled labor and materials. Labor shortages throughout the Unites States including the Colorado Front Range have become more acute in recent years as the supply chain adjusts to uneven industry growth. Increased costs or shortages of skilled labor and/or concrete, steel, pipe, lumber, and other materials could cause increases in property development and home construction costs and delays, including in our single-family home rental business. We are unable to pass on increases in property development costs to home builders with whom we have already entered purchase and sale contracts for residential lots, at fixed prices, which were signed well in advance of development. Sustained increases in development and construction costs may, over time, erode our margins. Our ability to build new rental homes, even though we outsource the construction, may be adversely affected by circumstances beyond our control, including: work stoppages, labor disputes, and shortages of qualified trades people, such as carpenters, roofers, masons, electricians, and plumbers; changes in laws and regulations relating to union organizing activity, immigration, tariffs or other matters; lack of availability of adequate utility or infrastructure and services; our need to rely on local subcontractors who may not be adequately capitalized or insured or may not, despite our quality control efforts, engage in proper construction practices or comply with applicable regulations; inadequacies in components purchased from building supply companies; and shortages or delays in availability, or fluctuations in prices of building materials. Any of these circumstances could give rise to delays in the start or completion of, or could increase the cost of, constructing new rental homes.

We may purchase additional land parcels for development or other purposes, thereby exposing us to certain financial risks. We may purchase additional land parcels for development, construction, or other purposes. As noted above, land development and construction require significant cash expenditures before positive cash flows can be generated from the sale of lots, rental of homes, and water and wastewater tap fees. If there is considerable lag time between when we acquire the land and when we begin selling finished lots or renting homes, we may generate significant operating losses. In addition, if sales of homes on the finished lots are delayed or renters cannot be found in a timely manner, our revenue from water and wastewater resource development services will be delayed. If our cash on hand and future cash flows from operations are not sufficient to fund our operations and the significant capital expenditures required to develop any acquired land, construct housing and build water and wastewater systems, we may be forced to seek to obtain additional debt or equity capital. There can be no assurance that financing will be available on acceptable terms or at all.

Delays in property development may extend the time it takes us to recover our property development costs and delay our revenue from water and wastewater resource development services. We incur many costs, such as the costs of preparing land, finishing and entitling lots, installing roads, sewers, water systems and other utilities, taxes and other costs related to ownership of the land and/or developing lots on behalf of builders who purchase the land, before we close on the sale of finished lots to home builders. If the rate at which we develop residential lots slows, we may incur additional costs, and it may take longer for us to recover our costs. In addition, if sales of homes on the finished lots are delayed, or we are unable to find renters in a timely manner, our revenue from water and wastewater resource development services will be delayed. A significant downturn in the housing market could cause our builders to delay building homes on their lots until market conditions improve, and could result in us not renting our single-family rentals for rates that provide a sufficient return. Builders with contracts that do not require them to purchase a lot until we deliver a finished, ready-to-build lot could walk away from the contract prior to closing without consequence other than the forfeiture of their upfront deposits for the lot, utilities and other improvements. If a builder elected to walk away without cause, we would be entitled to keep these deposits as liquidated damages, but the deposits would not be sufficient to cover the expenses we expect to incur to finish the lots for delivery. We would not be able to recover our costs until we were able to sell the finished lots to another builder. If the original builder did not go through with the closing due to a poor housing market, we would likely have difficulty finding another buyer for the same reason. For our single-family rental homes, we incur the costs to construct the home, for which we currently have funding in place, but there are no assurances that funding will remain in place for future growth. The costs of construction of the single-family rentals are anticipated to be paid for over time by the rental income, but we may not be able to rent the homes for amounts sufficient to cover these costs.

Fluctuations in real property values may require us to write-down the book value of our land interests. The land development industry is subject to significant variability and fluctuations in real property values. As a result, we may be required to write down the value of our Sky Ranch, single-family home rentals, or other land interests in accordance with accounting principles generally accepted in the United States of America, and some of those write-downs could be material. Any material write-downs could have a material adverse effect on our business, financial condition, or results of operations. We assess our land interests when indicators of impairment exist. Indicators of impairment include a decrease in demand for housing due to soft market conditions; competitive pricing pressures that reduce the average sales price of finished lots; sales absorption rates below management expectations; a decrease in the value of homes or the underlying land due to general market conditions, actual or perceived risks due to proximity to oil and gas drilling operations, or other reasons; and a decrease in projected cash flows for a project.

Our land development segment may be subject to risks related to oil and gas operations in the vicinity of our Sky Ranch development, which could have an adverse impact on the marketability and/or value of our Sky Ranch property. We have leased the minerals underlying Sky Ranch to a major exploration and production company, which may limit the location of development on the land. Oil and gas extraction is an inherently dangerous activity that can potentially lead to air and water contamination, fire, explosion, subsidence, and other hazards. While the State of Colorado, local governments, and private operators have regulations and procedures in place intended to mitigate these risks, there can be no assurances that these safeguards will be effective in all cases with respect to any oil and gas activity around Sky Ranch. The existence of oil and gas wells and drilling activity in or near our property and public concern regarding the negative health impacts from emissions near drilling and hydraulic fracturing sites may adversely impact the marketability and/or value of the lots at Sky Ranch and decrease demand for homes in proximity to oil and gas operations, negatively impacting our land development segment, which could also negatively impact our business and financial condition.

Our single-family home development activities expose us to additional operational and real estate risks, which may adversely affect our financial condition and operating results. In 2021, we launched a new division that involves the construction of single-family homes to be used for rental purposes. We had no previous track record of building or maintaining homes for rent. Rental home construction can involve substantial up-front costs before a home is available for rent and generates income. In addition to the up-front costs, building rental homes involves potentially significant new risks to our business, such as delays or cost increases due to changes in or failure to meet regulatory requirements, including permitting and zoning regulations, failure of lease rentals on newly-constructed properties to achieve anticipated investment returns, inclement weather, adverse site selection, unforeseen site conditions, construction materials and labor and other risks described below. We may be unable to achieve our objective of building new rental homes that generate acceptable returns and, as a result, our growth and results of operations may be adversely impacted.

We will depend on our tenants for all of our rental home revenue. Poor tenant selection and defaults and nonrenewal by our tenants may adversely affect our reputation and financial performance. We are dependent on rental income from tenants for all of our rental home revenue. As a result, the success of this division depends in large part upon our ability to attract and retain qualified tenants for our properties. Our reputation and financial performance would be adversely affected if a significant number of our tenants fail to meet their lease obligations or fail to renew their leases. For example, tenants may default on rent payments, make unreasonable and repeated demands for service or improvements, make unsupported or unjustified complaints to regulatory or political authorities, use our properties for illegal purposes, damage or make unauthorized structural changes to our properties that are not covered by security deposits, refuse to leave the property upon termination of the lease, engage in domestic violence or similar disturbances, disturb nearby residents with noise, trash, odors or eyesores, fail to comply with local regulations, sublet to less desirable individuals in violation of our lease or permit unauthorized persons to live with them. Damage to our properties may delay re-leasing after eviction, necessitate expensive repairs or impair the rental income or value of the property resulting in a lower than expected rate of return. Increases in unemployment levels and other adverse changes in the economic conditions in our market could result in substantial tenant defaults.

Our planned lease terms could require us to re-lease our properties frequently, which we may be unable to do on attractive terms, on a timely basis or at all. We anticipate substantially all of our leases having a duration of one year. As these leases will permit tenants to leave at the end of the lease term without penalty, we anticipate our rental revenue may be affected by declines in market rents more quickly than if our leases were for longer terms. Annual leases may result in high turnover, which involves costs such as restoring the properties, marketing costs and lower occupancy levels. Our tenant turnover rate and related cost estimates may be less accurate than if we had more operating data upon which to base such estimates. Moreover, there are no assurances that our leases will be renewed on equal or better terms or at all. If our tenants do not renew their leases or the rental rates for our properties decrease, our operating results could be adversely affected.

Tenant relief laws, including laws restricting evictions and other regulations could limit our ability to evict bad tenants, and this may negatively impact our rental income and profitability. Landlords of numerous properties may be involved in evicting tenants who are not paying their rent or are otherwise in material violation of the terms of their lease from time to time. Eviction activities impose legal and managerial expenses that would raise our costs. The eviction process is typically subject to legal barriers, mandatory "cure" policies and other sources of expense and delay, each of which may delay our ability to gain possession and stabilize the property.

It would be difficult for us to quickly generate cash from sales of our properties. Real estate investments, particularly large portfolios of properties, are relatively illiquid. If we had a sudden need for significant cash, it would be difficult for us to fund such need quickly through a sale of our rental properties.

Products supplied to us and work done by subcontractors can expose us to risks that could adversely affect our business. We rely on subcontractors to perform the property development, including the construction of our single-family rental homes, and in many cases, to select and obtain building materials. Subcontractors may use improper construction processes or defective materials. Defective products can result in the need to perform extensive repairs. The cost of complying with our warranty obligations may be significant if we are unable to recover the cost of repairs from subcontractors, materials suppliers and insurers.

3. **Risks Related to Legal, Regulatory, and Environmental, Health and Safety Matters**

Government regulations and legal challenges may delay the closing of the sale of our residential lots, increase our expenses or limit other activities, which could have a negative impact on our results of operations. The approval of numerous governmental authorities must be obtained in connection with both our water and wastewater projects and our land development activities, and these governmental authorities often have broad discretion in exercising their approval authority. We incur substantial costs related to compliance with legal and regulatory requirements. Any increase in legal and regulatory requirements may cause us to incur substantial additional costs. Various local, state and federal statutes, ordinances, rules and regulations concerning health and safety, site and building design, environmental, zoning, and similar matters apply to and/or affect the construction and operation of our water and wastewater systems and our land development activities. For example, as detailed further below, the CECMC adopted regulations that took effect in 2021 which implement SB 19-181 by imposing minimum distances between new oil and gas drilling operations and residences, schools, and childcare centers. SB 19-181 also empowers local governments to enact regulations that are stricter than state requirements pertaining to the surface impacts of oil and gas operations. Thus, local zoning or other regulations may seek to create stricter setbacks from oil and gas drilling operations or impose other restrictions on the use of land. Several local governments in Colorado have adopted their own oil and gas regulatory requirements and setbacks. For example, Arapahoe County adopted oil and gas regulations in November 2021 and amended those regulations in 2023 to include, among other things, a one-mile setback from existing and planned reservoirs, subject to certain exceptions that may allow a 2,000-foot setback. That 2,000-foot minimum setback was once again amended in November 2023, requiring the setback from an occupied structure to be at 3,000 feet, allowing for a setback of not less than 1,000 feet through variance procedures, and increasing the setback to 3,000 feet for well pad sites that are hydrologically separated from existing and planned reservoirs, permitting a setback of 2,000 feet if approved through a Use by Special Review process. In December 2024, Arapahoe County adopted additional oil and gas regulations that require, among other things, increased setbacks, financial assurance for wells, certain air quality monitoring at facilities, and a requirement that drilling and permanent production equipment be operated with electric equipment and power where available. Similarly, in 2021, Adams County adopted a rule requiring oil and gas facilities to be set back 2,000 feet from residences, schools, and certain waterbodies. As these state and local setback regulations are implemented, and to the extent that additional regulations are enacted, the value of the land that we already own or the availability of land that we are looking to acquire may decline, either of which may adversely impact the financial position, results of operations and cash flows of our business. In addition, our ability to obtain or renew permits or approvals and the continued effectiveness of permits already granted or approvals already obtained depends on factors beyond our control, such as changes in federal, state, and local policies, rules and regulations and their interpretations and application. Furthermore, we are subject to various fees and charges of government authorities designed to defray the cost of providing certain governmental services and improvements. For example, local and state governments have broad discretion regarding the imposition of development fees for projects under their jurisdictions, as well as requiring concessions or that the property developer and/or home builder construct certain improvements to public places such as parks and streets or fund schools. New building code energy laws and regulations may also adversely impact our costs of construction. For example, the Colorado Energy Office published in September 2025 its Model Low Energy and Carbon Code, required by HB 22-1362. The Model Low Energy and Carbon Code becomes Colorado's new minimum energy code on July 1, 2026. Any new municipality or county that updates any of its building codes after that date must adopt the model code, or a code that will achieve greater energy efficiency and pollution reductions. Further, HB 23-1161 establishes water and energy efficiency standards for a range of appliances, which could impact appliance costs and, relatedly, costs for finishing new buildings. HB 23-1233 requires the adoption of regulations to wire multifamily buildings to be solar-ready and electric vehicle-ready, which could negatively impact our costs.

Municipalities or state water agencies may restrict or place moratoriums on the availability of utilities, such as water and sewer taps, which could have an adverse effect on our business by causing delays or increasing our costs.

We must provide water that meets all federal and state regulatory water quality standards and operate our water and wastewater facilities in accordance with these standards. Changes in regulations governing the supply of drinking water and treatment of wastewater may have a material adverse impact on our business. For example, on October 18, 2021, the Biden Administration announced a multi-agency, three-year strategy to begin addressing per-and polyfluoroalkyl substances (PFAS), known as "forever chemicals." As a part of ongoing efforts to implement that initiative, the EPA: (i) finalized a rule in December 2021 pertaining to monitoring of PFAS in drinking water; (ii) issued a final rule in April 2024 to establish regulatory levels for PFOA, PFOS, PFNA, PFHxS, PFBS, and GenX chemicals in drinking water; (iii) issued a final rule in May 2024 to designate two of the most widely used PFAS – PFOA and PFOS – as hazardous substances under CERCLA, or Superfund; (iv) announced a proposed rule in February 2024 to add nine specific PFAS substances, their salts, and their structural isomers to its list of hazardous constituents under RCRA; (v) issued numerous notices concerning the addition of certain PFAS substances to the Toxics Release Inventory; and (vi) expects to develop additional rules restricting PFAS discharges from industrial sources. On May 14, 2025, however, EPA announced the agency will keep the current National Primary Drinking Water Regulations (NPDWR) for PFOA and PFOS. As part of this action, EPA also announced its intent to extend the PFOA and PFOS Maximum Contaminant Level compliance deadlines and establish a federal exemption framework. Additionally, EPA announced its intent to rescind the regulations and reconsider the regulatory determinations for PFHxS, PFNA, HFPO-DA (commonly known as GenX), and the Hazard Index mixture of these three PFAS plus PFBS to ensure the determinations and any resulting drinking water regulation follow the Safe Drinking Water Act process. Any new regulatory initiatives addressing PFAS in drinking water could impact the water side of our business.

With respect to service of customers on the Lowry Ranch, the Rangeview District's rates might not be sufficient to cover the cost of compliance with additional or more stringent requirements, or we may be required to reserve more water than necessary for use on the Lowry Ranch to ensure the proper level of service to Lowry Ranch customers. If the cost of compliance were to increase, we anticipate that the rates of the nearby water providers that the Rangeview District uses to establish its rates and charges would increase to reflect these cost increases, thereby allowing the Rangeview District to increase its rates and charges. However, these water providers may not raise their rates in an amount that would be sufficient to enable the Rangeview District (and us) to cover any increased compliance costs.

Changes in other environmental laws may also affect, for example, how we manage storm water runoff, wastewater discharges and dust; how we develop or operate on properties on or affecting resources such as wetlands, endangered species, cultural resources, or areas subject to preservation laws; and how we address contamination. With respect to wetlands, the U.S. Supreme Court's 2023 decision in *Sackett v. Environmental Protection Agency* narrowed federal jurisdiction over wetlands under the Clean Water Act and related permitting requirements, which could simplify our permitting requirements for building near some wetlands. Since the *Sackett* decision, various challenges have continued in federal courts in an effort to further clarify the scope of federal jurisdiction. Indeed, Colorado passed HB 24-1379, requiring the Water Quality Control Commission (WQCC) to establish requirements, prohibitions, and standards for the regulation of discharged dredge and fill materials into state waters, including wetlands, and administering a state dredge and fill discharge authorization program, expected to be established by 2026. The WQCC is currently scheduled for a hearing in December 2025 to adopt these new regulations per HB 24-1379. It is expected that further clarifications and changes may arise through implementing federal regulations, additional litigation over application of the Court's decision, and/or state laws and regulations.

Government agencies may initiate audits, reviews, or investigations of our business practices to ensure compliance with applicable laws and regulations, which can cause us to incur costs or create other disruptions in our business that can be significant. Further, we may experience delays and increased expenses because of legal challenges to our proposed development activities, whether brought by governmental authorities or private parties. In addition, tariffs imposed by the United States on imported steel could increase our property development costs. It is possible that new standards could be imposed that will require additional capital expenditures or raise our operating costs. With respect to service of customers on the Lowry Ranch, the Rangeview District's rates might not be sufficient to cover the cost of compliance with new requirements. Although we would expect the rates of the nearby water providers that the Rangeview District uses to establish its rates and charges to increase to cover increased compliance costs, such rates may not cover all our costs and our costs of complying with new standards or laws could adversely affect our business, results of operations or financial condition. Our noncompliance with environmental laws could result in fines and penalties, obligations to remediate, permit revocations and other sanctions.

Laws and regulations related to climate change, greenhouse gases, and energy may adversely affect us by directly and indirectly increasing the cost of or restricting our planned future growth activities. A variety of state legislation, regulations, and policies have been enacted in recent years relating to energy, climate change, greenhouse gas emissions reporting and controls, land use, and energy efficient building codes, in addition to the numerous above-discussed state and federal laws and regulations adopted in the past year regulating the siting of, emissions from, and chemicals used in oil and gas production. For example and as mentioned above, HB 22-1362 requires energy efficient and low carbon building codes to be adopted by the state and local governments by 2025 and 2026, respectively. Additionally, HB 23-1233 requires multifamily buildings to be solar-ready and electric vehicle-ready. Our future housing development costs and the cost of operating and maintaining our multifamily housing developments could be negatively impacted by HB 22-1362, and HB 23-1233, in conjunction with HB 23-1161 (appliance efficiency standards) and earlier enacted efficiency standards for appliances, plumbing fixtures, and buildings (e.g., HB 19-1231, HB 19-1260).

Colorado has also enacted ambitious GHG reduction targets, initially with HB 19-1261 and recently made yet more stringent with SB 23-016, which aims to reduce the state's overall greenhouse gas emissions 100% below 2005 levels by 2050 and includes a series of interim targets. These legislated targets could lead to additional regulation impacting the housing development, water, and oil and gas industries in the future, which could increase our costs. There are also ongoing efforts to implement these greenhouse gas targets, other bills (e.g., HB 19-096, requiring GHG emissions reporting by certain entities pursuant to AQCC regulations; SB 23-1210, requiring the Colorado Energy Office to create a "carbon management roadmap"), and the Colorado Governor's Colorado Greenhouse Gas Pollution Reduction Roadmap (first released in 2021, and updated in 2024) identifying strategies to reduce greenhouse gas emissions from a variety of sources, including buildings, transportation, and oil and gas mining and production. For example, pursuant to 19-096, the AQCC adopted and updated its Air Regulation Number 22 and Regulation Number 7 requiring monitoring, reporting, and reduction of

GHGs and ozone precursors from certain categories of emitters, such as industrial wastewater treatment facilities and oil and gas operators.

As climate change concerns continue to grow, enactment of additional climate and energy legislation and regulations at the state, local, and federal levels may continue, and compliance with legislation and regulations of this nature is expected to become more costly.

On top of the direct impacts of climate and energy-related policies, there may also be indirect impacts. Energy-related initiatives affect a wide variety of companies throughout the United States and the world and, because our operations are dependent on significant amounts of raw materials, such as pipe, steel, and concrete, they could have an indirect adverse impact on our operations and profitability to the extent the manufacturers and suppliers of the materials used in the development of our properties are burdened with expensive tariffs, cap and trade and similar taxes and regulations.

Our construction of water and wastewater projects and improvements at Sky Ranch may expose us to certain completion, performance, and financial risks. We rely on independent contractors to construct our water and wastewater facilities and Sky Ranch lot improvements. These construction activities involve risks, including shortages of materials and labor, work stoppages, labor relations disputes, injuries to third parties, damages to property, weather interference, engineering, environmental, permitting, or geological problems and unanticipated cost increases. These issues could give rise to delays, cost overruns or performance deficiencies, or otherwise adversely affect the construction or operation of our water and wastewater delivery systems and the construction and delivery of residential lots. In addition, we may experience quality problems in the construction of our systems and facilities, including equipment failures. We may not meet the required deadlines under our sale and construction contracts. We may face claims from customers or others regarding product quality and installation of equipment placed in service by contractors.

The sales contracts at Sky Ranch and contracts for the water and wastewater facilities that we design and construct are fixed-price contracts, in which we bear all or a significant portion of the risk for cost overruns. Under these fixed-price contracts, contract prices are established in part based on fixed, firm subcontractor quotes on contracts and on cost and scheduling estimates. These quotes or estimates may be based on several assumptions, including assumptions about prices and availability of labor, equipment and materials, and other issues. If these subcontractor quotations or cost estimates prove inaccurate, or if circumstances change, cost overruns may occur, and our financial results would be negatively impacted. In many cases, the incurrence of these additional costs would not be within our control.

Pursuant to various contracts related to the development of Sky Ranch, we guarantee that the project, when completed, will achieve certain performance standards, meet certain quality specifications, and satisfy certain requirements for governmental approvals. If we fail to complete the project as scheduled, meet guaranteed performance standards or quality specifications, or obtain the required governmental approvals, we may be held responsible for cost impacts and/or penalties to the customer resulting from any delay or for the costs to alter the project to achieve the performance standards and the quality specifications and to obtain the required government approvals. To the extent that these events occur and are not due to circumstances for which the customer accepts responsibility or cannot be mitigated by performance bonds or the provisions of our agreements with contractors, the total costs of the project would exceed our original estimates and our financial results would be negatively impacted.

We, or our subcontractors, are required to secure performance and completion bonds for certain contracts and projects. The market for surety companies has become increasingly risk averse. We and our subcontractors secure performance and completion bonds for our contracts from these surety companies. To the extent we or our subcontractors are unable to obtain bonds, we may breach existing agreements and/or not be awarded new contracts. We may not be able to secure performance and completion bonds when required.

Our water sales for the past several years have been highly concentrated among companies providing hydraulic fracturing services to the oil and gas industry, and such sales can fluctuate significantly, including as a result of increasing regulatory burdens on oil and gas development activities. Our water sales have been historically concentrated directly and indirectly with a limited number of companies providing hydraulic fracturing services to the oil and gas industry in our service area. Generally, investment in oil and gas development is dependent on the price of, and demand for, oil and gas. We have no long-term contractual commitments that will ensure these sales continue in the future. The oil and gas industry has periodically gone through periods when activity has significantly declined due to low oil and gas prices, reduced world-wide demand and other impacts to the world-wide economy such as the COVID-19 pandemic, which have had a negative impact on the amount of water we sell to these operators. In addition, the activity level of our oil and gas customers may also vary based on their drilling results, changes in drilling and fracking technology and other factors.

Further, the oil and gas industry is heavily regulated, particularly in Colorado, and existing, new or amended federal, state and local regulations may adversely affect the amount of oil and gas activity that occurs and therefore, the amount of water we sell to oil and gas companies. Rules that may be enforced, implemented or amended address emissions from, and chemicals and water used in, oil and gas production; fees on oil and gas wells; air pollution and related permitting and reporting requirements; limits on water usage; limits on the usage of certain chemicals in the hydraulic fracturing process; setbacks of wells from homes and other sites; environmental review processes; greenhouse gas emissions; and other matters. Regulation of the oil and gas industry has generally become more intensive over time. For example, SB 19-181 authorizes local governments to approve the siting of oil and gas locations and regulate the surface impacts of oil and natural gas development through local requirements that may be more stringent than state requirements. SB 19-181 also changed the mission of the Colorado Energy and Carbon Management Commission (or, at the time, the Colorado Oil and Gas Conservation Commission) from fostering responsible and balanced development of natural resources and oil and gas, to regulating the development and production of natural resources and oil and gas in order to "protect" and "minimize" "adverse impacts to public health, safety, and welfare, including protection of the environment and wildlife resources. Rules implemented under SB 19-181 or other legislation may also adversely affect the development of our mineral rights and our land development activities. In particular, Colorado and Adams County rules requiring a minimum setback between oil and gas wells and homes or schools may reduce our and our oil and gas customers' ability to generate revenue from drilling activity as well as our residential and commercial development activities at Sky Ranch.

We may be subject to significant potential liabilities because of warranty and liability claims made against us. Design, construction, or system failures related to our water and wastewater delivery systems could result in injury to third parties or damage to property. In addition, as a property developer, we are subject in the ordinary course of our business to warranty claims. We are also subject to claims for losses or injuries that occur during our property development activities. We plan to record warranty and other reserves for the residential lots we sell based on historical trends in our market and our judgment of the qualitative risks associated with the type of lots we sell. We have, and many of our subcontractors have, general liability, property, workers' compensation, and other business insurance. These insurance policies are intended to protect us against a portion of our risk of loss from claims, subject to certain self-insured retentions, deductibles, and coverage limits. However, it is possible that this insurance will not be adequate to address all warranty and liability claims to which we are subject. Additionally, the coverage offered and the availability of general liability insurance for construction defects are currently limited and policies that can be obtained are costly and often include exclusions based upon past losses insurers suffered as a result of use of defective materials used by other property developers. As a result, our subcontractors may be unable to obtain insurance, and we may have to waive our customary insurance requirements, which increases our and our insurers' exposure to claims and increases the possibility that our insurance will not be adequate to protect us for all the costs we incur. Any losses that exceed claims against our contractors, the performance bonds and our insurance limits at such facilities could result in claims against us. In addition, if there is a customer dispute regarding performance of our services, the customer may decide to delay or withhold payment to us. No warranty and liability claims have been made against us as of the date of this report.

A major health and safety incident relating to our business could be costly in terms of potential liabilities and reputational damage. Water facility and construction sites are inherently dangerous and pose certain inherent health and safety risks to construction workers and other persons on the site. Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements, and a failure that results in a major or significant health and safety incident is likely to be costly in terms of potential liabilities incurred as a result. Such a failure could generate significant negative publicity and have a corresponding impact on our reputation, our relationships with relevant regulatory agencies or governmental authorities, and our ability to attract customers and employees, which in turn could have a material adverse effect on our business, financial condition and operating results.

Conflicts of interest may arise relating to the operation of the Rangeview District, the Sky Ranch Districts and the Sky Ranch CAB. Our Chief Executive Officer and three of our employees, one of whom is our Chief Financial Officer, constitute the majority of the directors of each of the Rangeview District, the Sky Ranch Districts and the Sky Ranch CAB. These officers and employees, along with Pure Cycle and one unrelated individual, own certain property interests in the 40 acres that constitute the Rangeview District and the acreage that constitutes the Sky Ranch Districts. We have made loans to the Rangeview District to fund its operations. As of August 31, 2024, total principal and interest owed to us by the Rangeview District was $1.2 million. Pursuant to our water and wastewater service agreements with the Rangeview District, of the net amounts retained by the Rangeview District, the Rangeview District retains two percent of the revenue from the sale of water to its end-use customers and 10% of the revenue from the provision of wastewater services to its end-use customers. Proceeds from the fee collections will initially be used to repay the Rangeview District's obligations to us, but after these loans are repaid, the Rangeview District is not required to use the funds to benefit Pure Cycle.

Similarly, we have made loans to and incurred expenses reimbursable by the Sky Ranch Districts and the Sky Ranch CAB. As of August 31, 2025, the Sky Ranch CAB owes us $43.8 million related to construction of public improvements on the Sky Ranch property, including project management fees and interest on these amounts. The Sky Ranch CAB is not required to repay us for advances made or expenses incurred for improvements at Sky Ranch unless and until the Sky Ranch CAB and/or Sky Ranch Districts generate sufficient cash flows from either property taxes, fees or from the issuance of bonds in an amount sufficient to reimburse us for all or a portion of advances made or expenses incurred. We have received benefits from our activities undertaken in conjunction with the Rangeview and Sky Ranch Districts and the Sky Ranch CAB, but conflicts may arise between our interests and those of the Rangeview and Sky Ranch Districts and the Sky Ranch CAB and our officers and employees who are acting in dual capacities in negotiating contracts to which we and a district and/or the Sky Ranch CAB are parties. We expect that the Rangeview and Sky Ranch Districts will expand when more properties are developed and become part of the respective districts, and our officers and employees acting as directors of these districts will have fiduciary obligations to those other constituents. Conflicts may not be resolved in our best interest. In addition, other landowners coming into a district will be eligible to vote and to serve as directors of these districts. Our officers and employees may not remain as directors of these districts, and the actions of subsequently elected boards could have an adverse impact on our operations.

Growth limitations or moratoriums imposed by governmental authorities could adversely affect our land development activities or the land development activities of our customers, which could adversely impact both the land development and water and wastewater segments of our business. In 2023, the State of Colorado enacted HB 23-1255, which generally prohibits local governments from enacting or enforcing local housing growth-restrictions laws that would limit housing supply, development applications, or building permits. However, under certain circumstances, local governments may implement a temporary moratorium of up to two years. While this law alleviates concerns that a local government in our planned development areas might permanently restrict new growth, a temporary moratorium could still have the effect of delaying, limiting or halting development within Sky Ranch or other areas where we may provide water and wastewater services or develop land. Because all of the property in Sky Ranch has been platted, we do not expect future growth moratoriums to restrict Sky Ranch as currently planned; however, if temporary growth moratoriums or restrictions are imposed in the areas in which we provide services or develop land, it could negatively impact our ability to develop our land as planned or our customers' ability to grow their communities as anticipated, which would also reduce the number of water and wastewater service customers we expect, which would have a negative impact on our business and financial condition.

We could be hurt by efforts to impose liabilities or obligations on us regarding labor law violations by other persons whose employees perform contracted services. The infrastructure and improvements on our water and wastewater systems and on the finished lots we sell or that we must provide pursuant to service agreements and lot development agreements are constructed by employees of subcontractors and other contract parties. We do not have the ability to control what these contract parties pay their employees or the work rules they impose on their employees. However, there have been efforts by government agencies, including the National Labor Relations Board and the Colorado Department of Labor and Employment to hold contract parties like us responsible for violations of wage and hour laws and other work-related laws by firms whose employees are performing contracted-for services. Governmental rulings that make us responsible for labor practices by our subcontractors could create substantial exposures for us in situations that are not within our control.

Contamination to our water supply may result in disruption in our services and litigation, which could adversely affect our business, operating results and financial condition. Our water supplies are subject to the risk of potential contamination, including contamination from naturally occurring compounds, pollution from man-made sources and intentional sabotage. Our land at Sky Ranch and a portion of the Lowry Ranch have been leased for oil and gas exploration and development. Such exploration and development could expose us to additional contamination risks from related leaks or spills. In addition, we handle certain hazardous materials at our water treatment facilities, primarily sodium hypochlorite. Any failure of our operation of the facilities or any contamination of our supplies, including sewage spills, noncompliance with water quality standards, hazardous materials leaks and spills, and similar events, could expose us to environmental liabilities, claims and litigation costs. If any of these events occur, we may have to interrupt the use of that water supply until we are able to substitute the supply from another source or treat the contaminated supply. We cannot guarantee that we will successfully manage these issues, and failure to do so could have a material adverse effect on our future results of operations.

We may incur significant costs in order to treat the contaminated source through expansion of our current treatment facilities or development of new treatment methods. If we are unable to substitute water supply from an uncontaminated water source, or to adequately treat the contaminated water source in a cost-effective manner, there may be an adverse effect on our revenues, operating results and financial condition. The costs we incur to decontaminate a water source or an underground water system could be significant and could adversely affect our business, operating results and financial condition and may not be recoverable in rates.

We could also be held liable for consequences arising out of human exposure to hazardous substances in our water supplies or other environmental damage. For example, private plaintiffs could assert personal injury or other toxic tort claims arising from the presence of hazardous substances in our drinking water supplies. Although we have not been a party to any environmental or pollution-related lawsuits, such lawsuits have increased in frequency in recent years. If we are subject to an environmental or pollution-related lawsuit, we might incur significant legal costs, and it is uncertain whether we would be able to recover the legal costs from ratepayers or other third parties. Our insurance policies may not cover or provide sufficient coverage for the losses associated with or the costs of these claims.

We may be adversely affected by any future decision by the Colorado Public Utilities Commission to regulate us as a public utility. The Colorado Public Utilities Commission (CPUC) regulates investor-owned water companies operating for the purpose of supplying water to the public. The CPUC regulates many aspects of public utilities' operations, including establishing water rates and fees, initiating inspections, enforcement and compliance activities and assisting consumers with complaints. We do not believe that we are a public utility under Colorado law. We currently provide services by contract mainly to the Rangeview District, which supplies the public. Quasi-municipal metropolitan districts, such as the Rangeview District and the Sky Ranch Districts, are exempt by statute from regulation by the CPUC. However, the CPUC could attempt to regulate us as a public utility. If this were to occur, we might incur significant expense challenging the CPUC's assertion of jurisdiction, and we may be unsuccessful. In the future, existing regulations may be revised or reinterpreted, and new laws and regulations may be adopted or become applicable to us or our facilities. If we become regulated as a public utility, our ability to generate profits could be limited, and we might incur significant costs associated with regulatory compliance.

The Rangeview District's and our rights under the Lease have been challenged by third parties. In the past the Rangeview District's and our rights under the Lease have been challenged by third parties, including the Land Board. In 2014, in connection with settling a lawsuit filed by us and the Rangeview District against the Land Board, the Land Board, the Rangeview District and Pure Cycle amended and restated the Lease to clarify and update a number of provisions. However, there are issues still subject to disagreement and negotiation, including our rights with respect to revenue from our Export Water after 2081, and it is likely that during the remaining term (through 2081) of the Lease, the parties will disagree over interpretations of provisions in the Lease again. The Rangeview District's or our rights under the Lease could be challenged in the future, which could require potentially expensive litigation to enforce our rights.

Our Lowry Ranch surface water rights are "conditional decrees" and require findings of reasonable diligence. Our surface water interests and reservoir sites at the Lowry Ranch are conditionally decreed and are subject to a finding of reasonable diligence from the Colorado water court every six years. To arrive at a finding of reasonable diligence, the water court must determine that we continue to diligently pursue the development of said water rights. If the water court is unable to make such a finding, we could lose the water right under review. During each of fiscal 2012 and 2018, the Lowry Ranch conditional decrees were granted review by the water court, which determined that we and the Rangeview District met the diligence criteria. The water court entered a finding of reasonable diligence on the Lowry Ranch surface water decrees in January 2025. Pursuant to our settlement discussions on amending these water rights, together with our application for a new water right we have also reached agreement with opposing parties regarding our 2025 diligence review. If concluded our next diligence review will be in 2032. We believe we will be successful in maintaining our decrees as we continue to develop these rights. If the water court does not make a determination of reasonable diligence, the value of our interests in the Rangeview Water Supply would be materially adversely impacted.

Our operations are affected by local politics and governmental procedures that are beyond our control. We operate in a highly political environment. We market our water rights to municipalities and other governmental entities run by elected or politically appointed officials. Our principal competitors are municipalities and other water districts. Various constituencies, including our competitors, developers, environmental groups, conservation groups, and agricultural interests, have competing agendas with respect to the development of water rights in Colorado, which means that decisions affecting our business are based on many factors other than economic and business considerations. Additional risks associated with dealing with governmental entities include turnover of elected and appointed officials, changes in policies from election to election, and a lack of institutional history in these entities concerning their prior courses of dealing with the Company. We spend significant time and resources educating elected officials, local authorities and others regarding our water rights and the benefits of contracting with us. Political concerns and governmental procedures and policies may hinder or delay our ability to enter into service agreements or develop our water rights or infrastructure to deliver our water. While we have worked to reduce the political risks in our business through our participation as the service provider for the Rangeview District in regional cooperative resource programs, such as the SMWSA and the WISE partnership with Denver Water and Aurora Water, and education and communication efforts and community involvement, our efforts may be unsuccessful.

The number of connections we can serve are affected by local governmental policies that are beyond our control. We market our water rights through service agreements with developers, municipalities and other governmental entities. We believe that our water rights can serve approximately 60,000 single-family connections based on standards applied to water providers in Arapahoe, Douglas, and Adams Counties. These standards are policy driven, based on assumed life and reliability of water supplies and may become more restrictive at the discretion of the governmental entity. If these standards become more restrictive, our water supplies may not serve the number of connections that we currently estimate we can serve.

The number of homes we can construct are affected by local governmental policies relating to the construction of infrastructure. We are required to construct certain roads and drainage and other infrastructure to serve the communities in which we build. We have certain access restrictions relating to the number of homes we can construct at Sky Ranch totaling 1,400 SFEs of which through Phases 1 and 2 A-E, we have permitted 1,319 SFEs. The Company, together with Arapahoe County and the Colorado Department of Transportation, have been working on the design, permitting, financing of a new interchange which will accommodate traffic from the full buildout of Sky Ranch and the surrounding areas and the ratable participation of the financing of the cost of the interchange. We may have to advance funds to other parties to finance construction of the interchange and solicit reimbursement in the future. We cannot guarantee that we will be able to secure a permit to construct the interchange or finance the construction of the interchange, which may limit the number of homes we can construct at Sky Ranch and future efforts to obtain reimbursement for funds we advance may be unsuccessful.

4.   **General Risks**

We are dependent on the services of a key employee. Our success largely depends on the continuing services of our President and Chief Executive Officer, Mark W. Harding. We believe Mr. Harding possesses valuable knowledge, experience and leadership abilities that would be difficult in the short term to replace. Mr. Harding also serves on the boards of the Rangeview District, the Sky Ranch Districts, and the Sky Ranch CAB. The loss of Mr. Harding as a key employee and as a director of these boards would cause a significant interruption of our operations.

Our stock price has been volatile in the past and may decline in the future. Our common stock has experienced significant price and volume fluctuations in the past and may experience significant fluctuations in the future depending upon several factors, some of which are beyond our control. Factors that could affect our stock price and trading volume include, among others, the perceived prospects of our business; differences between anticipated and actual operating results; changes in analysts' recommendations or projections; the commencement and/or results of litigation and other legal proceedings; and future sales of our common stock by us or by significant shareholders, officers and directors. In addition, stock markets in general have experienced price and volume volatility from time to time, which may adversely affect the market price of our common stock for reasons unrelated to our performance.

Unauthorized access to confidential information and data on our information technology systems and security and data breaches could materially adversely affect our business, financial condition, and operating results. We rely on computer and information technology systems to conduct our business and communicate with our suppliers and other third parties. Our systems require continued and unimpeded access to secure network connections. We have physical, technical and procedural safeguards in place that are designed to protect information and protect against security and data breaches as well as fraudulent transactions and other activities. Despite these safeguards and our other security processes and protections, we cannot provide assurance that all of our systems and processes are free from vulnerability to security breaches. Cyberattacks are evolving and becoming increasingly sophisticated. Cyberattacks may take various forms, including through hacking, ransomware attacks, malware, viruses and phishing scams.

A significant data security breach, including misappropriation of confidential information, could cause us to incur significant costs, which may include potential costs of investigations, legal, forensic and consulting fees, costs and diversion of management attention required for investigation, remediation and litigation, substantial repair or replacement costs. We could also experience data losses that would impair our ability to manage our business operations, including accounting and project costs, manage our water and wastewater systems or process transactions and have a negative impact on our reputation and loss of confidence of our customers, suppliers and others, any of which could have a material adverse impact on our business, financial condition, operating results and reputation.

Failure to maintain effective internal controls over financial reporting could result in material misstatements in our financial statements and affect our ability to meet our reporting requirements. Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. As disclosed in Item 9A, during fiscal 2021, we concluded that a material weakness existed in our internal controls resulting from ineffective procedures related to the preparation and review of spreadsheets, which compromised the integrity of the spreadsheets used to support and record transactions related to tracking the public improvement reimbursable amounts and related interest income. To address this material weakness, management devoted significant effort and resources to the remediation and continues its efforts to improve its internal control over financial reporting by implementing additional steps in the review process of various complex schedules that support accounting entries on a monthly and quarterly basis or moving these manual tracking and reconciliation processes to a more automated software system.

Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent fraud. Internal controls over financial reporting may not prevent or detect misstatements because of inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we cannot provide reasonable assurance with respect to our financial reports and effectively prevent fraud, our operating results could be misreported. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. If we fail to maintain effective internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed, we could fail to meet our reporting obligations, and there could be a material adverse effect on our share price.

Conflicts, terrorist attacks, public health crises, including the occurrence of a contagious disease or illness, such as the COVID-19 coronavirus, or general instability could adversely affect our business. We are vulnerable to the effects of conflicts, terrorist attacks and public health crises. As was the case with COVID-19, such effects have precipitated economic instability and turmoil in financial markets. The uncertainty and economic disruption resulting from hostilities, acts of terrorism or public health crises may impact our operations or those of our suppliers or customers. Accordingly, any conflict, terrorist attack or public health crisis that impacts us or any of our suppliers or customers, could have a material adverse effect on our business, results of operations and financial condition.

Item 1B – Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We have established processes for assessing, identifying and managing cybersecurity risks, which are built into our information technology function and are designed to safeguard our information assets and operations from internal and external cyber threats, including protecting employee information from unauthorized access to or attacks on our networks and systems. These processes include physical, procedural and technical safeguards, response plans, regular tests on our systems, incident simulations and routine reviews of our policies and procedures to identify risks and enhance our practices. We also employ processes to identify material risks from cybersecurity threats associated with our use of third-party service providers.

We have engaged external parties, including risk management consultants and computer security firms, to enhance our cybersecurity oversight. In an effort to deter and detect cyber threats, we periodically provide training programs to our employees on issues related to privacy and data protection, cybersecurity risks, and the importance of reporting all incidents immediately. Topics include identifying phishing, password protection, securing confidential data, and mobile security. In addition, we use technology-based tools to mitigate cybersecurity risks and to bolster our employee-based cybersecurity programs. We also perform annual vulnerability assessments, conducted by independent, third-party cybersecurity firms.

Additionally, as part of our overall risk mitigation strategy, the Company obtains certain insurance policies. However, such insurance may not be sufficient in type or amount to cover us fully against claims related to security breaches, cyber-attacks and other related breaches.

The Audit Committee of our Board of Directors provides direct cybersecurity risk oversight. Our management provides timely disclosure and related updates to the Audit Committee regarding potential cybersecurity threats, incidents and general risks.

Our management periodically evaluates information provided by its consultants on evolving cybersecurity risks and, based on its assessment of the processes the Company has put in place, does not believe there are currently any known risks from cybersecurity threats that are reasonably likely to materially affect us or our business strategy, results of operations, or financial condition. Further, we have not had a material cybersecurity incidents in fiscal 2025 or 2026 through the date of filing of this Form 10-K.

Item 2 – Properties

Water Related Assets

In addition to the water rights and adjudicated reservoir sites that are described in *Item 1 – Our Water and Land Assets*, we own or have exclusive rights to use through the Rangeview District a 1.0 million-gallon and two 500,000-gallon treated water storage tanks, three storage reservoirs that can store 1.7 million barrels of water (71.4 million gallons) seven deep water wells, three alluvial wells, three pump stations, 51 miles of water transmission and distribution lines, and more than 12 miles of wastewater collection pipelines, water treatment and wastewater treatment facilities in Arapahoe County and Elbert County, Colorado. In conjunction with Wild Pointe and the Elbert 86 District, we have exclusive rights to use, operate and maintain two water tanks with a combined capacity of 438,000 gallons, two deep water wells, a pump station, and over 11 miles of transmission lines serving customers at Wild Pointe in Elbert County. These assets are used to provide service to our customers.

Additionally, we have seven ground water wells located in Weld County referred to as our Lost Creek Water. Subject to water court approval, our plans are to consolidate our Lost Creek Water with our Rangeview Water Supply to provide service to the Rangeview District's customers both on and off Lowry Ranch.

Land and Mineral Interests

We own approximately 470 acres of land remaining at our Sky Ranch Master Planned Community as well as approximately 634 net mineral acres at Sky Ranch. We own 40 acres of land that comprise the current boundaries of the Rangeview District (together with all the mineral rights). We own 544 acres of land in the Arkansas River Valley, and we hold 13,900 acres of mineral interests in the Arkansas River Valley in Southeast Colorado in Otero, Bent and Prowers Counties. We also own 693 acres in Weld County together with certain water shares in the Henrylyn Irrigation District and groundwater rights in the Lost Creek Designated Basin.

Item 3 – Legal Proceedings

The Company, Rangeview District and the State Land Board filed a Water Court Application on December 31, 2020 seeking to: (1) adjudicate 1,635 acre feet of water from the Box Elder Creek Alluvial aquifer (a new water right), (2) consolidate and enlarge certain reservoirs on the Lowry Ranch, (3) approve new places of use for existing water rights, (4) approve new places of storage for certain water rights, and (5) approve a new alternate diversion point for certain existing water rights. On February 7, 2025, the Water Court denied our new water right application of 1,635 acre feet of Box Elder Creek Alluvial aquifer water as well as the consolidation and enlargement of certain reservoirs on the Lowry Ranch. Neither of these rulings impacted our existing water rights or existing reservoir storage sites. The Court sought additional information from the Company and opposing parties regarding the three claims which remain outstanding before continuing the trial. The Company is working with opposing parties to reach a settlement agreement for all five claims in the Water Court Application.

Item 4 – Mine Safety Disclosures

Not Applicable

PART II

Item 5 – Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on The NASDAQ Stock Market under the symbol "PCYO."

Holders

On November 10, 2025, there were 840 holders of record of our common stock.

Dividends

We have never paid any dividends on our common stock and expect for the foreseeable future to retain all of our capital and earnings from operations, if any, for use in expanding and developing our water and land development businesses. Any future decision as to the payment of dividends will be at the discretion of our board of directors and will depend upon our earnings, financial position, capital requirements, plans for expansion and such other factors as our board of directors deems relevant. The terms of our Series B Preferred Stock prohibit payment of dividends on common stock unless all dividends accrued on the Series B Preferred Stock have been paid and require dividends to be paid on the Series B Preferred Stock if proceeds from the sale of Export Water exceed $36,026,232. No dividends have been accrued to date as this threshold has not been met. For further discussion, see Note 8 to the accompanying consolidated financial statements.

Issuer Purchases of Equity Securities

On November 2, 2022, our Board of Directors approved a stock repurchase program. The program is open-ended and authorizes repurchases of up to an aggregate of 200,000 shares of common stock in the open market. As of August 31, 2025, 95,426 shares had been repurchased under the repurchase program. The following table presents the number and average price of shares purchased in each month of fiscal 2025:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchase as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 2024	10,000	10.73	10,000	130,074
December 2024	6,000	12.62	6,000	124,074
January 2025	10,000	11.99	10,000	114,074
April 2025	2,000	10.19	2,000	112,074
July 2025	6,437	9.93	6,437	105,637
August 2025	1,063	9.77	1,063	104,574
Total	35,500	$ 10.87	35,500	104,574

Item 6 – Selected Financial Data

Not Applicable

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The discussion and analysis below includes certain forward-looking statements that are subject to risks, uncertainties and other factors, as described in "Risk Factors" and elsewhere in this Annual Report on Form 10-K, that could cause our actual growth, results of operations, performance, financial position and business prospects and opportunities for this fiscal year and the periods that follow to differ materially from those expressed in, or implied by, those forward-looking statements. Readers are cautioned that forward-looking statements contained in this Annual Report on Form 10-K should be read in conjunction with our disclosure under the heading "FORWARD-LOOKING STATEMENTS" on page 1.

The following Management's Discussion and Analysis (MD&A) is intended to help the reader understand the results of operations and our financial condition and should be read in conjunction with the accompanying consolidated financial statements and the notes thereto included in *Part II, Item 8* of this Annual Report on Form 10-K.

Executive Summary

We saw a decrease in our land development segment revenue during fiscal 2025 due to the timing of lot deliveries with our national homebuilders. We also saw a decrease in our water sales, primarily from a decrease in selling water to oil and gas operators. Our water and wastewater tap fees revenue increased in fiscal 2025 due to the timing of our national homebuilder's production schedules in Phase 2B and 2C. Our single-family rental business experienced a modest increase in revenue due to increasing monthly rent for the majority of our rental homes in fiscal 2025. Although the housing market is slowing, we continue to see demand for affordable housing in our local market and have focused our land development activity in fiscal 2025 on ensuring that we are delivering the type of products that our national homebuilder partners desire in our Sky Ranch Master Planned Community. Phases 1 and 2A are complete, Phase 2B is approximately 97% complete, Phase 2C is approximately 82% complete and Phase 2D is approximately 43% complete. We continue to work on projects to expand our water assets to be competitive to sell water to oil and gas operators and have the infrastructure in place for future land development opportunities. In fiscal 2025 we began construction of four new alluvial wells on the Lowry Ranch. Our notable financial highlights from fiscal 2025 include the following:

- Total revenue was $26.1 million, down from $28.7 million in 2024 (a 9% decrease), primarily driven by a decrease in lot deliveries at Sky Ranch with a portion of lots in Phase 2D pushing into fiscal 2026, a decrease in water sales to oil and gas operators for use in their drilling operations and an increase in tap sales;

  - Revenue from commercial water sales, which includes selling water to oil and gas operators, was $1.6 million in 2025 compared to $6.1 million in 2024;

  - Revenue from water and wastewater tap sales was $7.3 million in 2025 compared to $3.4 million in 2024 (a 115% increase);

  - Recorded lot sales for 2025 were $13.7 million compared to $16.0 million in 2024, which is due to the development work in Phases 2B, 2C and 2D;

- Pre-tax income was $17.4 million in 2025, which is up from $15.6 million in 2024 (a 12% increase);

- Earnings per share increased 13% to $0.54 per share compared to $0.48 per share in 2024;

- In 2025 we posted $0.54 of earnings per fully diluted common share, which is up from $0.48 in 2024 (a 13% increase), which was driven by our oil and gas royalty income;

- Total assets continue to increase to $162.2 million at August 31, 2025 from $147.4 million at August 31, 2024; and

- Total equity increased to $142.7 million at August 31, 2025 from $129.7 million at August 31, 2024.

Recent Developments

The housing market stabilized in 2024 as the Federal Reserve shifted from an aggressive monetary policy in 2023 to a more balanced approach that continued into the first half of 2025 with relatively consistent interest rates. In the second half of 2025, interest rates began to decrease as the Federal Reserve signaled a shift in its monetary policy from primarily fighting inflation to supporting the labor market and economic activity, which it began implementing through interest rate cuts. However, the housing market continues to face headwinds as consumer demand was influenced by ongoing affordability challenges and uncertainty resulting from federal trade policies and employment and economic uncertainties. Additionally, the housing market has faced volatility due to other macroeconomic and geopolitical conditions, including weakened consumer confidence.

Although higher mortgage interest rates and volatile macroeconomic and geopolitical conditions may persist for some time, homebuilders' strategic use of interest rate buydowns as incentives has played a crucial role in driving sales during higher interest rates. Despite higher interest rate and recent market uncertainty stemming from actual and anticipated U.S. governmental policy changes, we maintain a positive long-term outlook on land development and the housing market based on fundamental factors remaining positive. These include favorable demographics, the lot and housing supply-demand imbalance resulting from a decade-plus of underproduction of new homes in relation to population growth, and low resale home inventory. While we remain confident in the long-term growth prospects for the industry given these factors, the current demand for new homes is subject to continued uncertainty due to many factors. The combination of higher mortgage interest rates since early 2022, several years of rising housing prices, elevated inflation, and various other macroeconomic and geopolitical concerns has been moderating housing demand. Although interest rates may decline, we expect moderate to lower demand to continue throughout 2026. Given current conditions, we continue to monitor market dynamics and surrounding community performance and adjust the timing of additional construction expenditures at Sky Ranch as warranted. We believe our segment pricing (entry level) lots and the low inventory of entry level housing in the Denver market will help Sky Ranch navigate a changing market better than other surrounding and significantly higher priced communities.

Our future performance and the strategies we implement (and adjust or refine as necessary or appropriate) will depend significantly on prevailing economics, the homebuilding industry, capital, credit and financial market conditions and a stable and constructive political and regulatory environment (particularly regarding housing and mortgage loan financing policies and trade policies impacting the cost of construction and building materials). The continuing impact of the Federal Reserve's policies for the federal funds interest rate and other measures to moderate persistent U.S. inflation and the uncertainty regarding future Federal Reserve monetary policy are expected to be ongoing headwinds for the housing market in 2026 and beyond. Prolonged supply chain disruptions, labor shortages, increased costs as a result of tariffs or other factors and other production-related challenges could extend or delay our construction cycle times and intensify construction-related cost pressures beyond our experience in 2025. In addition, consumer demand for our homes and our ability to grow and scale revenue and returns in fiscal 2026 could be materially and negatively affected by the above-described monetary policy impacts or other factors that curtail mortgage loan availability, employment or income growth or consumer confidence in the U.S. or in the Colorado markets. The potential extent and effect of these factors on our business is highly uncertain, unpredictable and outside our control, and our past performance, including in fiscal 2024 and 2025, should not be considered indicative of future results.

Results of Operations

The results of our operations for the fiscal years ended August 31, 2025 and 2024 were as follows:

	Year Ended			
(In thousands, except for water deliveries and taps sold)	**August 31, 2025**	**August 31, 2024**	**$ Change**	**% Change**
Water and Wastewater				
Water and wastewater activities	$ 2,997	$ 7,283	$ (4,286)	(59)%
Water and wastewater tap fees	7,337	3,384	3,953	117 %
Total water and wastewater	10,334	10,667	(333)	(3)%
Land development revenue				
Lot sales	13,691	15,998	(2,307)	(14)%
Project management fees	781	707	74	10 %
Special facility projects and other	785	894		
Single-family rental	496	481	15	3 %
Total revenue	26,087	28,747	(2,660)	(9)%
Water and wastewater resource cost of revenue	4,781	4,426	355	8 %
Land development cost of revenue	5,100	4,374	726	17 %
Single-family rental cost of revenue	176	188	(12)	(6)%
Total cost of revenue	10,057	8,988	1,069	12 %
General and administrative expense and depreciation	8,360	7,517	843	11 %
Operating income	7,670	12,242	(4,572)	(37)%
Other income, net	9,800	3,390	6,410	189 %
Income tax expense	(4,360)	(4,019)	341	8 %
Net income	$ 13,110	$ 11,613	$ 1,497	13 %
Basic EPS	$ 0.54	$ 0.48	$ 0.06	13 %
Diluted EPS	$ 0.54	$ 0.48	$ 0.06	13 %
Water delivered (acre-feet)	639	1,818	(1,179)	(65)%
Water taps sold	182	73	109	149 %
Wastewater taps sold	179	69	110	159 %

Fiscal 2025 vs. Fiscal 2024

Revenue – Total revenue decreased in 2025 as compared to 2024, primarily due to a decline in land development activity. When we transfer title to lots to homebuilders under contracts where we remain obligated to deliver finished lots, the sales of such lots are recognized using the percentage of completion method. The decrease in water sales was driven by a decline in oil and gas drilling activities within our service area in 2025. This was offset by an increase in water and wastewater tap fee revenue. Tap fee revenue timing depends on the timing of builders filing for building permits, which has increased with the development of Phase 2B and 2C in 2025. Project management revenue at Sky Ranch increased to $0.8 million in 2025 from $0.7 million in 2024. As Sky Ranch continues to grow, we expect lot sales to generate significant revenue in the future, and increasing water and wastewater usage and taps purchased as we continue to add customers to our water resource development segment.

Cost of revenue – Total costs of revenue increased in 2025 as compared to 2024, primarily due to an increase in our water and wastewater system overhead as we continue to expand our system capacity, an increase in the estimated cost for Phase 2B and increased property tax due to our accelerated development schedule.

General and administrative expense – General and administrative expense increased in 2025 as compared to 2024, primarily due to increases in payroll and related expenses as our service area continues to grow with the activity at Sky Ranch.

Other income, net – Other income, net increased in 2025 as compared to 2024, primarily due to royalty revenues from our oil and gas mineral interest at Sky Ranch. Additionally, in fiscal 2025 we recognized $3.3 million of interest income, compared to $2.8 million in fiscal 2024, primarily due to the note receivable from the Sky Ranch CAB, which is described in greater detail in Notes 5 and 14 to the accompanying consolidated financial statements.

Income tax expense – Income tax expense increased in 2025 as compared to 2024, due to higher pre-tax income primarily from the increase in our oil and gas royalty income, in fiscal 2025. Our effective tax rate remained relatively consistent year over year.

Water delivered – Water deliveries decreased in 2025 as compared to 2024, primarily due to decreased sales to oil and gas operators. Oil and gas operations are highly variable and dependent on oil prices, demand for gas, and timing of other leases in our service areas. As Sky Ranch continues to develop, we anticipate continued growth in our residential water and wastewater service revenue.

Water and wastewater tap sales – Water and wastewater tap sales increased in 2025 as compared to 2024 primarily due to the timing of residential taps sold and a price increase for water and wastewater taps in 2025. Tap sales are driven by the issuance of building permits and the timing of these sales are not contractually established with the home builders. During fiscal 2025, we sold 125 taps in Phase 2B and 54 taps in Phase 2C, with an additional six taps allocated to our single-family rental segment. We expect to substantially complete the next 134 lots in Phase 2C in fiscal 2025 and expect to realize additional tap sales in fiscal 2026 relating to the delivery of the Phase 2D lots.

Lots delivered – The number of lots delivered (which occurs when title to a lot passes to the homebuilder) decreased in 2025 compared to 2024 due to delays in closing in Phase 2D. We recognized certain milestones from our Lot Delivery Agreements from home builders in 2025 which accounted for $0.1 million in lot sales revenue for Phase 2A, $0.9 million in lot sales revenue for Phase 2B, $10.9 million in lot sales revenue for Phase 2C and $1.8 million in lot sales revenue for Phase 2D. We expect to be substantially complete with the delivery of all 180 lots in Phase 2D during fiscal 2026. Despite lots being transferred to the homebuilders, we still have minor construction activities to complete Phases 2B and 2C and to turn over the completed infrastructure to the applicable governmental agency for maintenance.

Water and Wastewater Services Results of Operations

	Year Ended			
(In thousands, except for water deliveries)	**August 31, 2025**	**August 31, 2024**	**$ Change**	**% Change**
Metered water usage from:				
Municipal water usage	$ 808	$ 788	$ 20	3 %
Commercial water usage	1,638	6,095	(4,457)	(73)%
Wastewater treatment fees	391	343	48	14 %
Water and wastewater tap fees	7,337	3,384	3,953	117 %
Other revenue	160	57	103	181 %
Total segment revenue	10,334	10,667	(333)	(3)%
Water service cost	2,113	2,204	(91)	(4)%
Wastewater service cost	878	691	187	27 %
Depreciation	1,707	1,504	203	13 %
Other	83	27	56	207 %
Total expenses	4,781	4,426	355	8 %
Segment operating income	$ 5,553	$ 6,241	$ (688)	(11)%
Water deliveries (acre-feet)				
On Site	2	3	(1)	(33)%
Commercial sales - export water and other	4	4	—	— %
Sky Ranch	347	306	41	13 %
Wild Pointe	92	97	(5)	(5)%
O&G operations	194	1,408	(1,214)	(86)%
Total water deliveries	639	1,818	(1,179)	(65)%

Municipal water usage – Municipal water usage increased in 2025 compared to 2024, primarily due to new Sky Ranch customers in our water and wastewater resource development segment. We anticipate that these revenues will continue to increase as more customers are added to our system as Sky Ranch continues to develop.

Commercial water usage – The main component of commercial water usage is from sales to oil and gas operators for use in their drilling process. Commercial water sales decreased during fiscal 2025, primarily due to decreased demand by our oil and gas customers. Because oil and gas is cyclical in nature as demand and oil prices fluctuate, it is not possible to predict whether the volume of water supplied to oil and gas operators will increase or decrease in the future.

Wastewater treatment fees – Wastewater treatment fees increased in 2025 compared to 2024, primarily due to new Sky Ranch customers in our water and wastewater resource development segment. We anticipate that revenues will continue to increase as more customers are added to our system as Sky Ranch continues to develop.

Water and wastewater tap fees –Water and wastewater tap sales increased in 2025 compared to 2024, primarily due to the timing of residential taps sold and a price increase of water and wastewater taps in 2025. Water and wastewater taps are sold to home builders at the time a building permit is issued. The timing of tap sales is dependent on when the home builder constructs homes, and sales are not contractually driven; therefore, timing of tap sales fluctuates with demand for new construction. During 2025, the average price of a Sky Ranch water and wastewater tap was approximately $40,000 compared to approximately $38,000 per tap in 2024.

Other revenue – Other revenue increased in 2025 as compared to 2024, primarily due to increased revenue from inspections of infrastructure at Sky Ranch.

Water service cost – Water service costs decreased in 2025 as compared to 2024, primarily due to the decrease in oil and gas sales.

Wastewater service cost – Wastewater service costs increased in 2025 as compared to 2024, primarily due to the addition of staff to meet the needs of our growing customer base.

Other costs of revenue – Other costs of revenue increased in 2025 as compared to 2024, primarily due to costs associated with the infrastructure inspections at Sky Ranch.

Water delivered – Water deliveries decreased in 2025 as compared to 2024, primarily due to decreased oil and gas operations, offset by additional demand generated by new Sky Ranch customers.

Land Development Results of Operations

(In thousands)	Year Ended			
	August 31, 2025	August 31, 2024	$ Change	% Change
Lot sales	$ 13,691	$ 15,998	$ (2,307)	(14)%
Project management fees	781	707	74	10
Special facility projects and other	785	894	(109)	(12)
Total revenue	15,257	17,599	(2,342)	(13)%
Land development construction and project management cost	5,100	4,374	726	17 %
Segment operating income	$ 10,157	$ 13,225	$ (3,068)	(23)%

Lot sales – Lot sales decreased in 2025 as compared to 2024, primarily due to a decrease in lot deliveries at Sky Ranch and delays in our development activities in Phase 2D at our Sky Ranch Master Planned Community. Phase 2A is complete while Phase 2B is substantially complete at 97%. We delivered finished lots in Phase 2C, and Phase 2C is approximately 82% complete. Phase 2D is approximately 43% complete.

Project management revenue – Project management revenue increased in 2025 as compared to 2024, which was primarily due to increased development activities in Phase 2C and Phase 2D. We earn a 5% project management fee on construction costs for managing the completion of public improvements at Sky Ranch.

Special facility projects and other – Special facility projects decreased in 2025 as compared to 2024, which was primarily due to a decrease in self-perform development activities at Sky Ranch.

Land development construction and project management cost – Land development construction costs increased in 2025 as compared to 2024, primarily due to accelerated development activities in Phases 2C and 2D. As Phase 2C winds down, more of our costs are anticipated to be public improvements costs, whereas the beginning of Phase 2D is anticipated to result in us incurring more lot costs. This is due to the timing of the development of the costs incurred in the beginning of the development phase compared to those costs incurred towards the end.

Lots delivered – The number of lots delivered decreased in 2025 compared to 2024 due delays in the development of Phase 2D. Despite the lots being transferred to the homebuilders, we still have minor construction activities to complete Phase 2B to turn over the completed infrastructure to the applicable governmental agency that will maintain the infrastructure. We did receive certain milestone payments for Phase 2C and 2D lots. Because we record lot sales as construction progresses, the timing of revenue and lot deliveries are not necessarily correlated.

Single-Family Rental Results of Operations

	Year Ended			
(In thousands)	**August 31, 2025**	**August 31, 2024**	**$ Change**	**% Change**
Single-family rentals revenue	$ 496	$ 481	$ 15	3 %
Single-family rentals cost	176	188	(12)	(6)%
Segment operating income	$ 320	$ 293	$ 27	9 %

Single-family rentals revenue – Fiscal 2025 and 2024 revenue represented rental income for our first 14 completed homes. Each home is rented under a one-year non-cancelable lease agreement which typically includes annual rental rate increases. We expect to rent 5 townhomes in the first quarter of fiscal 2026 and we are currently under contract with several national home builders to construct the next 40 single-family detached homes in Phases 2B and 2C at Sky Ranch for delivery in fiscal 2026.

Single-family rentals cost – The costs reflected as cost of sales for the rental units include a pro-rata share of the annual property taxes and insurance related specifically to the rental units as well as immaterial fees related to the operations and maintenance assessments from the Sky Ranch CAB that are assessed to every home in Sky Ranch. Our tenants are responsible for all other utilities including water and wastewater services that are paid to us through the Rangeview District.

General and Administrative Expenses

The table below details significant items and changes included in our General and Administrative Expenses (G&A Expenses) as well as the impact that share-based compensation has on our G&A Expenses for the fiscal years ended August 31, 2025 and 2024.

Summary of G&A Expenses

	Year Ended			
(in thousands)	**August 31, 2025**	**August 31, 2024**	**$ Change**	**% Change**
Significant G&A Expense items:				
Salary and salary-related expenses	$ 3,923	$ 3,563	$ 360	10 %
Share-based compensation	323	436	(113)	(26)%
Professional fees	1,388	1,090	298	27 %
Public entity-related expenses, including director fees	406	450	(44)	(10)%
Corporate insurance	371	329	42	13 %
All other combined	1,359	1,053	306	29 %
G&A Expenses as reported	$ 7,770	$ 6,921	$ 849	12 %

Salary and Salary-Related Expenses – Salary and salary-related expenses net increased in fiscal 2025 compared to fiscal 2024 due to the addition of six employees to the overall headcount and the related salaries, benefits, and taxes associated with the increased workforce employed by the Company. Although the increase in base salaries was offset by the reduction in bonuses, other related costs like benefits and payroll taxes accounted for the increase. Share-based compensation decreased in fiscal 2025 compared to fiscal 2024 primarily due to the vesting of outstanding options and no options being issued in the current year.

Professional Fees – Professional fees consist mainly of IT, telecom, legal, consulting and accounting fees. Legal fees increased year over year due to the water court case discussed further in Note 4 to the financial statements.

Public Entity-Related Expenses, including director fees – Costs associated with being a corporation and costs associated with being a publicly traded entity consist primarily of XBRL and EDGAR conversion fees, stock exchange fees, and press releases. These costs fluctuate from year to year and were higher in 2024 compared to 2025, primarily due to the cost of filing the Company's S-8 in 2024. Compensation including stock grants paid to our board was consistent in fiscal 2025 compared to fiscal 2024.

Corporate insurance – Corporate insurance costs increased as our operations continue to expand, which is due to adding additional construction and rental home policies, covering added infrastructure in the Sky Ranch master planned community, and overall insurance rate increases.

All other – All other expenses include typical operating expenses related to the maintenance of our office and equipment, business development, travel, and property taxes. Other expenses increased during 2025 compared to 2024. The changes were primarily the result of increased equipment maintenance, various software subscription expenses and a donation to the Sky Ranch Academy.

Liquidity, Capital Resources and Financial Position

We believe we are well-positioned to navigate the ever-evolving market conditions given our strong financial position. At August 31, 2025, our working capital, defined as current assets less current liabilities, was $20.0 million, which includes $22.0 million in cash and cash equivalents. We believe that as of August 31, 2025, and as of the date of the filing of this Annual Report on Form 10-K, we have sufficient working capital to fund our operations for the next 12 months. We have completed Phase 1 and Phase 2A at Sky Ranch. Phase 2B is approximately 97% complete, Phase 2C is approximately 82% complete, and Phase 2D is approximately 43% complete. We anticipate starting work on Phase 2E during fiscal 2026. We have sold 194 lots in Phase 2B at Sky Ranch (retaining an additional 17 lots for ourselves) and have approximately 3% of construction-related activities remaining for Phase 2B to be finished. We expect to spend $0.5 million in the next twelve months on remaining Phase 2B construction activities (of which we estimate $0.3 million will be reimbursable by the Sky Ranch CAB). We have sold 180 of the 188 for sale lots in Phase 2C at Sky Ranch (retaining an additional 40 lots for ourselves) and have approximately 18% of construction-related activities remaining for Phase 2C to be finished. We expect to sell the remaining eight lots in the first quarter of fiscal 2026. We expect to be complete with Phase 2C during fiscal 2026 and expect to spend $3.0 million in the next twelve months on remaining Phase 2C construction activities (of which we estimate $2.4 million will be reimbursable by the Sky Ranch CAB). We expect to be substantially complete with Phase 2D during fiscal 2026 and expect to spend $7.8 million in the next twelve months on Phase 2D construction-related activities (of which we estimate $7.0 million will be reimbursable by the Sky Ranch CAB). We anticipate starting work on Phase 2E during fiscal 2026 and expect to spend $3.2 million in the next twelve months on Phase 2E construction-related activities (of which we estimate $2.4 million will be reimbursable by the Sky Ranch CAB). We anticipate receiving approximately $19.8 million in milestone and finished lot payments and approximately $7 million of water and wastewater tap fees from the homebuilders over the same period. We also anticipate receiving reimbursement from Sky Ranch CAB of approximately $4 million from excess funds from higher fees and property taxes collected by the Sky Ranch CAB. We believe we can fund such capital expenditures from cash and cash equivalents on hand, phased payments from our lot sales agreements, and payments from the Sky Ranch CAB for reimbursement of public improvements. We expect to complete approximately 45 additional single-family rental homes in the next twelve months. The Company expects to fund the construction of our new rental homes with a debt facility agreement.

Notes payable – Notes payable includes limited recourse secured notes with third parties that totaled $6.8 million at August 31, 2025. These notes have maturities ranging up to seven years, are secured by the applicable asset to which they relate, and generally have no recourse to other assets. The stated interest rates on these notes range up to 7.51%.

Summary Cash Flows

(In thousands)	Year Ended			
	August 31, 2025	August 31, 2024	$ Change	% Change
Cash (used) provided by:				
Operating activities	$ 13,164	$ 2,312	$ 10,852	469 %
Investing activities	(9,652)	(4,829)	(4,823)	(100)%
Financing activities	(491)	(612)	121	20 %
Net Change in cash	$ 3,021	$ (3,129)	$ 6,150	197 %

Changes in Operating Activities – Operating activities include amounts we receive from the sale of wholesale water and wastewater services, costs incurred in the delivery of those services, the sale of lots, the costs incurred in completing and delivering finished lots, rental income from single-family homes and the cost incurred in constructing and maintaining our single-family rental homes, oil and gas royalty income and G&A Expenses. Cash provided by operations in fiscal 2025 increased due to the timing of cash receipts of trade receivables, payments of payables and accrued liabilities, and collection of oil and gas royalty income, which was offset by net increases to the note receivable from the Sky Ranch CAB for continued construction costs related to public improvements. The Sky Ranch CAB made payments to us totaling $15.2 million in fiscal 2025 from the refinancing of the bonds issued in 2019 and excess funds from higher fees and property taxes collected by the Sky Ranch CAB. The Sky Ranch CAB made payments to us totaling $0.7 million in fiscal 2024 from excess funds from higher fees and property taxes collected by the Sky Ranch CAB.

Changes in Investing Activities – Investing activities in fiscal 2025 consisted primarily of the investment in our water system of $8.6 million and investments in future development phases of Sky Ranch for $0.9 million. Investing activities in fiscal 2024 consisted primarily of the investment in our land and water system of $1.9 million and investments in future development phases of Sky Ranch of $2.2 million. We capitalize costs associated with obtaining, defending, enhancing, and developing our water rights. We capitalize costs incurred to construct infrastructure required to deliver water and wastewater services to our customers, and we capitalize costs to develop our land assets that are not sold to home builders.

Changes in Financing Activities – Financing activities in 2025 and 2024 consisted of payments on existing debt facilities as well as cash used to repurchase the Company's common stock.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Our discussion and analysis of our financial condition and results of operations are based on these consolidated financial statements. The preparation of our consolidated financial statements requires the application of these accounting principles in addition to certain estimates and judgments based on current available information, engineering estimates, historical results, and other assumptions believed to be reasonable. These estimates, assumptions and judgments are affected by our application of accounting policies, which are discussed in Note 2 in the accompanying consolidated financial statements. Estimates are used for, but not limited to, determining the recoverability of notes receivable, measure of progress related to our land development activities, and accrued liabilities. Actual results could differ from these estimates.

Accounting estimates are considered critical if both of the following conditions are met: (1) the nature of the estimates or assumptions is material because of the levels of subjectivity and judgment needed to account for matters that are highly uncertain and susceptible to change and (2) the effect of the estimates and assumptions is material to the financial statements. The following provides a summary of the two critical estimates we identified.

Collectability of the Notes Receivable from the Sky Ranch CAB – The notes receivable from the Sky Ranch CAB are comprised of amounts we incurred and provided to the Sky Ranch CAB for costs related to the construction of public improvements which are reimbursable to us, along with related project management fees and accrued interest associated with those costs. Collectability of the notes is based on the Sky Ranch CAB generating sufficient cash flows to repay us prior to certain contractual dates, which is deemed probable based on a mill levy increase resulting from the remainder of Sky Ranch being in a different taxing district than Phase 1, higher than projected assessed values of completed homes, and additional houses from the start of the next development phase at Sky Ranch. The notes are evaluated for a credit loss at each reporting period based on the factors indicated, and an impairment would be recognized whenever it was determined that a credit loss had occurred. Management applies judgment to assess whether a credit loss has occurred, and factors that are considered include, but are not limited to: significant decreases in the market price of houses which generate tax payments to the Sky Ranch CAB; significant adverse changes in the business climate or legal factors including significant decreases in housing sales or assessments; significant increase in costs and accumulation of costs significantly in excess of the amount originally expected for the construction of the associated public improvements; and current period cash flow or operating losses combined with a history of losses or a forecast of losses. Recoverability of these notes is measured by comparing the carrying value to the future cash flows expected to be generated by the Sky Ranch CAB which can be used to repay us. If the carrying value of the notes exceeds the fair value of the estimated cash flows, an impairment loss would be recorded by writing down the carrying value of the related asset to its estimated fair value, which is determined using discounted future cash flows.

Revenue recognition on lot sales under the percentage-of-completion method – We recognize lot revenue over time as construction progresses for most of our lot development contracts. This involves an estimation of the total project costs which are incurred over several months or even years. This requires management to estimate labor and material costs which could change materially over the life of that construction project and have a material impact on the timing of revenue recognition. Under the percentage of completion method, revenue and related costs from lots sold pursuant to lot development contracts requiring milestone payments as construction occurs are recognized over the course of the construction period based on the completion progress of that project phase (i.e. Phase 2C). In relation to each phase or subphase, revenue is determined by calculating the ratio of incurred construction costs, including construction costs related to public improvements subject to reimbursement, to total estimated costs and applying that ratio to the contracted sales amounts. Current period amounts are calculated based on the difference between the life-to-date project totals and the previously recognized amounts. Cost of sales is the cost incurred related to construction of lots. Any changes in significant judgments and/or estimates used in determining construction and development revenue could significantly change the timing or amount of construction and development revenue recognized. Changes in estimated costs or losses, if any, are recognized in the period in which they are determined.

Off-Balance Sheet Arrangements

None

Recently Adopted and Issued Accounting Pronouncements

See Note 2 to the accompanying consolidated financial statements for recently adopted and issued accounting pronouncements.

Item 7A – Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 8 – Financial Statements and Supplementary Data

Index to Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors, and Audit Committee
Pure Cycle Corporation
Watkins, Colorado

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Pure Cycle Corporation (the "Company") as of August 31, 2025 and 2024, the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the two-year period ended August 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2025 and 2024, and the results of their operations and their cash flows for each of the years in the two-year period ended August 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition of Lot Sales

As described in Note 2 to the consolidated financial statements, the Company accounts for lot sales revenue over time as construction progresses, with progress measured based upon costs incurred to date compared to total expected costs for each particular construction phase. Any revenue in excess of amounts entitled to be billed is reflected on the balance sheet as a contract asset, and amounts received in excess of revenue recognized are recorded as deferred revenue. For the year ended August 31, 2025, the Company recognized approximately $14 million of lot sale revenue, over time, using the percentage of completion method.

Auditing lot sales revenue recognized under the percentage of complete method required a high degree of auditor judgment due to the use of significant assumptions developed by the management team, most notably the estimated budgeted cost for any particular phase to be developed and the estimated remaining cost to complete the phase being developed.

Our audit procedures related to the revenue recognition of lot sales included the following procedures:

- Obtained an understanding and evaluated the design effectiveness of the Company's processes over the development of estimated budgeted and remaining cost to complete the phase being developed.

- Evaluated the reasonableness of management's estimated budgeted and remaining cost to complete the phase being developed by performing the following:

    o Inspected contracts with customers
    o Tested a sample of actual costs incurred by phase
    o Physically observed the development sites
    o Interviewed the management team to gain an understanding of the budgeting process and project status
    o Performed a lookback analysis by comparing actual costs incurred to budgeted costs on historical, completed phases for similar projects
    o Agreed the number of lots to be sold by builder to respective contracts

Collectability of Related-party Note Receivable – Reimbursable Public Improvements

As described in Note 2 and Note 5 to the consolidated financial statements, the Sky Ranch Community Authority Board (the Sky Ranch CAB) is responsible for building certain public improvements at Sky Ranch, for which the Company provided the funding to the Sky Ranch CAB and which is reimbursable to the Company. The Company has determined the reimbursement of public improvement costs, for which the Company has an enforceable right to payment, are probable of collection. The note receivable from the Sky Ranch CAB reports the balances owed by the Sky Ranch CAB to the Company for public improvements paid for by the Company, project management fees, and interest accrued on the unpaid balances related to the ongoing development of the Sky Ranch master planned community. As of August 31, 2025, the Company's related-party note receivable – reimbursable public improvements was approximately $44 million.

Management's estimate of collectability and whether the Sky Ranch CAB will have sufficient sources of liquidity to support the payment of the note receivable balance involves a long-term projection of the development of the Sky Ranch master planned community, and the future revenues that will be available for repayment of the note. Auditing this estimate requires complex auditor judgment because of the subjective and long-term nature of the estimation, and the specialized knowledge needed to address the matter.

Our audit procedures related to the collectability of the related party note receivable included the following procedures:

- Obtained an understanding and evaluated the design effectiveness of the Company's processes over the valuation analysis of the notes receivable.

- Obtained and reviewed a legal analysis of the enforceability of the Company's right to payment from the Sky Ranch CAB for the reimbursable costs.

- Obtained and reviewed the valuation analysis of note receivable report of management's outside vendor and challenged management's review of the appropriateness of the valuation; including but not limited to, testing all critical inputs, reasonableness of assumptions applied, and valuation models utilized by the outside vendor.

- Utilized internal valuation specialists to assist with testing the reasonableness of the valuation analysis of notes receivable.

We have served as the Company's auditor since 2022.

/s/ Forvis Mazars, LLP
Denver, Colorado
November 12, 2025

PURE CYCLE CORPORATION
CONSOLIDATED BALANCE SHEETS

(In thousands, except shares)		**August 31, 2025**		**August 31, 2024**
ASSETS:				
Current Assets:				
Cash and cash equivalents	$	21,931	$	22,113
Accounts receivable, net		1,330		1,472
Related party notes receivable, including accrued interest, current portion		—		10,100
Prepaid expenses and other assets		1,004		530
Land under development		7,388		3,647
Total current assets		31,653		37,862
Restricted cash		6,448		3,245
Investment in water and wastewater systems, net		67,523		62,290
Land and mineral rights held for development		4,168		4,695
Single-family rental units		5,240		5,330
Related party notes receivable, including accrued interest, less current portion		45,002		32,085
Other assets		2,245		1,847
Total assets	$	162,279	$	147,354
LIABILITIES & SHAREHOLDERS' EQUITY:				
Current Liabilities:				
Accounts payable	$	3,518	$	1,948
Accrued and other liabilities		4,335		5,164
Deferred revenue		3,355		2,173
Debt, current portion		411		64
Total current liabilities		11,619		9,349
Debt, less current portion		6,380		6,821
Deferred tax liability, net		1,541		1,395
Lease obligations, less current portion		1		87
Total liabilities		19,541		17,652
Series B preferred shares: par value $0.001 per share, 25 million authorized; 432,513 issued and outstanding (liquidation preference of $432,513)		—		—
Common shares: par value 1/3 of $.01 per share, 40.0 million authorized; 24,066,805 and 24,063,894 outstanding, respectively		80		80
Additional paid-in capital		175,448		175,125
Accumulated deficit		(32,790)		(45,503)
Total shareholders' equity		142,738		129,702
	$	162,279	$	147,354

See accompanying Notes to Consolidated Financial Statements

PURE CYCLE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended	
(In thousands, except share information)	**August 31, 2025**	**August 31, 2024**
REVENUES:		
Water and Wastewater		
Water and wastewater activities	$ 2,997	$ 7,283
Water and wastewater tap fees	7,337	3,384
Total water and wastewater	10,334	10,667
Land Development		
Lot sales	13,691	15,998
Project management fees	781	707
Special facility projects and other	785	894
Total land development	15,257	17,599
Single-family rentals	496	481
Total revenues	26,087	28,747
COST OF REVENUES:		
Water and wastewater	4,781	4,426
Lot development	5,100	4,374
Single-family rental	176	188
Total cost of revenues	10,057	8,988
General and administrative expenses	7,770	6,921
Depreciation	590	596
Operating income	7,670	12,242
Other income (expense):		
Interest income	3,272	2,837
Interest expense	(426)	(439)
Oil and gas royalty income, net	6,654	795
Other, net	300	197
Income from operations before income taxes	17,470	15,632
Income tax expense	(4,360)	(4,019)
Net income	$ 13,110	$ 11,613
Earnings per common share - basic and diluted		
Basic	$ 0.54	$ 0.48
Diluted	$ 0.54	$ 0.48
Weighted average common shares outstanding:		
Basic	24,076,317	24,083,001
Diluted	24,167,529	24,140,946

See accompanying Notes to Consolidated Financial Statements

PURE CYCLE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Year Ended August 31, 2025

| (in thousands, except shares) | Preferred Stock | | Common Stock | | Additional | Accumulated | |
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Total
Balance at August 31, 2024	432,513	$ —	24,063,894	$ 80	$ 175,125	$ (45,503)	$ 129,702
Restricted stock grants	—	—	9,200	—	21	—	21
Stock options exercised	—	—	13,815	—	—	—	—
Stock granted for services	—	—	15,396	—	180	—	180
Share-based compensation	—	—	—	—	122	—	122
Repurchases of common stock	—	—	(35,500)	—	—	(397)	(397)
Net income	—	—	—	—	—	13,110	13,110
Balance at August 31, 2025	432,513	$ —	24,066,805	$ 80	$ 175,448	$ (32,790)	$ 142,738

Year Ended August 31, 2024

| (in thousands, except shares) | Preferred Stock | | Common Stock | | Additional | Accumulated | |
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Total
Balance at August 31, 2023	432,513	$ —	24,078,720	$ 80	$ 174,689	$ (56,535)	$ 118,234
Stock options exercised	—	—	17,456	—	—	—	—
Restricted stock grants	—	—	8,000	—	44	—	44
Stock granted for services	—	—	19,644	—	195	—	195
Share-based compensation	—	—	—	—	197	—	197
Repurchases of common stock	—	—	(59,926)	—	—	(581)	(581)
Net income	—	—	—	—	—	11,613	11,613
Balance at August 31, 2024	432,513	$ —	24,063,894	$ 80	$ 175,125	$ (45,503)	$ 129,702

See accompanying Notes to Consolidated Financial Statements

PURE CYCLE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)		Year Ended		
		August 31, 2025		August 31, 2024
Cash flows from operating activities:				
Net income	$	13,110	$	11,613
Adjustments to reconcile net income to net cash used by operating activities:				
Trade accounts receivable		142		(380)
Depreciation and depletion		2,297		2,100
Share-based compensation expense		323		436
Net activity on notes receivable - related party, other		54		230
Net activity on note receivable - related party, reimbursable public improvements		(4,248)		(15,230)
Deferred income taxes		146		43
Other assets and liabilities		(170)		275
Prepaid expenses		(474)		(184)
Accounts payable and accrued liabilities		934		973
Taxes payable / receivable		(132)		1,993
Deferred revenue		1,182		443
Net cash provided by operating activities		13,164		2,312
Cash flows from investing activities:				
Net purchase of property and equipment		(861)		(458)
Future land development activity		(852)		(2,156)
Single-family rentals activity		494		(291)
Water and wastewater infrastructure activity		(8,612)		(1,924)
Sale of land held for sale		179		—
Net cash used in investing activities		(9,652)		(4,829)
Cash flows from financing activities:				
Payments on notes payable		(94)		(31)
Repurchases of common stock		(397)		(581)
Net cash used in financing activities		(491)		(612)
Net change in cash, cash equivalents and restricted cash		3,021		(3,129)
Cash, cash equivalents and restricted cash – beginning of period		25,358		28,487
Cash, cash equivalents and restricted cash – end of period	$	28,379	$	25,358
Cash and cash equivalents	$	21,931	$	22,113
Restricted cash		6,448		3,245
Total cash, cash equivalents and restricted cash	$	28,379	$	25,358
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid for income taxes	$	4,351	$	2,056
Cash paid for interest	$	413	$	417
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:				
Change in reimbursable public improvements included in accounts payable and accrued liabilities	$	209	$	1,232
Change in investments in water and water systems included in accounts payable and accrued liabilities	$	1,141	$	131
Issuance of stock for compensation	$	201	$	211

See accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2025 and 2024

NOTE 1 – ORGANIZATION

Pure Cycle Corporation (Company or Pure Cycle) was incorporated in Delaware in 1976 and reincorporated in Colorado in 2008. Pure Cycle currently operates in three reportable business segments: (i) wholesale water and wastewater services, (ii) land development and (iii) its single-family rental business which constructs and leases single-family homes in the Sky Ranch neighborhood.

Since its inception, Pure Cycle has accumulated valuable water and land interests and has developed an extensive network of wholesale water production, storage, treatment and distribution systems and wastewater collection and treatment systems which serve domestic, commercial and industrial customers in the Denver metropolitan region. Pure Cycle's land assets are located along the bustling and high-profile I-70 corridor in the Denver metropolitan region. Through its land development segment, Pure Cycle is developing Sky Ranch, a 930-acre master planned community located four miles south of Denver International Airport. Sky Ranch is planned to include a mix of 3,200 single-family and multifamily residential units, including more than 200 single-family residential homes owned by the Company for rent, and over two million square feet of commercial, retail, and industrial space.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of Pure Cycle Corporation and its two wholly-owned and controlled subsidiaries, PCY Holdings, LLC and PCYO Home Rentals, LLC. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used to account for certain items such as revenue recognition, reimbursable costs and expenses, costs of revenue for lot sales, share-based compensation, deferred tax asset valuation, and the useful lives and recoverability of long-lived assets. Actual results could differ from those estimates.

The Company has determined the reimbursable public improvements, project management fees and interest income related to the Sky Ranch community being developed by Pure Cycle is probable of collectability. As a result of an established and growing tax base resulting from the success of the initial development, increases in housing values in Colorado, added mill levies, and additional unencumbered fees received by the Sky Ranch CAB, Pure Cycle believes repayment of the public improvements, payment of the project management fees, and interest income are deemed probable. Based on this, Pure Cycle recognizes these items in the consolidated financial statements as they occur. The timing and amount of potential payments have been estimated based on growth trends utilizing current assessed values and historic growth rates which have been projected to current and contracted lot sales through the contractual obligation period.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid debt instruments with original maturities of three months or less. The Company had no cash equivalents as of August 31, 2025 or 2024. At various times during the fiscal years ended August 31, 2025 and 2024, the Company's main operating account exceeded federally insured limits. To date, the Company has never suffered a loss due to such excess balance.

Land Under Development

The land under development account primarily includes land and land improvements stated at cost which Pure Cycle is developing and plans to sell. Cost incurred on certain public improvements in the Company's development are included in the Notes Receivable for Sky Ranch CAB explained below. Pure Cycle began developing the Sky Ranch property in 2017. Pure Cycle capitalizes certain legal, engineering, design, permitting, land acquisition, and construction costs related to the development at Sky Ranch that meet the Company's capitalization criteria for improvements to a lot. These costs are capitalized as incurred. The Company uses the specific identification method for purposes of accumulating land development costs and allocates costs to each lot to determine the cost basis for each lot sold. The land under development accounts primarily contains costs directly attributable to lots to be sold, which will not be reimbursed, but will be expensed as land cost of sales as lots are being completed and sold on a lot-by-lot basis. Additionally, land under development may contain accruals related to retention on development contracts which may be eligible for reimbursement once paid.

The Company measures land under development costs as a current asset at the lower of the carrying value or net realizable value. In determining net realizable value, the Company primarily relies upon the most recent comparable sales prices. If recent sales prices are not available, the Company will consider several factors, including, but not limited to, current market conditions, nearby recent sales transactions, and market analysis studies. If the net realizable value is lower than the current carrying value, the land is written down to its net realizable value and disclosed if material.

Notes Receivable – Sky Ranch CAB

As noted above and described in greater detail in Note 5, the Sky Ranch CAB is responsible for building certain public improvements at Sky Ranch. Through various funding agreements, the Company is obligated to provide funding to the Sky Ranch CAB for public improvements, which is reimbursable to the Company. The Company has determined the reimbursement of public improvement costs, for which the Company has an enforceable right to payment, are probable of collection. Therefore, the Company recognizes the reimbursable public improvements costs incurred to date at Sky Ranch in the Notes receivable – related party, reimbursable public improvements and project management fees account on the accompanying consolidated balance sheet. The Company performs a quantitative impairment assessment by estimating the fair value of the Notes receivable – related party using the discounted cash flow method.

Concentration of Credit Risk and Fair Value

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and investments. From time to time, the Company places its cash in money market instruments, certificates of deposit and U.S. government treasury obligations. To date, the Company has not experienced significant losses on any of these investments.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value. The Company uses a fair value hierarchy that has three levels of inputs, both observable and unobservable, with use of the lowest possible level of significant input to determine where within the fair value hierarchy the measurement falls. The estimated fair value measurements in Note 2 are based on Level 2 of the fair value hierarchy.

Cash and cash equivalents – The Company's cash and cash equivalents are reported using the values as reported by the financial institution where the funds are held. These securities primarily include balances in the Company's operating and savings accounts. The carrying amount of cash and cash equivalents approximate fair value.

Trade accounts receivable – Trade accounts receivable are reported net of allowances for uncollectible accounts and the carrying values approximate fair value due to the short-term nature of the receivables.

Restricted cash – The Company has entered into 12 separate cash-secured performance standby letter of credit agreements with its primary banks to provide assurance the Company will perform on various construction agreements. As of August 31, 2025, the 12 letters of credit totaled $6.4 million, which are fully secured by cash held in restricted accounts at the banks, which approximates its fair value is cash is held in savings accounts.

Notes receivable – related parties – The carrying amounts of the notes receivable – related parties with the Rangeview Metropolitan District (Rangeview District) and the Sky Ranch CAB approximate their fair value because the interest rates on the notes currently approximate market rates.

Accounts payable – The carrying amounts of accounts payable approximate fair value due to the relatively short period to maturity for these instruments.

Debt – The carrying amounts of the Company's debt approximate fair value because the rates are floating rates based on the prime lending rate, which approximates market rates.

Trade Accounts Receivable

The Company records accounts receivable net of expected credit losses. The Company has recorded expected credit losses for uncollectible accounts receivables from continuing operations totaling less than $0.1 million and $0.1 million for the periods ended August 31, 2025 and 2024. The expected credit losses for uncollectible accounts were determined based on lifetime expected credit losses using an aging schedule for each pool of trade accounts receivable. Pools are determined based on risk characteristics by the type of customer.

Recoverability of Long-Lived Assets

The Company evaluates its long-lived assets for impairment if the Company determines events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Estimates of future cash flows and timing of events for evaluating long-lived assets for impairment are based upon management's assumptions and market conditions. If any of its long-lived assets are deemed to be impaired, the amount of impairment to be recognized is the excess of the carrying amount of the assets over its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the years ended August 31, 2025 and 2024, the Company recognized less than $0.1 million and $0.

Capitalized Costs of Water and Wastewater Systems and Depreciation and Depletion Charges

Costs to construct water and wastewater systems that meet the Company's capitalization criteria are capitalized as incurred, including interest, if applicable, and depreciated on a straight-line basis over their estimated useful lives of up to 30 years. The Company capitalizes design and construction costs related to construction activities, and it capitalizes certain legal, engineering and permitting costs relating to the adjudication and improvement of its water assets.

The Company depletes its water assets that are being utilized based on units produced (i.e., acre-feet sold) divided by the total volume of water adjudicated pursuant to the water decrees.

Revenue Recognition

The Company disaggregates revenue by major product line as reported on the consolidated statements of income.

The Company currently generates revenues through its three business segments. Revenues are derived through its wholesale water and wastewater business and through the sale of developed land primarily for residential lots, both of which businesses are described below.

Water and Wastewater Resource Development Segment Revenue

Pure Cycle generates revenue through its wholesale water and wastewater business predominantly from the items described below. Because these items are separately delivered and distinct, Pure Cycle accounts for each of the items separately.

Monthly water usage and wastewater treatment fees – Pure Cycle provides water and wastewater services to customers, for which the customers are charged monthly usage fees. Water usage fees are assessed to customers based on actual metered usage each month plus a base monthly service fee assessed per single-family equivalent (SFE) unit served. One SFE is a customer, whether residential, commercial or industrial, that imparts a demand on the Company's water or wastewater systems similar to the demand of a family of four persons living in a single-family house on a standard-sized lot. Water usage pricing is based on a tiered pricing structure. Pure

Cycle recognizes wholesale water usage revenue at a point in time upon delivering water to its governmental customers' end-use customers. Revenue recognized by Pure Cycle from the sale of "Export Water" and other portions of its "Rangeview Water Supply" off the "Lowry Ranch" are reported net of royalties to the State of Colorado Board of Land Commissioners (Land Board). Pure Cycle is the distributor of the Export Water and sets pricing for the sale of Export Water. Revenue recognized by Pure Cycle from the sale of water on the Lowry Ranch are shown net of royalties paid to the Land Board and amounts retained by the Rangeview District. For water sales on the Lowry Ranch, the Rangeview District is directly selling the water and is deemed to be the primary distributor of the water. The Rangeview District sets the price for the water sales on the Lowry Ranch. See further description of "Export Water," the "Lowry Ranch," and the "Rangeview Water Supply" in Note 4 under "Rangeview Water Supply and Water System."

Pure Cycle also sells raw water for industrial uses, mainly to oil and gas companies for use in the drilling processes (referred to as "O&G operations"). O&G operations revenue is recognized at a point in time upon delivering water to its end-use customers, unless other special arrangements are made.

During the years ended August 31, 2025 and 2024, the Company delivered 639 acre-feet and 1,818 acre-feet of water to customers. Of this, 30% and 77% was sold to O&G operators.

Pure Cycle recognizes wastewater treatment revenue monthly based on a flat monthly fee and actual usage charges. The monthly wastewater treatment fees are shown net of amounts retained by the Rangeview District. Costs of delivering water and providing wastewater service to customers are recognized as incurred.

Water and wastewater tap fees and construction fees/special facility funding – Pure Cycle has various water and wastewater service agreements, components of which may require the payment of tap fees. A tap constitutes a right to connect to the wholesale water and wastewater systems through a service line to a residential or commercial building or property, and once granted, the customer may make a physical tap into the wholesale line(s) to connect its property to Pure Cycle's water and/or wastewater systems. The right stays with the property upon sale or transfer. Pure Cycle has no obligation to physically connect the property to the lines. Once connected to the water and/or wastewater systems, the customer has live service and the ability to receive metered water deliveries from Pure Cycle's system and send wastewater into Pure Cycle's system. Thus, once the connection right is granted, the customer has full control of the connection right as it can obtain all the benefits from this right. Therefore, management has determined that tap fees are separate and distinct performance obligations that are recognized at a point in time.

Pure Cycle recognizes water and wastewater tap fee revenue when Pure Cycle grants the right for the customer to connect to the water or wastewater service line to obtain service and the customer pays the tap fee. During the years ended August 31, 2025 and 2024, Pure Cycle recognized $5.9 million and $2.9 million of water tap fee revenue. The water tap fees recognized are based on the amounts billed by the Rangeview District to customers, after deduction of royalties due to the Land Board for water taps, if applicable.

During the years ended August 31, 2025 and 2024, the Company recognized $1.4 million and $0.5 million of wastewater tap fee revenue.

Pure Cycle recognizes construction fees, including fees received to construct "special facilities," over time as the construction is completed because the customer is generally able to use the property improvement to enhance the value of other assets during the construction period. Special facilities are facilities that enable water to be delivered to a single customer and are not otherwise classified as a typical wholesale facility or retail facility. Temporary infrastructure required prior to construction of permanent water and wastewater systems or transmission pipelines to transfer water from one location to another are examples of special facilities. Management has determined that special facilities are separate and distinct performance obligations because these projects are contracted to construct a specific water and wastewater system or transmission pipeline and typically do not include multiple performance obligations in a contract with a customer. For the years ended August 31, 2025 and 2024, Pure Cycle recognized less than $0.1 million and $0.1 million of special facilities revenue.

Consulting fees – Pure Cycle can receive, typically monthly, fees from customers including municipalities and area water providers, for contract operations services. Consulting fees are recognized monthly based on a flat monthly fee plus charges for additional work performed. For each of the years ended August 31, 2025 and 2024, Pure Cycle recognized less than $0.1 million of consulting fees. These fees are classified in Water and wastewater activities.

Land Development Segment Revenue

Pure Cycle generates revenue through its land development business predominantly from the sources described below. Because these items are separately delivered and distinct, Pure Cycle accounts for each of the items separately.

Sale of finished lots – Pure Cycle acquired approximately 930 acres of land zoned as a Master Planned Community known as Sky Ranch. Pure Cycle has entered into multiple purchase and sale agreements with home builders pursuant to which Pure Cycle agreed to sell, and each builder agreed to purchase, finished residential lots at Sky Ranch. Per its agreements, Pure Cycle is obligated to deliver finished lots, which the Company develops through agreements with the Sky Ranch CAB. Pure Cycle began Phase 1 in March 2018 and broke ground on Phase 2 in February 2021. As of August 31, 2025, Phase 1 is complete and includes 509 lots, of which 505 were sold to three homebuilders and the remainder were retained by Pure Cycle for use in its single-family rental business. Phase 2 is planned to have 1,020 lots (929 allocated for sale to homebuilders and 91 retained for use in the single-family rental business) and is being developed in five subphases (referred to as Phase 2A, 2B, 2C, 2D and 2E). Phase 2A broke ground in February 2021 and includes a total of 229 lots, of which 219 lots were sold to home builders and 10 were retained for use in the single-family rental business. Phase 2B broke ground in March 2023 and includes a total of 211 lots, of which 194 lots were sold to home builders and 17 lots were retained for use in the single-family rental business. Phase 2C broke ground in March 2024 and includes a total of 228 lots, of which 180 lots were sold to home builders, eight lots are in the process of being sold, and 40 lots were retained for use in the single-family rental business.

The timing of cash flows from Phase 2, consistent with Phase 1, includes certain milestone deliveries, including, but not limited to, completion of governmental approvals for final plats, installation of wet utility public improvements, and final completion of lot deliveries.

Pure Cycle sells lots at Sky Ranch pursuant to distinct agreements with each builder. These agreements require the same level of construction for all lots and builders, the primary difference in the agreements being the timing of payments and timing of the transfer of ownership of the lots. Pure Cycle's lot sales agreements require payments under one of the two following structures:

(1) Upon the substantial completion of the finished lot, whereby the builder pays for a ready-to-build finished lot and the sales price is paid in a lump sum upon substantial completion of the finished lot (typically subject to completion of related public improvements by Pure Cycle, through its development agreement with the Sky Ranch CAB) that is permit ready. Depending on timing of delivery of the finished lot to the builder, Pure Cycle may still have unfulfilled contract performance obligations related to the timing of completion of public improvements and other amenities. If these unfulfilled obligations, after the finished lots are delivered, are deemed other than insignificant, the Company follows format 2 and recognizes revenue over time based on the estimated progress using overall costs incurred to date compared to total estimated costs from the period of time the lot is delivered until the remaining performance obligations are substantially completed.

(2) As certain construction milestones are achieved, which include payments due as follows pursuant to a lot development agreement with the builder: (i) first payment upon the execution of an agreement and transfer of platted lots (which requires Pure Cycle to deliver deeded title to individual lots), (ii) a second payment upon the completion of certain infrastructure milestones, and (iii) final payment upon the delivery of the finished lot. Typically these lots are also subject to completion of related public improvements by the Company, through its development agreement with the Sky Ranch CAB, after all three payments have been received.

Under the first payment structure, the builder (i.e., the customer) takes control/ownership of the lot at the time payment is received and the lot is substantially complete, at which point the Company recognizes revenue. Under the second payment structure, the builder takes control/ownership at the first closing, or delivery of the platted lots. Under both payment scenarios Pure Cycle has subsequent improvements to make to the lot to either improve the builder's lot and/or complete its performance obligations of managing the construction of public improvements required to complete the neighborhood, which includes items such as fencing, final utility installation, and landscaping. Because Pure Cycle has obligations remaining under the contracts, Pure Cycle accounts for lot sales revenue over time as construction progresses, with progress measured based upon costs incurred to date compared to total expected costs for a particular construction phase (i.e., for Phases 2A, 2B and 2C). Any revenue in excess of amounts entitled to be billed is reflected on the balance sheet as a contract asset, and amounts received in excess of revenue recognized are recorded as deferred revenue. Pure Cycle does not have any material significant payment terms as all payments are expected to be received within a few months after invoicing. Pure Cycle adopted the practical expedient for financing components and does not need to account for a financing component of these lot sales as the delivery of lot sales is expected to occur within one year.

For the years ended August 31, 2025 and 2024, Pure Cycle recognized $13.7 million and $16.0 million, respectively, of lot sale revenue related to Phases 2A, 2B, 2C and 2D at Sky Ranch for recognition of the performance obligations using the percentage-of-completion methods for each builder contract in each phase.

Since development of Sky Ranch began through August 31, 2025, Pure Cycle has received payments totaling $18.4 million for Phase 2A, $17.3 million for Phase 2B, $16.5 million for Phase 2C and $1.4 million for Phase 2D. Of the amounts received for Phase 2A, as of August 31, 2025, $18.4 million has been recognized as revenue as Phase 2A is complete. Of the amounts received for Phase 2B, as of August 31, 2025, $16.8 million has been recognized as revenue as Phase 2B is approximately 97% complete. Of the amounts received for Phase 2C, as of August 31, 2025, $13.6 million has been recognized as revenue as Phase 2C is approximately 82% complete. Of the amounts received for Phase 2D, as of August 31, 2025, $1.8 million has been recognized as revenue as Phase 2D is approximately 43% complete. As of August 31, 2025, no revenue has been deferred related to Phase 2A contracts, $0.5 million of revenue has been deferred related to Phase 2B contracts, and $2.9 million of revenue has been deferred related to Phase 2C contracts. As of August 31, 2025 there is a receivable of $0.4 million which is included in Accounts receivable, net. Deferred revenue will be recognized over time as the Company completes its performance obligations of managing the completion of the public improvements in Phases 2A, 2B, 2C, and 2D which includes items such as fencing, final utility installation, and landscaping. We anticipate the completion of Phase 2B and substantial completion of Phases 2C and 2D by the end of fiscal 2026.

Reimbursable Costs for Public Improvements – The Sky Ranch CAB is responsible for the construction of certain public improvements at Sky Ranch. Public improvements are items that are not associated with an individual lot or home, but can be used by the public, whether living in Sky Ranch or not. Public improvements include items such as roads, curbs, sidewalks, landscaping, and parks but also includes items such as water distribution systems, sewer collection systems, storm water systems, and drainage improvements. These public improvements are constructed pursuant to design standards specified by local governmental jurisdictions including the Sky Ranch Metropolitan District Nos. 1, 3, 4, 5, 6, 7 and 8 (collectively, the Sky Ranch Districts), the Sky Ranch CAB, Arapahoe County, and the local stormwater authority and, after inspection and acceptance, are turned over to the applicable governmental entity to own, operate and maintain.

Pursuant to agreements between the Company and the Sky Ranch CAB (see Note 14), the Company is obligated to provide advance funding to the Sky Ranch CAB related to the construction of these public improvements pursuant to a note. Because public improvements are utilized by more than just a single home, the costs are typically reimbursed through property tax assessments, fees, and other funding mechanisms like municipal bonds.

Although the Company is developing Sky Ranch in phases, the Sky Ranch CAB collects taxes and fees for the entire community and those funds are available to repay the Company regardless of the location of the public improvement (except for certain regional public improvements). Additional information about the amounts spent on public improvements as well as amounts repaid are further detailed in Note 5.

The Company evaluates the notes receivable - related parties, reimbursable public improvements for indicators of impairment each reporting period by estimating the fair value of the Notes receivable – related party using the discounted cash flow method. The note receivable from the Sky Ranch CAB bears an interest rate of six percent (6%) per annum until paid. To date no impairment has been recorded for the reimbursable amounts on the note receivable.

Project management services – Pursuant to two Service Agreements for Project Management Services (Project Management Agreements) with the Sky Ranch CAB, Pure Cycle acts as the project manager and provides the services required to deliver the Sky Ranch CAB-eligible public improvements (see discussion of reimbursable public improvements above and in Note 5), including but not limited to Sky Ranch CAB compliance; planning design and approvals; project administration; contractor agreements; and construction management and administration. Pure Cycle is responsible for all expenses it incurs in the performance of the Project Management Agreements and is not entitled to any reimbursement or compensation except as set forth in the Project Management Agreements, unless otherwise approved in advance by the Sky Ranch CAB in writing. Pure Cycle receives a project management fee of five percent (5%) of actual qualifying construction costs of Sky Ranch CAB-eligible public improvements. The project management fee is based only on the actual costs of the improvements; thus, items such as fees, permits, review fees, and land acquisition or any other costs that are not directly related to the cost of construction of Sky Ranch CAB-eligible public improvements are not included in the calculation of the project management fee. Other costs incurred by Pure Cycle that are not directly related to the construction of Sky Ranch CAB-eligible public improvements are included in the land under development account and accounted for in the same manner as construction support activities as described below. Per the Project Management Agreements, no payment is required by the Sky Ranch CAB with respect to project management fees unless and until the Sky Ranch CAB and/or the Sky Ranch Districts have sufficient funds from tax assessment, fees or the issuance of municipal bonds in an amount sufficient to reimburse Pure Cycle for all or a portion of advances provided or expenses incurred for construction of public improvements that qualify as reimbursable expenses. Additional information on the Project Management fees and treatment of the related receivables is included in Note 5.

Construction support activities – Pure Cycle performs certain construction activities at Sky Ranch. The activities performed include construction and maintenance of the grading erosion and sediment control, best management practices and other construction-related services. The Phase 2 activities are invoiced based on an agreement between Pure Cycle and the Sky Ranch CAB. The amounts are invoiced and recognized as special facility projects revenue and are a component of trade accounts receivable, net. For the years ended August 31, 2025 and 2024, the Company recognized $0.8 million and $0.9 million, respectively, related to construction support activities at Sky Ranch.

Deferred Revenue

As noted above, the Company recognizes certain lot sales over time as construction activities progress for lots sold pursuant to lot development agreements and not when payment is received. Based on this, the Company will frequently receive milestone payments before revenue can be recognized (i.e. prior to the Company completing cumulative progress which faithfully represents the transfer of goods and services to the customer) which results in the Company recording deferred revenue. The Company recognizes this revenue into income as control of lots are transferred to the homebuilder, generally from the period title to a lot is transferred until all construction activities (including public improvements) for that phase or subphase are completed and turned over to the governmental agency that will maintain the asset. The progress of construction activities is measured based on the amount of costs incurred compared to total expected costs of the project (i.e. Phase 2A), which management believes is a faithful representation of the transfer of goods and services to the customer.

As of August 31, 2025 and 2024, the Company's deferred revenue along with the changes in the deferred revenue are as follows:

	Year Ended August 31, 2025					
(In thousands)	Water and Wastewater Resource Development		Land Development		Total	
Balance at August 31, 2024	$	—	$	2,173	$	2,173
Revenue recognized		(23)		(13,492)		(13,515)
Revenue deferred		23		14,674		14,697
Balance at August 31, 2025	$	—	$	3,355	$	3,355

	Year Ended August 31, 2024					
(In thousands)	Water and Wastewater Resource Development		Land Development		Total	
Balance at August 31, 2023	$	69	$	1,661	$	1,730
Revenue recognized		(177)		(16,302)		(16,479)
Revenue deferred		108		16,814		16,922
Balance at August 31, 2024	$	—	$	2,173	$	2,173

When recognized, the amounts reflected as unearned revenue will be recorded in lot sales, metered water usage from oil and gas operations, or Other income oil and gas lease income, net in the consolidated statements of income.

Royalty and Other Obligations

Revenue from the sale of Export Water is shown net of royalties payable to the Land Board. Revenue from the sale of water on the Lowry Ranch is invoiced directly by the Rangeview District, and a percentage of such collections is then paid to the Company by the Rangeview District net of royalties paid to the Land Board and amounts retained by the Rangeview District.

Oil and Gas Lease Payments

As further described in Note 4 below, on March 10, 2011, the Company entered a Paid-Up Oil and Gas Lease (Sky Ranch O&G Lease) and a Surface Use and Damage Agreement that have been assigned to various other oil and gas companies as a result of acquisitions. Nine wells have been drilled within the Company's mineral interest and placed into service and are producing oil and gas and accruing royalties to the Company. During the years ended August 31, 2025, and 2024, the Company received $6.7 million and $0.8 million, respectively, in royalties attributable to these wells. The Company classifies income from lease and royalty payments as Other income in the consolidated statements of income as the Company does not consider these arrangements to be an operating business activity. Oil and gas operations, although material in certain years, are deemed a passive activity as the Chief Operating Decision Maker (CODM) does not actively allocate resources to these projects; therefore, this is not classified as a reportable segment.

Share-based Compensation

The Company maintains a stock option plan for the benefit of its employees and non-employee directors. The Company recognizes share-based compensation costs as expenses over the applicable vesting period of the stock award using the straight-line method. The compensation costs to be expensed are measured at the grant date based on the fair value of the award. The Company has adopted the alternative transition method for calculating the tax effects of share-based compensation, which allows for a simplified method of calculating the tax effects of employee share-based compensation. The impact on the income tax provision for the granting and exercise of stock options during each of the years ended August 31, 2025 and 2024, was immaterial.

During the years ended August 31, 2025 and 2024, the Company recognized $0.3 million and $0.4 million, respectively, of share-based compensation expense.

Income Taxes

The Company uses a "more-likely-than-not" threshold for the recognition and de-recognition of tax positions, including any potential interest and penalties relating to tax positions taken by the Company. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax positions as a component of income tax expense. At August 31, 2025, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the year ended August 31, 2025. The Company does not have any significant unrecognized tax benefits as of August 31, 2025.

The Company records deferred tax assets and liabilities for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating losses and tax credit carryforwards. The Company measures deferred tax assets and liabilities using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company files income tax returns with the Internal Revenue Service and the State of Colorado. The tax years that remain subject to examination are fiscal 2020 through fiscal 2025. The Company does not believe there will be any material changes in its unrecognized tax positions over the next 12 months.

Earnings per Common Share

Basic earnings per common share is computed by dividing net income by the weighted-average number of shares outstanding during each period. Diluted earnings per share is computed similarly but reflects the potential dilution that would occur if dilutive options were exercised and all unvested share-based payment awards were vested. Certain outstanding options are excluded from the diluted earnings per share calculation because they are anti-dilutive (i.e., their assumed conversion into common stock would increase rather than decrease earnings per share).

New Accounting Pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company's financial reporting, the Company undertakes a study to determine the consequence of the change to its consolidated financial statements and to ensure that there are proper controls in place to ascertain that the Company's consolidated financial statements properly reflect the change. New pronouncements assessed by the Company recently are discussed below:

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. This ASU requires disaggregated disclosure of certain costs and expenses on an interim and annual basis in the notes to the financial statements. ASU 2024-03 is effective for the Company for annual periods beginning after December 31, 2026. The Company is are currently evaluating the impact ASU 2024-03 will have on our financial statement disclosures.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. Upon adoption of this ASU, the company will disclose specific new categories in its income tax rate reconciliation and provide additional information for reconciling items above a quantitative threshold. The Company will also disclose the amount of income taxes paid disaggregated by federal and state. The Company expects these amendments will first be applied in the company's annual report on form 10-K for the fiscal year ending August 31, 2026, on a prospective basis.

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. Upon adoption of this ASU, the Company has disclosed significant segment expenses, the title and position of the CODM, and an explanation of how the reported measure of segment profit or loss is used by the CODM to assess segment performance and make resource allocation decisions. Effective August 31, 2025, the Company adopted the provisions of this ASU on a retrospective basis. See Note 13.

Management has evaluated other recently issued accounting pronouncements and does not believe that any of these pronouncements will have a significant impact on the Company's consolidated financial statements and related disclosures.

Changes Affecting Comparability

For the year ended August 31, 2025, the Company made changes to certain categories within its financial statements. These changes were made as part of the Company's adoption of ASU 2023-07, Segment Reporting (Topic 280). The changes (i) provide additional details about the Company's operations by reporting segment and enable the readers of its financial statements to more easily trace the performance of its segments from the financial statements through to the notes and (ii) align its presentation with industry peers.

The Company made changes in the presentation of "Revenues" and "Cost of revenues" categories within the Consolidated Statements of Income. As a result, changes within the Consolidated Statements of Income in the prior periods were made to conform to the current period presentation. The changes had no impact on gross margins or net income.

The Company allocated "Construction in progress" into its corresponding fixed asset class within the Consolidated Balance Sheet. The Company consolidated "Land held for investment purposes," "Land held for sale" and "Operating lease – right to use assets" into "Other assets" within the Consolidated Balance Sheets. The changes had no impact on total assets, total liabilities, or total equity.

Changes to the Consolidated Statement of Cash Flows were made to align with new categories on the Consolidated Balance Sheet. All prior period amounts have been reclassified to conform to the current presentation.

NOTE 3 – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. The Company uses a fair value hierarchy that has three levels of inputs, both observable and unobservable, with use of the lowest possible level of significant inputs to determine the level in the fair value hierarchy which is applicable to the fair value measure.

Level 1 — Valuations for assets and liabilities traded in active exchange markets, such as The NASDAQ Stock Market. As of August 31, 2025 and August 31, 2024, the Company had no recurring Level 1 assets or liabilities.

Level 2 — Valuations for assets and liabilities obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities. As of August 31, 2025 and 2024, the Company had three non-recurring Level 2 liabilities, both of the SFR Notes and the Lost Creek Note (all defined in Note 7), for which the Company has determined the valuation of the liabilities can be obtained from readily available pricing sources via independent providers for market transactions involving similar liabilities.

Level 3 — Valuations for assets and liabilities that are derived from other valuation methodologies, including discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker-traded transactions. Level 3 valuations incorporate certain significant unobservable assumptions and projections in determining the fair value assigned to such assets or liabilities. As of August 31, 2025 and 2024, the Company had one Level 3 asset, the notes receivable. The Company did not record any impairment charges related to the notes receivable, as their fair value, based on a discounted cash flow analysis, exceeded the carrying value.

The Company maintains policies and procedures to value instruments using what management believes to be the best and most relevant data available.

There were no transfers between Level 1, 2 or 3 categories during the years ended August 31, 2025 or 2024.

NOTE 4 – WATER AND LAND ASSETS

Investment in Water and Water Systems

The Company's water and water systems consist of the following:

| (In thousands) | August 31, 2025 | | August 31, 2024 | |
	Costs	Accumulated Depreciation and Depletion	Costs	Accumulated Depreciation and Depletion
Rangeview water system	$ 31,421	$ (5,903)	$ 23,381	$ (3,579)
Rangeview water supply	16,273	(21)	15,889	(20)
Water supply – Other	1,300	(1,147)	7,588	(2,307)a
Sky Ranch water rights and other costs	7,690	(1,689)	7,764	(1,641)
Sky Ranch pipeline	5,740	(1,558)	5,740	(1,366)
Lost Creek water supply	10,836	—	7,357	— b
Fairgrounds water and water system	2,900	(1,679)	2,900	(1,591)
Wild Pointe service rights	1,632	(1,475)	1,632	(1,261)
Construction in progress - water and water systems	3,203	—	1,804	—
Totals	80,995	(13,472)	74,055	(11,765)
Net investments in water and water systems	$ 67,523		$ 62,290	

a) Change in Water supply – Other for the year ended August 31, 2025 compared to 2024 is primarily due to reclassification of WISE infrastructure into Rangeview water system.

b) During the year ended August 31, 2025, the Company's Lost Creek water supply increased $3.5 million, primarily from the acquisition of 378 acre-feet of ditch water in the Henrylyn Irrigation District and 220 acre-feet of groundwater rights in the Lost Creek Designated Basin

Single-Family Rental Homes

During the year ended August 31, 2024, the Company capitalized two homes in Phase 2A. The costs of the homes are capitalized and when applicable are depreciated over periods not exceeding thirty-years, depending on the asset type. As of August 31, 2025, all 14 completed homes have been rented, with contracts signed to construct 17 single-family rentals in Phase 2B. Construction began on five of those homes, which will be ready for lease by the end of calendar year 2025.

The Company has reserved a total of 91 lots in Phase 2 (10 of which are in Phase 2A and completed as of August 31, 2025) of Sky Ranch to build additional rental homes.

Depletion and Depreciation

During the years ended August 31, 2025 and 2024, the Company recorded an immaterial amount of depletion charges, which related entirely to the Rangeview Water Supply (as defined below).

During the years ended August 31, 2025 and 2024, the Company recorded $2.3 million and $2.1 million, respectively, of depreciation expense, which include $0.6 million and $0.6 million, respectively, of depreciation expense for other equipment not included in the table above.

The following table presents the estimated useful lives by asset class used for calculating depreciation and depletion charges:

Asset Classes	Estimated Useful Lives
Wild Pointe	Units of production depletion
Rangeview water supply	Units of production depletion
Lost Creek water supply	Units of production depletion
Rangeview, Sky Ranch and WISE water systems	30 years
ECCV wells	10 years
Furniture and fixtures	5 years
Trucks and heavy equipment	5 years
Water system general (pumps, valves, etc.)	5 years
Computers	3 years
Water equipment	3 years
Software	1 year

Rangeview Water Supply and Water System

The "Rangeview Water Supply" consists of approximately 27,000 acre-feet and is a combination of tributary surface water and groundwater rights along with certain storage rights associated with the Lowry Ranch, a 26,000-acre property owned by the Land Board located 16 miles southeast of Denver, Colorado. As of August 31, 2025, the Company has invested $31.4 million in facilities to extend water service to customers located on and off the Lowry Ranch. The recorded costs of the Rangeview Water Supply include payments to the sellers of the Rangeview Water Supply, design and construction costs and certain direct costs related to improvements to the asset, including legal and engineering fees.

The Company acquired the Rangeview Water Supply in 1996 pursuant to the following agreements:

- 1996 Amended and Restated Lease Agreement between the Land Board and the Rangeview District, which was superseded by the 2014 Amended and Restated Lease Agreement, dated July 10, 2014 (Lease), between the Company, the Land Board, and the Rangeview District;

- The 1996 Service Agreement between the Company and the Rangeview District, which was superseded by the Amended and Restated Service Agreement, dated July 11, 2014, between the Company and the Rangeview District (Lowry Service Agreement), which allows the Company to provide water service to the Rangeview District's customers located on the Lowry Ranch;

- The Agreement for Sale of non-tributary and not non-tributary groundwater between the Company and the Rangeview District (Export Agreement), pursuant to which the Company purchased a portion of the Rangeview Water Supply referred to as the "Export Water" because the Export Agreement allows the Company to export this water from the Lowry Ranch to nearby communities; and

- The 1997 Wastewater Service Agreement between the Company and Rangeview District (Lowry Wastewater Agreement), which allows the Company to provide wastewater service to the Rangeview District's customers on the Lowry Ranch.

- The ECCV Option Agreement, dated January 30, 2024, among the Company, Rangeview District, and the Land Board (ECCV Option), which allows the Company to add the East Cherry Creek Valley (ECCV) system and 4,000 acre-feet or Arapahoe aquifer groundwater, to the Lease, subject to the payment of additional rent, effective as of July 8, 2032 (the expiration of the ECCV lease).

The Lease, the Lowry Service Agreement, the Export Agreement, and the Lowry Wastewater Agreement, and the ECCV Option are collectively referred to as the Rangeview Water Agreements.

Pursuant to the Rangeview Water Agreements, the Company owns 11,650 acre-feet of water consisting of 10,000 acre-feet of groundwater and 1,650 acre-feet of average yield surface water which can be exported off the Lowry Ranch to serve area users (referred to as Export Water). The 1,650 acre-feet of surface rights are subject to completion of documentation by the Land Board related to the Company's exercise of its right to substitute an aggregate gross volume of 165,000 acre-feet of its groundwater for 1,650 acre-feet per year of adjudicated surface water and to use this surface water as Export Water. Additionally, assuming completion of the substitution of groundwater for surface water, the Company has the exclusive right to provide water and wastewater service, through 2081, to all water users on the Lowry Ranch and the right to develop an additional 13,685 acre-feet of groundwater and 1,650 acre-feet of adjudicated surface water to serve customers either on or off the Lowry Ranch. The Rangeview Water Agreements also provide for the Company to use surface reservoir storage capacity in providing water service to customers both on and off the Lowry Ranch.

The Company, Rangeview District and the State Land Board filed a Water Court Application on December 31, 2020 seeking to: (1) adjudicate 1,635 acre feet of water from the Box Elder Creek Alluvial aquifer (a new water right), (2) consolidate and enlarge certain reservoirs on the Lowry Ranch, (3) approve new places of use for existing water rights, (4) approve new places of storage for certain water rights, and (5) approve a new alternate diversion point for certain existing water rights. On February 7, 2025, the Water Court denied the Company's new water right application of 1,635 acre feet of Box Elder Creek Alluvial aquifer water as well as the consolidation and enlargement of certain reservoirs on the Lowry Ranch. Neither of these rulings impacted the Company's existing water rights or existing reservoir storage sites. The Court sought additional information from the Company and opposing parties regarding the three claims which remain outstanding before continuing the trial. The Company is working with opposing parties to reach a settlement agreement for all five claims in the Water Court Application.

Services on the Lowry Ranch – Pursuant to the Rangeview Water Agreements, the Company designs, finances, constructs, operates and maintains the Rangeview District's water and wastewater systems to provide service to the Rangeview District's customers on the Lowry Ranch. The Company will operate both the water and the wastewater systems during the contract period, and the Rangeview District owns both systems. After 2081, ownership of the water system will revert to the Land Board, with the Rangeview District retaining ownership of the wastewater system.

Rates and charges for all water and wastewater services on the Lowry Ranch, including tap fees and usage or monthly fees, are governed by the terms of the Rangeview Water Agreements. Rates and charges cannot exceed the average of similar rates and charges of three surrounding municipal water and wastewater service providers, which are reassessed annually. Pursuant to the Rangeview Water Agreements, the Land Board receives a royalty of 10% or 12% of gross revenue from the sale or disposition of the water, depending on the nature and location of the purchaser of the water, except that the royalty on tap fees shall be 2% (other than taps sold for Sky Ranch which are exempt from royalties). The Company also is required to pay the Land Board a minimum annual water production fee of approximately $46,000 per year, which offsets earned royalties, and annual rent of $8,400 which amount is increased every five years based on the Consumer Price Index for Urban Customers. The Rangeview District retains 2% of the remaining revenue, and the Company receives 98% of the remaining revenue after the Land Board royalty. The Land Board does not receive a royalty on wastewater fees. The Company receives 100% of the Rangeview District's wastewater tap fees and 90% of the Rangeview District's wastewater treatment fees (the Rangeview District retains the other 10%).

Export Water – Pursuant to the Rangeview Water Agreements, the Company owns the Export Water and intends to use it to provide wholesale water and wastewater services to customers off the Lowry Ranch, including customers of the Rangeview District and other governmental entities and industrial and commercial customers. The Company will own all wholesale facilities required to extend water and wastewater services using its Export Water. The Company anticipates contracting with third parties for the construction of these facilities. If the Company sells Export Water, the Company is required to pay royalties to the Land Board ranging from 10% to 12% of gross revenue, except that the royalty on tap fees shall be 2% (other than taps sold for Sky Ranch which are exempt).

WISE

The WISE Partnership Agreement provides for the purchase of certain infrastructure (i.e., pipelines, water storage facilities, water treatment facilities, and other appurtenant facilities) to deliver water to and among the ten members of the SMWA, Denver Water and Aurora Water. Certain infrastructure has been constructed and other infrastructure will be constructed over the next several years. During each of the years ended August 31, 2025 and 2024, the Company made $0.5 million and less than $0.1 million, respectively, in capital investments in WISE. Capitalized terms used under this caption are defined in Note 7 below.

The Arapahoe County Fairgrounds Water and Water System

The Company owns 321 acre-feet of groundwater purchased pursuant to its agreement with Arapahoe County. The Company plans to use this water in conjunction with its Rangeview Water Supply in providing water to areas outside the Lowry Ranch. The $2.9 million of capitalized costs noted in the table "Investment in Water and Water Systems" above includes the costs to construct various wholesale and special facilities, including a new deep water well, a 500,000-gallon water tank and pipelines to transport water to the Arapahoe County fairgrounds.

The Lost Creek Water Supply

In August 2019, the Company purchased 150 acre-feet of ditch water rights, 300 acre-feet of designated groundwater rights, 70 acre-feet of deep groundwater rights and 260 acres of land in the Lost Creek Basin in Weld County, Colorado. Total consideration for the land, water and related costs was $3.5 million. The Company allocated the acquisition cost to the land and water rights based on estimates of each asset's respective fair value at the acquisition date. This transaction was accounted for as an asset acquisition.

On June 27, 2022, Pure Cycle acquired an additional 370 acre-feet of designated groundwater rights located in the Lost Creek basin in Weld County Colorado. The acquisition included three water wells and related well permits and structures. The total purchase price was $3.7 million, which was allocated entirely to the water rights as the other assets were deemed to not have determinable values. This transaction was accounted for as an asset acquisition.

In October 2024, the Company purchased an additional 378 acre-feet of ditch water rights, 300 acre-feet of designated groundwater rights, 432 acres of land, a house, barn, outbuildings and irrigation pivots in the Lost Creek Basin. Total consideration for the land, water and other purchased items was $5.4 million. The Company allocated the acquisition cost to the land, water rights, and various other assets based on estimates of each asset's respective fair value at the acquisition date. This transaction was accounted for as an asset acquisition.

All the Lost Creek Water will be changed for use as municipal/industrial/agricultural water as needed. Additionally, the Company has filed an application with the Colorado Water Court, as described under Item 3 – Legal Proceedings, to use the Lost Creek Water to augment its municipal/industrial water supplies at the Lowry Ranch. The Company plans are to consolidate its Lost Creek Water with its Rangeview Water Supply to provide service to the Rangeview District's customers both on and off the Lowry Ranch.

Service to Customers Not on the Lowry Ranch

Sky Ranch – In 2010, the Company purchased approximately 930 acres of undeveloped land known as Sky Ranch. The property includes the rights to approximately 830 acre-feet of water, which the Company is using in conjunction with its Rangeview Water Supply to provide water service to the Rangeview District's customers at Sky Ranch. The $13.5 million of capitalized costs includes the costs to acquire the water rights and to construct various facilities.

Total consideration for the land, water, and acquisition-related costs and fees was $7.6 million. The Company allocated the total acquisition cost to the land and water rights based on estimates of each asset's respective fair value at the acquisition date. The purchase of the Sky Ranch land and water was accounted for as an asset acquisition.

In June 2017, the Company completed and placed into service its Sky Ranch pipeline, which cost $5.7 million to construct, connecting its Sky Ranch water system to the Rangeview District's water system.

Wild Pointe – On December 15, 2016, the Rangeview District, acting by and through its water activity enterprise, and Elbert & Highway 86 Commercial Metropolitan District, a quasi-municipal corporation and political subdivision of the State of Colorado, acting by and through its water enterprise (Elbert 86 District), entered into a Water Service Agreement (Wild Pointe Service Agreement). Subject to the conditions set forth in the Wild Pointe Service Agreement and the terms of the Company's engagement by the Rangeview District as the Rangeview District's exclusive service provider, the Company acquired, among other things, the exclusive right to provide water services to residential and commercial customers in the Wild Pointe development, located in unincorporated Elbert County, Colorado, for $1.6 million in cash. Pursuant to the terms of the Wild Pointe Service Agreement, the Company, in its capacity as the Rangeview District's service provider, is responsible for providing water services to all users of water services within the boundaries and service area of the Elbert 86 District and for operating and maintaining the Elbert 86 District's water system. In exchange, the Company receives 100% of the tap fees from new customers and 98% of all other fees and charges, including monthly water service revenue, remitted to the Rangeview District by the Elbert 86 District pursuant to the Wild Pointe Service Agreement. The Elbert 86 District's water system currently provides water service to approximately 249 SFE water connections in Wild Pointe.

O&G Leases

In 2011, the Company entered into the Sky Ranch O&G Lease. Pursuant to the Sky Ranch O&G Lease, the Company received an up-front payment for the purpose of exploring for, developing, producing, and marketing oil and gas on 634 acres of mineral estate owned by the Company at its Sky Ranch property. The Sky Ranch O&G Lease is now held by production, entitling the Company to royalties based on production.

Land and Mineral Rights

As part of the Sky Ranch acquisition, the Company acquired approximately 930 acres of land, of which approximately 397 acres have been sold to home builders for the purpose of building residential homes or dedicated for schools and public rights of way.

As of August 31, the costs allocated to the Company's land held for development is as follows:

	August 31, 2025	August 31, 2024
Sky Ranch land	$ 1,875	$ 1,982
Sky Ranch development costs	461	1,483
Lost Creek land	1,729	218
Construction in progress	103	1,012
Net land and mineral interests held for development	$ 4,168	$ 4,695

As of August 31, 2025 and 2024, the Company owned 544 acres and 698 acres of land in the Arkansas River valley which is classified as held for sale as we intend to sell the remaining 544 acres in due course. We also own approximately 13,900 acres of mineral interests in the Arkansas River Valley, which has no carrying value on the Company's books due to an impairment charge of $1.4 million recorded in fiscal 2020. The Company currently has no plans to sell its mineral interests.

NOTE 5 – REIMBURSABLE PUBLIC IMPROVEMENTS AND NOTE RECEIVABLE FROM THE SKY RANCH CAB

The note receivable from the Sky Ranch CAB reports the balances owed by the Sky Ranch CAB to the Company for public improvements paid for by the Company which are reimbursable from the Sky Ranch CAB, project management fees, and interest accrued on the unpaid balances related to the ongoing development of the Sky Ranch master planned community. The Company has advanced funds to the Sky Ranch CAB for the cost of public improvements which the Sky Ranch CAB is responsible for constructing and the Company is obligated to fund through various funding agreements between the Sky Ranch CAB and the Company. During the year ended August 31, 2025, the Company spent $15.0 million on public improvements which were certified by a third-party engineer and reimbursable by the Sky Ranch CAB to the Company and were therefore added to the note receivable from the Sky Ranch CAB. Additionally, for the year ended August 31, 2025, project management fees owed to the Company of $0.8 million, and interest income on the outstanding note receivable of $2.3 million, were also added to the note receivable. During the year ended August 31, 2025, the Sky Ranch CAB made seven payments to the Company on the note totaling $15.2 million, which was applied first to interest and then to public improvements on the note.

The following table summarizes the activity and balances associated with the note receivable from the Sky Ranch CAB:

	Year Ended			
(In thousands)	August 31, 2025		August 31, 2024	
Beginning balance	$	40,964	$	24,999
Additions		18,043		16,715
Payments received		(15,172)		(750)
Ending balance	$	43,835	$	40,964

The note receivable from the Sky Ranch CAB accrues interest at 6% per annum. Public improvements which are not probable of reimbursement at the time of being incurred are considered contract fulfillment costs and are recorded as land development construction costs as incurred. If public improvement costs are deemed probable of collection, the costs are recognized as notes receivable - related party. The Company assesses the collectability of the note receivable from the Sky Ranch CAB, which includes reimbursable public improvements, project management fees and the related interest income, when events or circumstances indicate the amounts may not be recoverable. The Sky Ranch CAB has an obligation to repay the Company, but the ability of the Sky Ranch CAB to do so before the contractual termination dates is dependent upon the establishment of a tax base or other fee generating activities sufficient to fund reimbursable costs incurred.

NOTE 6 – ACCRUED LIABILITIES

At August 31, 2025 and 2024, the Company's current accrued liabilities are:

(In thousands)	August 31, 2025		August 31, 2024	
Accrued compensation	$	683	$	1,045
Other operating payables		607		147
Property taxes		742		206
Operating lease obligation, current		12		73
Professional fees		500		5
Rental deposits		38		38
Taxes Payable		1,310		1,442
Land development costs due to the Sky Ranch CAB		415		1,556
Due to Rangeview Metropolitan District		28		652
Total accrued and other liabilities	$	4,335	$	5,164

The amounts due to the Sky Ranch CAB are either included in notes receivable or land under development. The amounts recorded in land under development will be subsequently expensed through Land development construction costs. In addition, the amounts payable to the Rangeview District relate to construction costs of water infrastructure, which are included in Investments in water and water systems. The remaining items that make up accrued liabilities are generally self-explanatory.

NOTE 7 – DEBT AND OTHER LONG-TERM OBLIGATIONS

As of August 31, 2025, the outstanding principal and deferred financing costs of the Company's loans are as follows:

(In thousands)	August 31, 2025	
Single-Family Rental Home Note Payable	$	3,898
Lost Creek Note Payable		2,940
Total outstanding principal		6,838
Deferred financing costs		(47)
Less current maturities, net of current deferred financing costs		(411)
Debt, less current portion	$	6,380

As of August 31, 2025, the scheduled maturities (i.e., principal payments) of the Company's loans are as follows:

(In thousands)	Scheduled principal payments
Within 1 year	$ 425
Year 2	1,336
Year 3	3,153
Year 4	290
Year 5	306
Thereafter	1,328
Total principal payments	6,838
Deferred financing costs	(47)
Total principal payments, net	$ 6,791

SFR Note 1

On November 29, 2021, PCY Holdings, LLC, a wholly owned subsidiary of the Company, entered a Promissory Note (SFR Note) with its primary bank to reimburse amounts expended for the construction of the first three single-family rental homes. The SFR Note has the following terms:

- Initial principal amount of $1.0 million
- Floating per annum interest rate equal to the Western Edition of the "Wall Street Journal" Prime Rate plus 0.5% (4.25% as of August 31, 2025), which has a floor of 3.75% and a ceiling of 4.25%. In the event of default, the interest rate on the SFR Note would be increased by adding an additional 2.0%
- Maturity date of December 1, 2026
- Fifty-three principal and interest payments each month which began July 1, 2022, in the amount of $4,600 each and increased to $5,000 each on November 1, 2024
- Estimated final principal and interest balloon payment of $0.9 million payable on December 1, 2026
- Secured by the three single-family rental homes
- Required minimum debt service coverage ratio of 1.10, measured annually based on audited financial statements, calculated as net operating income less distributions divided by required principal and interest payments, with net operating income defined as net income plus interest, depreciation, and amortization.

Lost Creek Note

On June 28, 2022, the Company entered a loan with its primary bank to fund the acquisition of 370 acre-feet of water rights the Company acquired on June 27, 2022, in the Lost Creek region of Colorado (Lost Creek Note). The Lost Creek Note has an initial principal balance of $3.0 million, a ten-year maturity, monthly interest only payments averaging $12,000 per month for thirty-six months beginning July 28, 2022, twenty-four monthly principal and interest payments of $42,000 beginning July 28, 2025, fifty-nine monthly principal and interest payments of $32,000 beginning on July 28, 2027, and a balloon payment of less than $0.8 million plus unpaid and accrued interest due on June 28, 2032. The Lost Creek Note has a thirty-year amortization period and a fixed per annum interest rate equal to 4.90%. Lost Creek Note is secured by the Lost Creek Water rights acquired with the proceeds of the note issuance and any fees derived from the use of the Lost Creek Water rights. The Lost Creek Note does not contain any financial covenants.

SFR Note 2

On August 30, 2023, PCY Holdings, LLC, a wholly owned subsidiary of the Company, entered a Promissory Note (SFR Note 2) with its primary bank to reimburse amounts expended for the construction of the next 11 single-family rental homes. The SFR Note 2 has the following terms:

- Initial principal amount of $3.0 million

- An interest rate of 7.51%. In the event of default, the interest rate on the SFR Note 2 would be increased by adding an additional 5.0%
- Maturity date of August 30, 2028
- Fifty-nine principal and interest payments each month beginning September 30, 2023 in the amount of $21,200 each
- Estimated final principal and interest balloon payment of $2.9 million payable on August 30, 2028
- Secured by 11 single-family rental homes
- Required minimum EBITDA of $3.0 million, measured annually at each fiscal year end.

Working Capital Line of Credit

On January 31, 2022, the Company entered into a Business Loan Agreement (Working Capital LOC) with its primary bank to provide a $5.0 million operating line of credit. The Working Capital LOC has a two-year maturity, monthly interest only payments if the line is drawn upon with unpaid principal and interest due at maturity, and a floating per annum interest rate equal to the rate published in the Western Edition of the Wall Street Journal as the Prime Rate plus 0.5% and a floor of 3.75%. In the event of default, the interest rate on the Working Capital LOC would be increased by adding an additional 2.0%. During the year ended August 31, 2025, the Company extended the Working Capital LOC, which now has an expiration date of January 31, 2026, a floating per annum interest rate equal to the rate published in the Western Edition of the Wall Street Journal as the Prime Rate (7.5% as of August 31, 2025) and an amended floor rate of 5.00%. As of August 31, 2025, the Company has not drawn on the Working Capital LOC.

Letters of Credit

At August 31, 2025, the Company had 12 Irrevocable Letters of Credit ("LOCs") outstanding. The LOCs are to guarantee the Company's performance related to certain construction projects at Sky Ranch relating to the delivery of finished lots and as collateral for payment obligations outlined in the construction contract for certain single-family rental homes in Phase 2B. The Company has the intent and ability to perform on the contracts, after which, the LOC's will expire at various dates from November 2025 through July 2026. However, the Company is required to renew the majority of the LOCs. As of August 31, 2025, the LOCs totaled $6.4 million, an amount secured by cash balances maintained in restricted cash accounts at the Company's bank. The LOCs renew annually at various dates and have a 1% annual fee.

WISE Partnership

During 2014, the Company, through the Rangeview District, consented to the waiver of all contingencies set forth in the Amended and Restated WISE Partnership – Water Delivery Agreement, dated December 31, 2013 (WISE Partnership Agreement), among the City and County of Denver acting through its Board of Water Commissioners (Denver Water), the City of Aurora acting by and through its utility enterprise (Aurora Water), and the South Metro WISE Authority (SMWA). SMWA was formed by the Rangeview District and nine other governmental or quasi-governmental water providers pursuant to the South Metro WISE Authority Formation and Organizational Intergovernmental Agreement, dated December 31, 2013 (SM-IGA), to enable the members of SMWA to participate in the regional water supply project known as the Water Infrastructure Supply Efficiency partnership (WISE) created by the WISE Partnership Agreement. The SM-IGA specifies each member's pro rata share of WISE and the members' rights and obligations with respect to WISE. The WISE Partnership Agreement provides for the purchase of certain infrastructure (i.e., pipelines, water storage facilities, water treatment facilities, and other appurtenant facilities) to deliver water to and among the members of SMWA, Denver Water and Aurora Water. Certain infrastructure has been constructed and other infrastructure will be constructed over the next several years.

Pursuant to the terms of the Rangeview/Pure Cycle WISE Project Financing and Service Agreement (WISE Financing Agreement) between the Company and the Rangeview District, the Company has an agreement to fund the Rangeview District's participation in WISE effective as of December 22, 2014. During each of the years ended August 31, 2025 and 2024, the Company, through the Rangeview District, purchased 156 acre-feet and 134 acre-feet of WISE water for $0.4 million and $0.4 million. See further discussion in Note 14.

Lease Commitments

Leases with an initial term of twelve months or less are not recorded on the consolidated balance sheet. For lease agreements with an initial term of more than twelve months, the Company combines the lease and non-lease components in determining the lease liabilities and right-of-use (ROU) assets. Operating lease expense is generally recognized evenly over the term of the lease.

During the year ended August 31, 2025, the Company amended its office lease twice terminating the rental of the previous office and warehouse spaces within the same complex. The result is the rental of approximately 6,460 square feet of office space and 8,400 square feet of warehouse space for a monthly payment of roughly $11,000 which includes a certain pro-rata share of the lessor's operating costs, which are variable in nature. The Company performed its own leasehold improvements which are credits against our monthly payments. The monthly payment will increase roughly 2.5% every October 1st. The Company's lease agreement does not contain any residual value guarantees or material restrictive covenants. As a result, the Company's associated right of use asset and liability decreased, as noted in the table below. For each of the years ended August 31, 2025 and 2024, payments on lease liabilities totaled less than $0.1 million.

The Company's lease agreements generally do not provide an implicit borrowing rate; therefore, an internal incremental borrowing rate is determined based on information available at lease commencement date for purposes of determining the present value of lease payments.

ROU lease assets and lease liabilities for the Company's operating leases were recorded in the consolidated balance sheet as follows:

(In thousands)	August 31, 2025	August 31, 2024
Operating leases - ROU assets	$ 13	$ 158
Operating lease liabilities, current	$ 12	$ 73
Operating lease liabilities, long term	1	87
Total lease liability	$ 13	$ 160
Weighted average remaining lease term (in years)	1.0	2.0
Weighted average discount rate	7.5 %	7.5 %

NOTE 8 – SHAREHOLDERS' EQUITY

Preferred Stock

The Company's non-voting Series B Preferred Stock has a preference in liquidation of $1.00 per share less any dividends previously paid. Additionally, the Series B Preferred Stock is redeemable at the discretion of the Company for $1.00 per share less any dividends previously paid. In the event the proceeds from the sale or disposition of Export Water rights exceed $36.0 million the Series B Preferred Shareholders will receive the next $0.4 million of proceeds in the form of a dividend. The terms of the Series B Preferred Stock prohibit payment of dividends on common stock unless all dividends accrued on the Series B Preferred Stock have been paid. To date, no dividends have been accrued as this contingency has not been met.

Equity Compensation Plan

The Company maintains the 2024 Equity Incentive Plan (2024 Equity Plan), which was approved by shareholders in January 2024 and became effective January 17, 2024. Executives, eligible employees, consultants, and non-employee directors are eligible to receive options and stock grants pursuant to the 2024 Equity Plan. Options to purchase shares of stock and restricted stock awards can be granted with exercise prices, vesting conditions and other performance criteria determined by the Compensation Committee of the Company's board of directors. The Company has reserved 2.0 million shares of common stock for issuance under the 2024 Equity Plan. As of August 31, 2025, 26,204 shares had been issued and there were 1,973,796 shares available for grant under the 2024 Equity Plan. Prior to the effective date of the 2024 Equity Plan, the Company granted stock awards to eligible participants under its 2014 Equity Incentive Plan (2014 Equity Plan), which expired April 12, 2024. As of August 31, 2025, restricted stock awards and awards to purchase 577,000 shares of the Company's common stock have been made under the 2014 Equity Plan, of which 489,500 remain outstanding. No additional awards may be granted pursuant to the 2014 Equity Plan.

The Company estimates the fair value of share-based payment awards on the date of grant using the Black-Scholes option-pricing model (Black-Scholes model). Using the Black-Scholes model, the value of the portion of the award that is ultimately expected to vest is recognized as a period expense over the requisite service period in the consolidated statements of income. Option forfeitures are to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company does not expect any forfeiture of its options; therefore, the compensation expense has not been reduced for estimated forfeitures. No options expired in either of the years ended August 31, 2025 and 2024. The Company attributes the value of share-based compensation to expense using the straight-line single option method for all options granted.

The Company's determination of the estimated fair value of share-based payment awards on the date of grant is affected by the following variables and assumptions:

- The grant date exercise price – is the closing market price of the Company's common stock on the date of grant;
- Estimated dividend rates – based on historical and anticipated dividends over the life of the option;
- Life of the option – based on historical experience, including actual and projected employee stock option exercise, option grants have lives of between five and ten years;
- Risk-free interest rates – with maturities that approximate the expected life of the options granted;
- Calculated stock price volatility – calculated over the expected life of the options granted, which is calculated based on the weekly closing price of the Company's common stock over a period equal to the expected life of the option.

For the year ended August 31, 2025, the Company granted no stock options. In addition, six non-employee Board members were each granted 2,566 unrestricted shares of common stock. The fair market value of the unrestricted shares for share-based compensation expense is equal to the closing price of the Company's common stock on the date of grants of $11.69. Stock-based compensation expense includes $0.2 million of expense related to these unrestricted stock grants. The unrestricted stock grants were fully expensed at the date of the grant because no vesting requirements existed for the unrestricted stock grants.

For the year ended August 31, 2024, the Company granted no stock options. In addition, six non-employee Board members were each granted 3,006 unrestricted shares of common stock and one non-employee Board member was granted 1,608 unrestricted shares of common stock. The fair market value of the unrestricted shares for share-based compensation expense is equal to the closing price of the Company's common stock on the date of grants of $9.98 and $9.33, respectively. Stock-based compensation expense includes $0.2 million of expense related to these unrestricted stock grants. The unrestricted stock grants were fully expensed at the date of the grant because no vesting requirements existed for the unrestricted stock grants.

During the years ended August 31, 2025 and 2024, 35,000 and 38,500 options were exercised. The options exercised in 2025 were net settled, meaning the optionee did not pay cash for the options but instead received the number of shares equal to the difference between the exercise price and the market price on the date of exercise. The net settlement exercises during the year ended August 31, 2025, resulted in 13,815 shares being issued and 21,185 options being cancelled in settlement of shares issued. The options exercised in 2024 were also net settled resulting in 17,456 shares being issued and 21,044 options being cancelled in settlement of shares issued.

The following table summarizes the combined stock option activity for the 2014 Equity Plan and 2024 Equity Plan for the years ended August 31, 2025 and August 31, 2024:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Approximate Aggregate Intrinsic Value (in thousands)
Outstanding at August 31, 2024	524,500	$ 9.42	4.7	$ 877
Granted	—	—		
Net settlement exercised	(35,000)	7.89		
Forfeited / Expired	—	—		
Outstanding at August 31, 2025	489,500	9.52	3.8	616
Options exercisable at August 31, 2025	472,500	$ 9.54	3.7	$ 598
Outstanding at August 31, 2023	563,000	$ 9.15	5.5	$ 1,221
Granted	—	—		
Net settlement exercised	(38,500)	5.57		
Forfeited / Expired	—	—		
Outstanding at August 31, 2024	524,500	$ 9.42	4.7	$ 877

The following table summarizes the activity and value of non-vested options as of and for the years ended August 31, 2025 and August 31, 2024:

	Number of Options	Weighted Average Grant Date Fair Value
Non-vested options outstanding at August 31, 2024	59,000	$ 4.45
Granted	—	—
Vested	(42,000)	4.66
Forfeited / Expired	—	—
Non-vested options outstanding at August 31, 2025	17,000	$ 3.93
Non-vested options outstanding at August 31, 2023	111,000	$ 4.43
Granted	—	—
Vested	(52,000)	4.41
Forfeited	—	—
Non-vested options outstanding at August 31, 2024	59,000	$ 4.45

All non-vested options are expected to vest. For each of the years ended August 31, 2025 and 2024, the total fair value of options that vested during the year was $0.2 million. For the year ended August 31, 2025, there were no options granted.

For the years ended August 31, 2025 and 2024, share-based compensation expense was $0.3 million and $0.4 million, respectively.

As of August 31, 2025, the Company had unrecognized share-based compensation expenses totaling $0.1 million relating to non-vested options and restricted stock units that are expected to vest. The weighted average period over which these options are expected to vest is just over one year. The Company has not recorded any excess tax benefits to additional paid-in capital.

NOTE 9 – SIGNIFICANT CUSTOMERS

The Company has significant customers in its operations. The table below presents the percentage of total revenue for the reported customers for the years ended August 31, 2025 and 2024. For water and wastewater customers, the Company primarily provides services on behalf of the Rangeview District for which the significant end users include all Sky Ranch homes in the aggregate combined with the Sky Ranch CAB and two oil & gas operators. The home builders at Sky Ranch account for lot purchase revenue but also for water and wastewater tap fees revenue.

% of Total Revenue Generated From:	Year Ended	
	August 31, 2025	August 31, 2024
Melody (DR Horton)	30 %	19 %
Lennar	20 %	24 %
KB Home	15 %	10 %
Sky Ranch CAB	8 %	9 %
Taylor Morrison	8 %	- %
Challenger	5 %	9 %
Two oil & gas operators	4 %	19 %

NOTE 10 – INCOME TAXES

For the year ended August 31, 2025, Pure Cycle recorded income tax expense of $4.4 million, which consisted of current income tax expense of $4.2 million and deferred income tax expense of $0.1 million. The deferred tax expense consists mainly of the timing difference between book and tax depreciation of fixed assets.

For the year ended August 31, 2024, Pure Cycle recorded income tax expense of $4.0 million, which consisted of current income tax expense of almost $4.0 million and deferred income tax expense of less than $0.1 million. The deferred tax expense consists mainly of the timing difference between book and tax depreciation of fixed assets.

During the year ended August 31, 2025, Pure Cycle paid Federal and State income tax installments of $3.6 million and $0.8 million, respectively. During the year ended August 31, 2024, Pure Cycle paid Federal and State income tax installments of $1.6 million and $0.5 million, respectively.

Deferred income taxes reflect the tax effects of net operating loss carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of August 31 are as follows:

(In thousands)	August 31, 2025	August 31, 2024
Deferred tax assets (liabilities):		
Depreciation and depletion	$ (2,361)	$ (2,237)
Non-qualified stock options	522	527
Accrued compensation	127	230
Deferred revenue	113	31
Other	58	54
Net deferred tax liability	$ (1,541)	$ (1,395)

As of August 31, 2025 and 2024, the Company had no liability for unrecognized tax benefits.

Income taxes computed using the federal statutory income tax rate differ from the Company's effective tax rate primarily due to the following for the fiscal years ended August 31:

(In thousands)	Year Ended	
	August 31, 2025	August 31, 2024
Expected expense (benefit) from federal taxes at statutory rate of 21%	$ 3,669	$ 3,283
State taxes, net of federal benefit	600	559
Permanent and other differences	45	148
Stock Compensation	(12)	(14)
Other	58	43
Total income tax expense	$ 4,360	$ 4,019

As of August 31, 2025 and 2024, the Company had no net operating loss carryforwards available for income tax purposes.

NOTE 11 – 401(k) PLAN

The Company maintains the Pure Cycle Corporation 401(k) Profit Sharing Plan (401(k) Plan), a defined contribution retirement plan for the benefit of its employees. The Company matches employee contributions at the rate of 50% of the first 3% up to a maximum of $2,500 per annum. The contributions vest based on years of service - first anniversary 25%, second anniversary 50%, third anniversary 75% and the fourth anniversary 100%. The Company pays the annual administrative fees of the 401(k) Plan, and the 401(k) Plan participants pay the investment fees. The 401(k) Plan is open to all employees, age 18 or older, who have been employees of the Company for at least three months.

For the years ended August 31, 2025 and 2024, the Company recorded less than $0.1 million of expenses related to the 401(k) Plan.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Company has historically been involved in various claims, litigation and other legal proceedings that arise in the ordinary course of its business. The Company records an accrual for a loss contingency when its occurrence is probable and damages can be reasonably estimated based on the anticipated most likely outcome or the minimum amount within a range of possible outcomes. The Company makes such estimates based on information known about the claims and experience in contesting, litigating, and settling similar claims. Disclosures are also provided for reasonably possible losses that could have a material effect on the Company's financial position, results of operations or cash flows. As of August 31, 2025, the Company has accrued an estimated $0.5 million in legal expenses associated with potential legal liability relating to the water court's ruling in February 2025. The Company's current settlement negotiations have the potential to obtain a new water right asset as well as a favorable outcome on the remaining three claims, which would result in a reversal of the legal accrual. The water court proceedings are described under Item 3 – Legal Proceedings.

NOTE 13 – SEGMENT REPORTING

An operating segment is defined as a component of an enterprise for which discrete financial information is available and is reviewed regularly by the CODM, or decision-making group, to evaluate performance and make operating decisions. The Company has identified its CODM as its Chief Executive Officer.

Based on the methods used by the CODM to allocate resources, the Company has identified three operating segments which meet GAAP segment disclosure requirements, namely the water and wastewater resource development segment, the land development segment and single-family rental business segment.

The water and wastewater resource development segment provides water and wastewater services to customers for fees. The water is provided by the Company using water rights owned or controlled by the Company, and developing infrastructure to divert, treat and distribute that water and collect, treat, and reuse wastewater. The land resource development segment includes all the activities necessary to develop and sell finished lots, which as of August 31, 2025 and 2024, was done exclusively at the Sky Ranch Master Planned Community. The single-family rental business segment includes single-family homes that the Company has contracted with homebuilders to build on finished lots retained by the Company during its land development activities. The revenue for this segment includes rental income from those homes, which as of August 31, 2025 and 2024 were located exclusively at the Company's Sky Ranch Master Planned Community.

The Company's operating segments, as defined in ASC 280, Segment Reporting, reflect how its CODM reviews financial information, makes operating decisions and assesses business performance. In identifying operating segments, the Company also considers its annual budgeting and forecasting process, management reporting structure, and information presented to the Board of Directors. The Company only operates in one geographic region and is not able to be aggregated by geographic operating segments.

The CODM evaluates the performance of the reportable segments based on operating income. Sales, gross margins, and operating expenses are also monitored closely. This information is used to monitor operating margins, measure segment profitability, allocate resources, and make budgeting and forecasting decisions about the reportable segments. The CODM also uses these measures to monitor trends in year over year performance comparisons, sequential quarter performance comparisons, and to compare actual results to forecasts. More disaggregated information about operating expense is generally only reviewed by the CODM on a consolidated basis.

As a result of the Company's philosophy of maximizing operating efficiencies through the centralization of certain functions, operating income for the reportable segments excludes unallocated corporate overhead costs, depreciation on corporate fixed assets, other costs and other income, as they are not attributable to the individual reportable segments and are included in the corporate line item.

The tables below present the measure of profit and assets as well as the interest income and expense that the CODM uses to assess the performance of the segment for the periods presented:

	Year Ended August 31, 2025				
(In thousands)	Water and wastewater resource development	Land development	Single-family rental	Corporate	Total
Total revenue	$ 10,334	$ 15,257	$ 496	$ —	$ 26,087
Cost of revenue	3,074	5,100	176	—	8,350
Depreciation and depletion	1,707	—	—	—	1,707
Total cost of revenue	4,781	5,100	176	—	10,057
Segment profit	$ 5,553	$ 10,157	$ 320	$ —	$ 16,030
Interest income	$ —	$ —	$ —	$ 3,272	$ 3,272
Interest expense	$ 151	$ —	$ 273	$ 2	$ 426

	Year Ended August 31, 2024				
(In thousands)	Water and wastewater resource development	Land development	Single-family rental	Corporate	Total
Total revenue	$ 10,667	$ 17,599	$ 481	$ —	$ 28,747
Cost of revenue	2,922	4,374	188	—	7,484
Depreciation and depletion	1,504	—	—	—	1,504
Total cost of revenue	4,426	4,374	188	—	8,988
Segment profit	$ 6,241	$ 13,225	$ 293	$ —	$ 19,759
Interest income	$ —	$ —	$ —	$ 2,837	$ 2,837
Interest expense	$ 151	$ —	$ 276	$ 12	$ 439

The following table summarizes the Company's total assets by segment. The assets consist of water rights and water and wastewater systems in the Company's water and wastewater resource development segment; land, land development costs and deposits in the Company's land development segment; and the cost of the homes in the single-family rental line. The Company's other assets ("Corporate") primarily consist of cash, cash equivalents, restricted cash, equipment, and related party notes receivables.

(In thousands)	August 31, 2025	August 31, 2024
Water and wastewater resource development	$ 69,366	$ 64,616
Land development	11,121	8,521
Single-family rental	5,280	5,371
Corporate	76,512	68,846
Total assets	$ 162,279	$ 147,354

NOTE 14 – RELATED PARTY TRANSACTIONS

The Rangeview District

On December 16, 2009, the Company entered into a Participation Agreement with the Rangeview District, whereby the Company agreed to provide funding to the Rangeview District in connection with the Rangeview District joining the South Metro Water Supply Authority

(SMWSA). During the years ended August 31, 2025 and 2024, the Company provided funding of less than $0.1 million to the Rangeview District related to this Participation Agreement.

Through the WISE Financing Agreement, to date the Company has made payments totaling $6.9 million to purchase certain rights to use existing water transmission and related infrastructure acquired by the WISE project and to construct the connection to the WISE system. At August 31, 2025, the amounts are included in Investments in water and water systems on the Company's balance sheet. During the year ended August 31, 2025, the Company, through the Rangeview District, purchased 156 acre-feet of WISE water for $0.4 million.

The cost of the water to the members is based on the water rates charged by Aurora Water and can be adjusted each January 1. As of January 1, 2025, WISE water was $7.23 per thousand gallons and such rate remained in effect through calendar 2025. Effective January 1, 2024, WISE water increased to $6.55 per thousand gallons , a price that was in effect through the end of calendar 2024. In addition, the Company pays certain system operational and construction costs. If a WISE member, including the Rangeview District, does not need its WISE water each year or a member needs additional water, the members can trade and/or buy and sell water amongst themselves.

During the years ended August 31, 2025 and 2024, the Company provided $0.9 million and $0.6 million of financing to the Rangeview District to fund the Rangeview District's obligation to purchase WISE water rights and pay for operational and construction charges. Ongoing funding requirements are dependent on the WISE water subscription amount and the Rangeview District's allocated share of the operational and overhead costs of SMWA and construction activities related to delivery of WISE water.

The Rangeview District is a quasi-municipal corporation and political subdivision of Colorado formed in 1986 for the purpose of providing water and wastewater service to the Lowry Ranch and other approved areas. The Rangeview District is governed by an elected board of directors. Eligible voters and persons eligible to serve as directors of the Rangeview District must own an interest in property within the boundaries of the Rangeview District. The Company owns certain rights and real property interests which encompass the current boundaries of the Rangeview District.

The Rangeview District and the Company have entered into two loan agreements. In 1995, the Company extended a loan to the Rangeview District for borrowings of up to $0.3 million, which is unsecured, and bears interest based on the prevailing prime rate plus 2% (9.50% at August 31, 2025). The maturity date of the loan is December 31, 2025, at which time it automatically renews through December 31, 2026. Beginning in January 2014, the Rangeview District and the Company entered into a funding agreement that allows the Company to continue to provide funding to the Rangeview District for day-to-day operations and accrue the funding into a note that bears interest at a rate of 8% per annum and remains in full force and effect for so long as the 2014 Amended and Restated Lease Agreement among the Rangeview District, the Company, and the State Board of Land Commissioners remains in effect. At August 31, 2025, balance in notes receivable - related parties, other totaled $1.2 million, which included borrowings of $1.2 million and accrued interest of less than $0.1 million. During the year ended August 31, 2025, the Rangeview District made payments totaling $0.2 million on the notes payable to the Company. The August 31, 2024 balance in notes receivable totaled $1.2 million, which included borrowings of $1.2 million and accrued interest of less than $0.1 million.

Sky Ranch CAB

Pursuant to a certain Community Authority Board Establishment Agreement, as the same may be amended from time to time, Sky Ranch Metropolitan District No. 1 and Sky Ranch Metropolitan District No. 5 formed the Sky Ranch CAB to, among other things, design, construct, finance, operate and maintain certain public improvements for the benefit of the property within the boundaries and/or service area of the Sky Ranch Districts. In order for the public improvements to be constructed and/or acquired, it is necessary for each Sky Ranch District, directly or through the Sky Ranch CAB, to be able to fund the improvements and pay its ongoing operations and maintenance expenses related to the provision of services that benefit the property. In November 2017, but effective as of January 1, 2018, the Company entered into a Project Funding and Reimbursement Agreement (PF Agreement) with the CAB for the Sky Ranch property. The PF Agreement required the Company to fund an agreed upon list of public improvements for Sky Ranch with respect to earthwork, erosion control, streets, drainage, and landscaping at an estimated cost of $13.2 million for calendar years 2018 and 2019. Each advance or reimbursable expense is certified by a third-party engineer and accrues interest at a rate of six percent (6%) per annum.

The Company and the Sky Ranch CAB entered into a Facilities Funding and Acquisition Agreement (FFAA) for Phase 1 effective November 2017 and amended on September 2024, obligating the Company to advance funding to the Sky Ranch CAB for specified public improvements. The Company and the Sky Ranch CAB entered into a Phase 2 Facilities Funding and Acquisition Agreement

(FFAA2) for Phase 2 effective December 2020, obligating the Company to advance funding to the Sky Ranch CAB for specified public improvements. All amounts owed under the FFAA and FFAA2 bear interest at a rate of 6% per annum. Any advances not paid or reimbursed by the Sky Ranch CAB by December 31, 2058 for Phase 1 and December 31, 2060 for Phase 2 shall be deemed forever discharged and satisfied in full.

As of August 31, 2025, the balance of the Company's advances for improvements, including interest, net of reimbursements already received from the Sky Ranch CAB, totaled $43.8 million. The advances have been used by the Sky Ranch CAB to pay for construction of public improvements. The Company submits specific costs for reimbursement to the Sky Ranch CAB which have been certified by an independent third-party.

Sky Ranch Metropolitan District Nos. 1, 3, 4, 5, 6, 7 and 8 (Sky Ranch Districts) and the Sky Ranch CAB are quasi-municipal corporations and political subdivisions of Colorado formed for the purpose of providing service to the Company's Sky Ranch property. The current members of the board of directors of the Rangeview District, two of the Sky Ranch Districts, and the Sky Ranch CAB consist of four employees of the Company (including the Company's CEO and CFO) and one independent board member. Sky Ranch Metropolitan District No. 1 has a board comprised of three employees of the Company (including the Company's CEO and CFO) and two independent board members.

The following table summarizes the balances associated with the note receivable related party:

		Year Ended	
(In thousands)		August 31, 2025	August 31, 2024
Sky Ranch CAB reimbursable public improvements and project management fees	$	43,835	$ 40,964
Rangeview Metro District note receivable		1,167	1,221
Related party notes receivable, including accrued interest	$	45,002	$ 42,185

Nelson Pipeline Constructors LLC

Through a competitive bidding process, the Sky Ranch CAB awarded Nelson Pipeline Constructors, LLC (Nelson) a contract to construct the wet utility pipelines in Phase 2A of Sky Ranch. As the project progressed, change orders were approved by the Sky Ranch CAB board upon review by an independent engineer hired by the Sky Ranch CAB to certify costs are reasonable and appropriate for the scope of work contemplated. During the years ended August 31, 2025 and August 31, 2024, the Sky Ranch CAB paid Nelson $0 and $0.1 million, respectively, related to this contract. Nelson is majority owned by the chair of the Company's board of directors.

NOTE 15 – EARNINGS PER SHARE

Certain outstanding options are excluded from the diluted earnings per share calculation because they are anti-dilutive (i.e., their assumed conversion into common stock would increase rather than decrease earnings per share). No options were excluded for the fiscal years ended August 31, 2025 and 2024.

		Year Ended	
(In thousands, except share and per share amounts)		August 31, 2025	August 31, 2024
Net income	$	13,110	$ 11,613
Basic weighted average common shares		24,076,317	24,083,001
Effect of dilutive securities		91,212	57,945
Weighted average shares applicable to diluted earnings per share		24,167,529	24,140,946
Earnings per share - basic	$	0.54	$ 0.48
Earnings per share - diluted	$	0.54	$ 0.48

NOTE 16 – SUBSEQUENT EVENTS

On September 29, 2025, PCY Holdings, LLC and PCYO Home Rentals, LLC, both a wholly owned subsidiary of the Company, entered into a debt Facility Agreement (Facility Agreement) with a new banking partner. The Facility Agreement provides up to $10 million to finance new single-family rental homes. Under the Facility Agreement the Company guarantees payment and performance by its subsidiaries of obligations due under the Facility Agreement and related lending documents. The Facility Agreement allows for flexibility to close on multiple single-family rental homes over a short duration with a variable per annum interest rate equal to the Western Edition of the Wall Street Journal as Prime Rate, with a floor of 4.55%. Under the Facility Agreement the Company and its subsidiaries have the option to consolidate multiple single-family rental homes into a term loan which would bear interest at a rate per annum equal to 5-year US CMT plus a margin of 2.75%. The term loan will be amortized over 25 years with a 5-year ballon. The Facilities Agreement also contains financial covenants and collateral requirements.

On October 20, 2025, the Company used proceeds from the Facility Agreement to fund the completed construction cost of five additional single-family rental homes. As of the filing of this Form 10-K, the Company's outstanding balance under the Facilities Agreement is $1.3 million.

Item 9 – Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A – Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act that are designed to ensure that information required to be disclosed in our reports filed or submitted to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, and that information is accumulated and communicated to management, including the principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures. The President and the Chief Financial Officer evaluated the effectiveness of disclosure controls and procedures as of August 31, 2025, pursuant to Rule 13a-15(b) under the Exchange Act. Based on that evaluation, the President and the Chief Financial Officer each concluded that, as of the end of period covered by this report, our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. The Exchange Act defines internal control over financial reporting as a process designed by, or under the supervision of, our executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013 COSO Framework). Based on that assessment, management determined that as of August 31, 2025, our internal controls over financial reporting were effective.

Changes in Internal Controls

No changes were made to our internal control over financial reporting during the fourth quarter of our fiscal 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B – Other Information

None.

PART III

Item 10 – Directors, Executive Officers and Corporate Governance

Our board of directors has adopted a Code of Business Conduct and Ethics applicable to all of our directors, officers and employees that is available on our website at www.purecyclewater.com. We intend to disclose any amendments to or waivers from the provisions of our Code of Business Conduct and Ethics that are applicable to our principal executive officer, principal financial officer or principal accounting officer and that relate to any element of the SEC's definition of code of ethics by posting such information on our website, in a press release, or on a Current Report on Form 8-K.

Information required by this item will be contained in, and is incorporated herein by reference to, our definitive Proxy Statement pursuant to Regulation 14A promulgated under the Exchange Act for the Annual Meeting of Shareholders to be held in January 2026.

Item 11 – Executive Compensation

The information required by this item will be included in, and is incorporated herein by reference to, our Proxy Statement.

Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be included in, and is incorporated herein by reference to, our Proxy Statement.

Item 13 – Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be included in, and is incorporated herein by reference to, our Proxy Statement.

Item 14 – Principal Accounting Fees and Services

The information required by this item will be included in, and is incorporated herein by reference to, our Proxy Statement.

PART IV

Item 15 – Exhibits and Financial Statement Schedules

(a)   **Documents filed as part of this Annual Report on Form 10-K**

      (1) <u>Financial Statements</u>. See "Index to Consolidated Financial Statements and Supplementary Data" in *Part II, Item 8* of this Annual Report on Form 10-K.

      (2) <u>Financial Statement Schedules</u>. All schedules are omitted either because they are not required or the required information is shown in the consolidated financial statements or notes thereto.

      (3) <u>Exhibits</u>. The exhibits listed on the accompanying "Exhibit Index" are filed or incorporated by reference as part of this Annual Report on Form 10-K, unless otherwise indicated.

Item 16 – Form 10-K Summary

None.

EXHIBIT INDEX

Exhibit Number	Description
3.1	Articles of Incorporation of the Company. Incorporated by reference to Appendix B to the Proxy Statement on Schedule 14A filed on December 14, 2007.
3.2	Amended and Restated Bylaws of the Company. Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on May 5, 2023.
4.1	Specimen Stock Certificate. Incorporated by reference to Exhibit 4.1 to Quarterly Report on Form 10 Q for the fiscal quarter ended February 28, 2015.
4.2	Description of Capital Stock. Incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K for the fiscal year ended August 31, 2019.
10.1	2014 Equity Incentive Plan, effective April 12, 2014. Incorporated by reference to Appendix A to the Proxy Statement for the Annual Meeting held on January 15, 2014. **
10.2	Pure Cycle Corporation 2024 Equity Incentive Plan. Incorporated by Reference to Exhibit 10.1 to the current report on Form 8-K filed January 19, 2024.
10.3	Wastewater Service Agreement, dated January 22, 1997, by and between the Company and the Rangeview Metropolitan District. Incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-KSB for the fiscal year ended August 31, 1998.
10.4	Agreement for Sale of Export Water dated April 11, 1996 by and between the Company and the Rangeview Metropolitan District. Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-QSB for the fiscal quarter ended May 31, 1996.
10.5	Bargain and Sale Deed among the Land Board, the Rangeview Metropolitan District and the Company dated April 11, 1996. Incorporated by reference to Exhibit 10.18 to Amendment No. 1 to Registration Statement on Form SB-2, filed on June 7, 2004.
10.6	Agreement for Water Service dated August 3, 2005 among the Company, Rangeview Metropolitan District and Arapahoe County. Incorporated by reference to Exhibit 10.24 to the Current Report on Form 8-K filed on August 4, 2005.
10.7	Amendment No. 1 to Agreement for Water Service dated August 25, 2008, between the Company and Arapahoe County. Incorporated by reference to Exhibit 10.36 to the Annual Report on Form 10-K for the fiscal year ended August 31, 2008.
10.8	Paid-Up Oil and Gas Lease dated March 14, 2011, between the Company and Anadarko E&P Company, L.P. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on March 15, 2011.
10.9	2014 Amended and Restated Lease Agreement, dated July 10, 2014, by and between the Land Board, the Rangeview Metropolitan District, and the Company. Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on July 14, 2014.
10.10	2014 Amended and Restated Service Agreement, dated July 10, 2014, by and between the Company and the Rangeview Metropolitan District. Incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed on July 14, 2014.
10.11	Rangeview/Pure Cycle WISE Project Financing and Service Agreement, effective as of December 22, 2014. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 30, 2014.
10.12	South Metro WISE Authority Formation and Organizational Intergovernmental Agreement, dated December 31, 2013. Incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2014.
10.13	Amended and Restated WISE Partnership – Water Delivery Agreement, dated December 31, 2013, among the City and County of Denver acting through its Board of Water Commissioners, the City of Aurora acting by and through its Utility Enterprise, and South Metro WISE Authority. Incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2014.
10.14	Agreement for Purchase and Sale of Western Pipeline Capacity, dated November 19, 2014, among the Rangeview Metropolitan District and certain members of the South Metro WISE Authority. Incorporated by reference to Exhibit 10.4 to Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2014.
10.15	Water Service Agreement by and between Rangeview Metropolitan District, acting by and through its Water Activity Enterprise, and Elbert & Highway 86 Commercial Metropolitan District, acting by and through its Water Enterprise, dated as of December 15, 2016. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 19, 2016.

Exhibit Number	Description
10.16	Export Service Agreement, effective as of June 16, 2017, between the Company and the Rangeview Metropolitan District. Incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K for the fiscal year ended August 31, 2017.
10.17	Contract for Purchase and Sale of Real Estate, dated October 30, 2020, by and between PCY Holdings, LLC and Melody Homes, Inc. (a wholly-owned subsidiary of DR Horton, Inc.), Incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K for the fiscal year ended August 31, 2020.
10.18	Contract for Purchase and Sale of Real Estate, dated February 19, 2021, by and between PCY Holdings, LLC and Lennar Colorado, LLC. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on February 22, 2021.
10.19	Option Agreement, dated January 30, 2024, by and among the Land Board, the Rangeview Metropolitan District, and the Company. Incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K for the fiscal year ended August 31, 2024.
10.20	Facilities Funding and Acquisition Agreement (FFAA), effective as of November 13, 2017, between the Company and Sky Ranch CAB. *
10.21	Phase 2 Facilities Funding and Acquisition Agreement (FFAA2), effective as of December 17, 2020, between the Company and Sky Ranch CAB. *
10.22	Amendment No. 1 to FFAA, effective as of September 13, 2024, between the Company and Sky Ranch CAB. *
19.1	Insider Trading Policy *
21.1	Subsidiaries of the Registrant *
23.1	Consent of Forvis Mazars, LLP *
24.1	Powers of Attorney (included on the Signatures page of this Annual Report on Form 10-K)*
31.1	Certification of principal executive officer under Section 302 of the Sarbanes-Oxley Act of 2002. *
31.2	Certification of principal financial officer under Section 302 of the Sarbanes-Oxley Act of 2002. *
32.1	Certification of principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ***
32.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ***
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 10-K for the year ended August 31, 2024).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document. *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document. *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document. *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document. *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document. *
104	Cover page formatted as inline XBRL and contained in Exhibit 101

*   Filed herewith

**   Indicates management contract or compensatory plan or arrangement in which directors or executive officers are eligible to participate.

*** Furnished herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURE CYCLE CORPORATION

/s/ Marc S. Spezialy
_____
Marc S. Spezialy
Vice President and Chief Financial Officer
November 12, 2025

POWERS OF ATTORNEY

Each person whose signature appears below constitutes and appoints Mark W. Harding and Marc S. Spezialy, jointly and severally, as such person's attorneys-in-fact, each with the power of substitution, for such person in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Mark W. Harding Mark W. Harding	President, Chief Executive Officer and Director (Principal Executive Officer)	November 12, 2025
/s/ Marc S. Spezialy Marc S. Spezialy	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	November 12, 2025
/s/ Patrick J. Beirne Patrick J. Beirne	Chair, Director	November 12, 2025
/s/ Wanda J. Abel Wanda J. Abel	Director	November 12, 2025
/s/ Frederick A. Fendel III Frederick A. Fendel III	Director	November 12, 2025
/s/ Susan D. Heitmann Susan D. Heitmann	Director	November 12, 2025
/s/ Daniel R. Kozlowski Daniel R. Kozlowski	Director	November 12, 2025
/s/ Jeffrey G. Sheets Jeffrey G. Sheets	Director	November 12, 2025

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PURE CYCLE CORPORATION

34501 E. Quincy Avenue, Building 1, Suite D
Watkins, CO 80137
(303) 292-3456

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held on January 14, 2026

TO PURE CYCLE'S SHAREHOLDERS:

You are cordially invited to attend the annual meeting of shareholders of Pure Cycle Corporation. The meeting will be held at the offices of Pure Cycle Corporation located at 34501 E. Quincy Avenue, Building 1, Suite D, Watkins, CO 80137, on January 14, 2026, at 2:00 p.m. Mountain Time, or at such other time or place as may be announced in the event of an adjournment or postponement thereof. If a change is made, we will announce the change in advance, and details on how to participate will be issued by press release, posted on our website, and filed as additional proxy materials. The purposes of the meeting are to:

1. Elect the seven persons named in the accompanying proxy statement to serve on our board of directors until the next annual meeting of shareholders, or until their successors have been duly elected and qualified;

2. Ratify the appointment of Forvis Mazars, LLP as our independent registered public accounting firm for the fiscal year ending August 31, 2026;

3. Approve, on an advisory basis, the compensation of our named executive officers;

4. Vote, on an advisory basis, on the frequency of future advisory votes on executive compensation; and

5. Transact such other business as may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

Only shareholders of record as of 5:00 p.m., Mountain Time, on November 17, 2025 (the "record date"), will be entitled to notice of or to vote at this meeting or any adjournment(s) or postponement(s) thereof.

YOU MUST RSVP IF YOU PLAN TO ATTEND THE MEETING IN PERSON SO WE MAY ENSURE WE HAVE ADEQUATE SPACE. PLEASE EMAIL US AT INFO@PURECYCLEWATER.COM WITH THE NUMBER OF PLANNED IN-PERSON ATTENDEES NO LATER THAN 5:00 P.M. MOUNTAIN TIME ON JANUARY 2, 2026, IF YOU PLAN TO ATTEND IN PERSON. IF YOU DO NOT RSVP BY THIS DATE, YOU MAY NOT BE ADMITTED TO THE MEETING.

Whether or not you plan to attend, please vote promptly by following the instructions on the Important Notice Regarding the Availability of Proxy Materials or, if you requested a printed set of proxy materials, by completing, signing and dating the enclosed proxy and returning it in the accompanying postage-paid envelope. Shareholders who attend the meeting may revoke their proxies and vote in person if they so desire.

BY ORDER OF THE BOARD OF DIRECTORS
/s/ Mark W. Harding
Mark W. Harding, President

December 4, 2025

PURE CYCLE CORPORATION
34501 E. Quincy Avenue, Building 1, Suite D
Watkins, CO 80137
(303) 292-3456

PROXY STATEMENT
FOR THE
ANNUAL MEETING OF SHAREHOLDERS
To be held on January 14, 2026

This proxy statement is being made available to shareholders in connection with the solicitation of proxies by the board of directors of PURE CYCLE CORPORATION ("Pure Cycle," the "Company," "we," "us," or "our") to be voted at our annual meeting of shareholders (the "Meeting") to be held at the Company's offices located at 34501 E. Quincy Avenue, Building 1, Suite D, Watkins, CO 80137, on January 14, 2026, at 2:00 p.m. Mountain Time, or at any adjournment or postponement thereof. If a change is made, we will announce the change in advance, and details on how to participate will be issued by press release, posted on our website, and filed as additional proxy materials. Our officers, directors, and other regular employees may, without additional compensation, solicit proxies personally or by other appropriate means. We will pay the costs associated with any proxy solicitations performed by our officers, directors, or other regular employees.

On or about December 4, 2025, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our shareholders, which contains instructions on how to access the proxy materials, including this proxy statement and our Annual Report on Form 10-K for the fiscal year ended August 31, 2025, on the Internet, as well as instructions on how to request paper copies. In addition, shareholders may request proxy materials in printed form by writing our Corporate Secretary at the address set forth above.

If you would like to receive the Notice via email rather than regular mail in future years, please follow the instructions in the Notice. Choosing to receive future notices by email will help us reduce the costs and environmental impact of the Meeting. Voting in a timely manner will also reduce the need for us to solicit votes and reduce the costs associated with the Meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on January 14, 2026:

The proxy materials, including this proxy statement and our Annual Report on Form 10-K for the fiscal year ended August 31, 2025, are available at http://www.proxyvote.com.

INFORMATION ABOUT THE MEETING

What is the purpose of the Meeting?
At the Meeting, shareholders will be asked to act upon the matters outlined above in the Notice of Annual Meeting of Shareholders and as described in this proxy statement. The matters to be considered are (1) the election of directors, (2) the ratification of the appointment of our independent registered public accounting firm for the fiscal year ending August 31, 2026, (3) the approval, on an advisory basis, of the compensation of our named executive officers, (4) the vote, on an advisory basis, on the frequency of future advisory votes on executive compensation; and (5) such other matters as may properly come before the Meeting. Executive officers will be available to respond to appropriate questions.

Who is entitled to vote and how many votes do I have?
If you were a shareholder of record as of 5:00 p.m., Mountain Time, on November 17, 2025 (the "record date"), you will be entitled to vote at the Meeting or any adjournments or postponements thereof. On the record date, there were 24,090,605 shares of our common stock, 1/3 of $.01 par value ("common stock"), issued and outstanding. Each outstanding share of our common stock will be entitled to one vote on each matter acted upon. There is no cumulative voting.

How do I vote?
If your shares are held in an account at a bank, brokerage firm, or other nominee in "street name," you need to submit voting instructions to your bank, brokerage firm, or other nominee in order to cast your vote. If you wish to vote in person at the Meeting, please RSVP to inform us that you will be attending in person as noted above, and you must obtain a valid proxy from the nominee that holds your shares. If you are the shareholder of record, you may vote your shares by following the instructions in the Notice, or, if you have received a printed set of the proxy materials, you may vote your shares by completing, signing, and dating the enclosed proxy card and then mailing it to our transfer agent in the pre-addressed envelope provided. You may also vote your shares by calling the transfer agent at the number listed on the proxy card or by attending the Meeting in person if you RSVP in advance as described above.

Can I change or revoke my vote?
A proxy may be revoked by a shareholder any time before it is voted at the Meeting by submission of another proxy bearing a later date, by attending the Meeting and voting in person, or if you are a shareholder of record, by written notice of revocation to our Corporate Secretary.

Will my shares held in street name be voted if I do not provide my proxy?
If you hold your shares through a bank, broker, or other nominee, your shares must be voted by the nominee. If you do not provide voting instructions, under the rules of the securities exchanges, the nominee's discretionary authority to vote your shares is limited to "routine" matters. We believe that proposals 1,3, and 4 are not considered routine matters for this purpose, so if you do not provide voting instructions to your nominee, your shares will not be voted at the Meeting with respect to these proposals. In this case, your shares will be treated as "broker non-votes" and will not be counted for purposes of determining the outcome on these proposals.
A "broker non-vote" occurs when a nominee holding shares for a beneficial owner has discretionary authority to vote on at least one matter at the meeting but does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received voting instructions from the beneficial owner.

What is a quorum?
The presence, in person or by proxy, of the holders of a majority of the outstanding shares of common stock constitutes a quorum at the Meeting for the election of directors and for the other proposals. Abstentions and broker non-votes are counted for the purposes of determining whether a quorum is present at the Meeting.

How many votes are required to approve the proposals?

- *Election of Directors* – The election of directors requires the affirmative vote of a plurality of the votes cast by shares represented in person or by proxy and entitled to vote for the election of directors. This means that the nominees receiving the most votes from those eligible to vote will be elected. You may vote "FOR" all of the nominees, or your vote may be "WITHHELD" with respect to one or more of the nominees; however, a "withheld" vote or a broker non-vote (defined above) will have no effect on the outcome of the election.

- *Ratification of auditors and advisory vote on executive compensation* – With respect to proposals 2 and 3, the number of votes cast in favor of the proposal at the Meeting must exceed the number of votes cast against the proposal for the proposal to be approved. You may vote "FOR" or "AGAINST" these proposals, or you may "ABSTAIN." Abstentions will not be counted as votes for or against proposal 2 or 3 and, therefore, will have no effect on the vote. Broker non-votes will have no effect on the vote for proposal 3; because proposal 2 is considered a "routine" matter, there should be no broker non-votes relating to that proposal. Because your vote on executive compensation is advisory, it will not be binding on the board of directors or us. However, the board of directors will review the voting results and take them into consideration when making future decisions regarding executive compensation.

- *Frequency on advisory vote on executive compensation* – With respect to the advisory vote regarding the frequency of future executive compensation advisory votes, shareholders may vote for a frequency of every one, two, or three years, or may abstain. The board of directors will consider the option that receives the most votes to be the option selected by our shareholders. Although the vote is advisory and not binding, the board of directors will review and consider the voting results when determining the frequency of shareholder voting on executive compensation. Abstentions and "broker non-votes" will be excluded from the vote and will have no effect on the outcome of the vote.

If no specification is made, then the shares will be voted "FOR" the election as directors of the persons nominated by the board of directors, "FOR" Proposal 2, "FOR" Proposal 3, for once every THREE years with respect to Proposal 4, and otherwise in accordance with the recommendations of the board of directors.

Does Pure Cycle expect there to be any additional matters presented at the Meeting?
Other than the items of business described in this proxy statement, we are not aware of any other business to be acted upon at the Meeting. If you grant a proxy, the persons named as proxy holders, Mark W. Harding and Marc S. Spezialy, have the discretion to vote your shares on any additional matter properly presented for a vote at the Meeting. If for any unforeseen reason any of the director nominees are not available for election at the date of the Meeting, the named proxy holders will vote your shares for such other candidates as may be nominated by the board.

When will the results of the voting be announced?
We will announce preliminary results at the Meeting and will publish final results in a current report on Form 8-K to be filed within four business days of the date of the Meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

Voting Securities and Principal Holders Thereof
The following table sets forth information as of the record date of November 17, 2025, as to the beneficial ownership of shares of our common stock by (i) each person (or group of affiliated persons) known to us to own beneficially 5% or more of the common stock, (ii) each of our directors and each nominee for director, (iii) each executive officer, and (iv) all directors and executive officers as a group. All information is based on information filed by such persons with the Securities and Exchange Commission (the "SEC") and other information provided to us by such persons. Except as otherwise indicated, we believe each of the beneficial owners listed has sole investment and voting power with respect to such shares. On the record date, there were 24,090,605 shares of common stock outstanding. Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire shares within 60 days of the record date are included as outstanding and beneficially owned for that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class
5% OR MORE BENEFICIAL OWNERS		
Maran Capital Management, LLC	3,549,000 (1)	14.7 %
Magnolia Capital Fund, LP	2,089,408 (2)	8.7 %
BlackRock, Inc.	1,311,881 (3)	5.4 %
DIRECTORS AND NAMED EXECUTIVE OFFICERS		
Mark W. Harding **	1,045,089 (4)	4.3 %
Marc S. Spezialy **	-	
Patrick J. Beirne **	44,105 (5)	*
Wanda J. Abel **	10,605	*
Frederick A. Fendel III **	12,605	*
Susan D. Heitmann **	4,174	*
Daniel R. Kozlowski **	348,557	1.4 %
Jeffrey G. Sheets **	14,605	*
All officers and directors as a group (8 persons)	**1,479,740 (6)**	6.1 %

*   Less than 1%
**   Address is our corporate address: 34501 E. Quincy Avenue, Bldg. 1, Suite D, Watkins, CO 80137
(1)   As reported in the Schedule 13D filed on November 19, 2025, by Maran Capital Management, LLC ("MCM"). Based on such filing, (i) Maran Partners GP, LLC ("MPGP"), has shared voting power over 469,000 of the reported shares and share dispositive power over 469,000 of the reported shares which is held in Maran Partners Fund, LP ("MPF"), (ii) Maran SPV GP, LLC ("MSPVGP"), has shared voting power over 480,000 of the reported shares and shared dispositive power over 480,000 of the reported shares which is held in Maran SPV1 LP ("MSPV1"), and (iii) Plaisance SPV I, LLC ("PSPVI"), has shared voting power over 2,600,000 of the reported shares and shared dispositive power over 2,600,000 of the reported shares. Daniel Roller is the sole managing member of MCM, which is the investment manager of MPF, MSPV1 and PSPVI. Mr. Roller is the sole managing member of MPGP, which is the general parter of MDF. Mr. Roller is the sole management member of MSPVGP, which is the general partner of MSPV1. The principal business address of MPF, MPGP, MSPV1, MSPVGP, PSPVI, MCM and Mr. Roller is 250 Fillmore St, Suite 150, Denver, CO 80206.
(2)   As reported in the Schedule 13G filed on February 14, 2024, as amended Schedule 13G/A filed on November 12, 2024, filed by Magnolia Capital, LP. Based on such filing, (i) Magnolia Capital, LP. ("MCF"), has sole voting power over 2,083,408 of the reported shares and sole dispositive power over 2,083,408 of the reported shares, (ii) The Magnolia Group, LLC ("TMG"), has sole voting power over 2,083,408 of the reported shares and sole dispositive power over 2,083,408 of the reported shares and (iii) Adam K. Peterson has sole voting power over 2,089,408 of the reported shares and sole dispositive power over 2,089,408 of the reported shares. Mr. Peterson is the managing member of TMG, and TMG and Mr. Peterson may each exercise voting and dispositive power over the shares held by MCF. TMG and Mr. Peterson disclaim beneficial ownership of the securities held by MCF. Mr. Peterson also is the owner of 6,000 shares personally. The address of MCF, TMG and Mr. Peterson is 1601 Dodge Street, Suite 3300, Omaha, NE.
(3)   As reported in the Schedule 13G, filed by BlackRock Inc. on January 31, 2024. Based on such filing, BlackRock, Inc. has sole voting power over 1,303,224 of the reported shares and sole dispositive power over 1,311,881 of the reported shares. The address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.
(4)   Includes 305,000 shares purchasable by Mr. Harding under options exercisable within 60 days of the record date. Includes 210,000 shares of common stock held by SMA Investments, LLLP, a limited liability limited partnership controlled by Mr. Harding.
(5)   Includes 19,500 shares purchasable by Mr. Beirne under options exercisable within 60 days of the record date.
(6)   Includes the following shares:
     a.   210,000 shares held by SMA Investments, LLLP as described in footnote (4) above, and
     b.   324,500 shares purchasable by directors and officers under options exercisable within 60 days of the record date.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth certain information regarding our equity compensation plans as of August 31, 2025. All securities outstanding represent options to purchase common stock pursuant to our 2024 Equity Incentive Plan (the "2024 Plan") and our 2014 Equity Incentive Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans:			
Approved by security holders	489,500	$ 9.52	1,973,796
Not approved by security holders	—	—	—
Total	489,500	$ 9.52	1,973,796

DIRECTORS, DIRECTOR NOMINEES AND EXECUTIVE OFFICERS

The following table sets forth the name, age and title of each current director, each nominee standing for election to the board of directors and each of our executive officers.

Name	Age	Position
Mark W. Harding	62	Director, President and CEO*
Marc S. Spezialy	43	Vice President and CFO
Wanda J. Abel	67	Director*
Patrick J. Beirne	62	Director* and Chair
Frederick A. Fendel III	70	Director*
Susan D. Heitmann	61	Director*
Daniel R. Kozlowski	54	Director*
Jeffrey G. Sheets	71	Director*

---

*   Director nominee

Directors are elected for one-year terms, which expire at the next annual meeting of shareholders or when their successors are duly elected and qualified. Our executive officers are elected by the board of directors, typically annually, and serve at the discretion of the board of directors. Set forth below are the names of the director nominees and executive officers, all positions and offices held by each such persons, the period during which each has served as such, and the principal occupations and employment of and public company directorships held by such persons during at least the last five years. With respect to nominees, additional information is included regarding the skills, knowledge and experience with respect to each nominee that has led the board of directors to conclude that each such nominee should be elected or re-elected as a director.

Directors and Director Nominees

Mark W. Harding. Mr. Harding joined us in April 1990 as Corporate Secretary and Chief Financial Officer ("CFO"). He was appointed as our President in April 2001, Chief Executive Officer ("CEO") in April 2005, and a member of the board of directors in February 2004. Mr. Harding stepped down as CFO in April 2020. Mr. Harding brings a background in investment banking and public finance, having worked from 1988 to 1990 for Price Waterhouse's management consulting services where he assisted clients in public finance and provided other investment banking related services. Mr. Harding is the President and a board member of the Rangeview Metropolitan District, Sky Ranch Metropolitan District Nos. 1, 3, 4, 5, 6, 7 and 8 and the Sky Ranch Community Authority Board, and President of the South Metro Water Supply Authority. Mr. Harding also serves on the board of directors and as the President of the Sky Ranch Academy school board and is a board member of the managing partner of Hawaiian Macadamia Nut Orchards, L.P., which until June 2018 was a publicly traded limited partnership. Mr. Harding earned a Bachelor of Science degree in Computer Science and a Master of Business Administration in Finance from the University of Denver. In determining Mr. Harding's qualifications to be on the board of directors, the board of directors considered, among other things, Mr. Harding's extensive experience with Pure Cycle and his service on a number of advisory boards relating to water and wastewater issues in the Denver region as well as municipal boards, school boards, and chamber of commerce boards.

Wanda J. Abel. Ms. Abel was elected to the board of directors in January 2022. Since 1993, Ms. Abel has been a partner at the law firm of Davis Graham & Stubbs LLP, a Denver, Colorado-based firm, where she started as an associate in 1986. She served as our outside corporate-counsel from 1990 until she was elected to the board of directors, and as our outside securities counsel from 1990 through 2020. In addition, she has represented both public and private companies in securities matters, mergers and acquisitions, complex commercial agreements, financings and joint ventures, and served as in-house counsel for a NYSE-listed company. Ms. Abel received a Bachelor of Arts degree and a Master of Library Science from Indiana University and a Juris Doctor degree from the University of Colorado Law School. In determining Ms. Abel's qualifications to serve on the board of directors, the board of directors has considered, among other things, her expertise in securities law, corporate governance, and complex commercial agreements, in particular her extensive knowledge of and experience with our State Land Board Lease and the other Rangeview Water Agreements.

5

Patrick J. Beirne. Mr. Beirne was appointed to the board of directors in January 2016 and appointed as Chair of the board of directors in January 2021. Since April 2015, Mr. Beirne has been the Chairman and CEO of Nelson Pipeline Constructors LLC ("Nelson Pipeline"), a private company majority owned by Mr. Beirne. Nelson Pipeline is an underground utility contractor specializing in the construction of underground sanitary sewer, water and storm water pipelines. Prior to working at Nelson Pipeline, Mr. Beirne worked at Pulte Group, Inc. for 29 years in various management roles, where he gained extensive experience in the home building industry. In his last position with Pulte Group, Inc., from January 2008 to September 2014, he served as Central Area President, where he helped create the strategy for the firm's long-term vision and oversaw operations in 10 states. Mr. Beirne also serves on two private company boards: Ox Engineered Products, Inc., a manufacturer of building materials based in Northville, Michigan, where he serves on the audit and compensation committees, and DPIS Engineering, LLC, an engineering service provider to residential builders across the country based in Houston, Texas. Mr. Beirne earned a Bachelor of Science degree from Michigan State University, is a Licensed General Contractor (Florida), and is active in many community and charitable organizations. In determining Mr. Beirne's qualifications to serve on the board of directors, the board of directors has considered, among other things, his extensive experience and expertise in the home building industry and in construction of water and sewer pipelines.

Frederick A. Fendel III. Mr. Fendel was elected to the board of directors in January 2021. Mr. Fendel was an associate and then a partner at the Denver, Colorado law firm of Petrock Fendel Poznanovic, P.C. from 1980 through his retirement on December 31, 2020. He has served as outside water law counsel to us and the Rangeview Metropolitan District from 2002 through his retirement. In addition, he has represented many local governments, water utilities, special districts, developers, corporations, ditch companies, farmers and ranchers in water rights litigation; land and water acquisitions; development, zoning and subdivision approvals; real estate transactions and disputes; easement and right-of-way matters; water quality regulatory matters; and monitoring and supporting or opposing state legislation and rule-making. Mr. Fendel received a Bachelor of Arts degree from the University of Colorado and a Juris Doctor degree from the University of Michigan Law School. In determining Mr. Fendel's qualifications to serve on the board of directors, the board of directors has considered, among other things, his extensive experience and expertise in Colorado water law and special district law, particularly with respect to the water rights we own or control.

Susan D. Heitmann. Ms. Heitmann was appointed to the board of directors in May 2024. Ms. Heitmann has over 30 years of accounting and finance experience. Ms. Heitmann is a recently retired partner from KPMG LLP, based in Denver, Colorado, where she started as an associate in 1987. Ms. Heitmann has served as an auditor for SEC clients and private equity entities, as well as large privately held companies. Ms. Heitmann received a Bachelor of Science degree from the University of Illinois. In determining Ms. Heitmann's qualifications to serve on the board of directors, the board of directors has considered, among other things, her extensive experience and expertise in finance and financial reporting, qualifying her as an audit committee financial expert. Her background and experience is invaluable in her oversight role at Pure Cycle as an independent director.

Daniel R. Kozlowski. Mr. Kozlowski was elected to the board of directors in January 2021. Mr. Kozlowski is the founder and managing member of Plaisance Capital, LLC ("Plaisance Capital"), which serves as the general partner of the Plaisance Midway Fund LP and the Plaisance Fund LP. Plaisance Capital, LLC previously served as the general partner of Plaisance SPV I, LLC, a holder of Pure Cycle common stock. From 2000 until the founding of Plaisance Capital in 2017, Mr. Kozlowski worked at Janus Capital Corporation (now part of Janus Henderson Group PLC) ("Janus Capital"). While at Janus Capital, Mr. Kozlowski was the sole portfolio manager of Janus Capital's Opportunistic Alpha strategies, including the $4 billion Janus Contrarian Fund. Mr. Kozlowski also managed a long-short equity account in addition to long-only strategies. Mr. Kozlowski earned a Bachelor of Business Administration from the University of Miami and a Master of Business Administration from the University of Chicago's Booth School of Business. In determining Mr. Kozlowski's qualifications to serve on the board of directors, the board of directors considered, among other things, his extensive experience in finance and investment management.

Jeffrey G. Sheets. Mr. Sheets was appointed to the board of directors in January 2020. Since 1991, Mr. Sheets has been Vice President of Koelbel and Company, a private Colorado commercial and residential development company. In addition, Mr. Sheets serves as a board member for a number of special districts in Colorado. Mr. Sheets received his undergraduate degree from Westmont College in Santa Barbara, California and his master's degree from the University of Denver. In determining Mr. Sheets' qualifications to serve on the board of directors, the board of directors considered, among other things, his extensive knowledge of real estate development in Colorado, including his experience with master planning and entitlements for both residential and commercial projects, land acquisitions, property assessments, and special districts.

Executive Officer (Non-Director)
Marc S. Spezialy. Mr. Spezialy joined us in July 2023 and was appointed Vice President and CFO on July 21, 2023. Mr. Spezialy has more than 20 years of accounting and finance experience. Mr. Spezialy is a board member of Sky Ranch Metropolitan District Nos. 1, 3, and 5 and the Sky Ranch Community Authority Board. Mr. Spezialy also serves as an associate director on the board of Credit Union of Denver. Prior to joining Pure Cycle, Mr. Spezialy was the VP, Controller, from September 2022 through July 2023, of Pulte Mortgage LLC, a subsidiary of PulteGroup, Inc. based in Denver, Colorado. From January 2022 to September 2022, Mr. Spezialy was the VP Finance for Alviere, a financial services technology platform based in Denver, Colorado. From October 2019 to December 2021, Mr. Spezialy was the CFO of Equinox, a land development and water management company based in Denver, Colorado. From March 2018 to October 2019, Mr. Spezialy was the CFO of Boxwheel, LLC, a semi-trailer leasing company based in Denver, Colorado. Mr. Spezialy began his career with PricewaterhouseCoopers LLP in San Francisco in the Audit and Advisory Business Services group. After being promoted to Audit Manager, Mr. Spezialy transitioned to corporate accounting and served in various senior level accounting and finance positions. Mr. Spezialy obtained his bachelor's degree in both Accounting and Finance from the University of San Francisco and is a licensed Certified Public Accountant in the state of California.

CORPORATE GOVERNANCE AND BOARD MATTERS

Board Leadership Structure
Our board of directors has chosen to separate the positions of CEO and Chair of the board of directors. Our board of directors believes keeping these positions separate allows our CEO to focus on developing and implementing our business plans and supervising our day-to-day operations. Meanwhile, it allows the Chair of our board of directors to lead the board of directors in its oversight and advisory roles, allowing the board of directors to keep a clean and separate distinction between overseeing the executive officers charged with management of Pure Cycle and the day-to-day operations of Pure Cycle. Because of the many responsibilities of the board of directors and the significant time and effort required by each of the Chair and the CEO to perform their respective duties, we believe having separate persons in these roles enhances the ability of each to discharge those duties effectively and, as a corollary, enhances our prospects for success. The board of directors also believes that having separate positions provides a clear delineation of responsibilities for each position and fosters greater accountability of management.

Board Committees
The Board has three standing committees: the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee (the "Nominating Committee"). Committee members and chairs are appointed by the board of directors following each annual meeting of shareholders. Each of the committees regularly reports on its activities and actions to the full board of directors.

The table below sets for the current membership of each standing committee:

Director	Committee:		
	Audit	Compensation	Nominating
M. Harding	—	—	—
P. Beirne (Board Chair)	X	—	—
W. Abel	—	—	Chair
F. Fendel	X	X	—
S. Heitmann	Chair	—	—
D. Kozlowski	—	Chair	X
J. Sheets	—	X	X

Audit Committee – The current members of the Audit Committee are Ms. Heitmann (Chair) and Messrs. Beirne and Fendel. The board of directors has determined that all the members of the Audit Committee are "independent" within the meaning of the listing rules of the Nasdaq Stock Market ("Nasdaq") and the SEC rules governing audit committees. In addition, the board has determined that Ms. Heitmann meets the SEC's criteria of an "audit committee financial expert" by reason of her understanding of U.S. Generally Accepted Accounting Principles ("GAAP") and the application of GAAP, her education, her experiences as an auditor, and her understanding of financial statements. See Ms. Heitmann's biography under "DIRECTOR NOMINEES AND EXECUTIVE OFFICERS" for additional information. The functions to be performed by the Audit Committee include the appointment, retention, compensation, and oversight of our independent auditors, including pre-approval of all audit and non-audit services to be performed by such auditors. The Audit Committee Charter is available on our website at www.purecyclewater.com.

Compensation Committee – The current members of the Compensation Committee are Mr. Kozlowski (Chair) and Messrs. Fendel and Sheets. The board of directors has determined that all members of the Compensation Committee are "independent" within the meaning of the listing rules of Nasdaq and SEC rules governing compensation committees. The functions to be performed by the Compensation Committee include establishing the compensation of executive officers, evaluating the performance of executive officers and key employees, and administering our employee incentive compensation plans. The Compensation Committee typically meets with the executive officers to obtain information about employee performance and compensation recommendations. It also has the authority to engage outside advisors to assist the committee with its functions. The Compensation Committee has the power to delegate authority to the CEO or a subcommittee to make certain determinations with respect to compensation for employees who are not executive officers. Our Compensation Committee Charter is available on our website at www.purecyclewater.com.

Nominating and Corporate Governance Committee – The current members of the Nominating Committee are Ms. Abel (Chair), and Messrs. Kozlowski and Sheets. The board of directors determined that all members of the Nominating Committee are "independent" within the meaning of the listing rules of Nasdaq. The principal responsibilities of the Nominating Committee are to identify and nominate qualified individuals to serve as members of the board and to make recommendations to the board with respect to director compensation. In addition, the Nominating Committee is responsible for establishing our Corporate Governance Guidelines and evaluating the board and its processes. In selecting nominees for the board, the Nominating Committee evaluates each individual in the context of the board as a whole to recommend a group that can best perpetuate the success of the business and best represents the interests of our shareholders. The Nominating Committee assesses the board's ability to exercise sound judgement through diversity of experience. In accordance with the Nominating Committee Charter, the factors considered by the Nominating Committee in evaluating board and individual director candidates include, but are not limited to, business experience in the industries in which we operate, financial expertise, independence from us, experience with publicly traded companies, experience with relevant regulatory matters in which we are involved, reputation regarding integrity and professionalism, diversity of factors including age, gender, race, ethnicity, nation of origin, sexual orientation or identity, and disability. Nominees must be at least 21 years of age and less than 75 on the date of the annual meeting of shareholders unless the Nominating Committee waives such requirements. Identification of prospective board members is done by a combination of methods, including word-of-mouth in industry circles, inquiries of outside professionals and recommendations made to us. Our Nominating Committee Charter is available on our website at www.purecyclewater.com.

The Nominating Committee will consider nominations for director made by shareholders of record entitled to vote. The Nominating Committee evaluates nominees recommended by shareholders utilizing the same criteria it uses for other nominees. Each shareholder recommendation should be accompanied by the information set forth in the charter of the Nominating Committee.

Board Role in Risk Oversight
Our board of directors has responsibility for the oversight of our risk management processes. The board of directors administers its oversight function through committees, retaining responsibility for general oversight of risks. The committee chairs are responsible for reporting findings regarding material risk exposure to the board of directors as quickly as possible. The board of directors delegates to the Audit Committee oversight responsibility to review our Code of Business Conduct and Ethics, including whether the Code of Business Conduct and Ethics appropriately addresses the prevention of illegal or improper conduct, and our management's risk assessments and management's financial risk management policies, including the policies and guidelines used by management to identify, assess, and manage our exposure to financial risk. Our Compensation Committee assesses and monitors any significant compensation-related risk exposure, and the steps management should take to monitor or mitigate such exposure. Our executive officers are responsible for the day-to-day management of the material risks we face. In its oversight role, the board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. At least annually, the board of directors holds a strategic planning session with management to discuss in depth our strategies, key challenges, risks and opportunities. This involvement of the board of directors in setting our business strategy is a key part of its oversight of risk management, its assessment of management's appetite for risk, and its determination of what constitutes an appropriate level of risk. Additionally, the board of directors regularly receives updates from management regarding certain risks we face, including various operating risks. Management attends meetings of the board of directors and its committees on a regular basis and as is otherwise needed, and is available to address any questions or concerns raised by the board of directors on risk management and any other matters. The board of directors and its committees also hold executive sessions without management present to discuss, among other things, risks faced by Pure Cycle and management's ability to effectively mitigate these risks.

Each board committee oversees the management of our risks that fall within such committee's areas of responsibility. A description of each committee's risk oversight focus is below. In performing this function, each committee has full access to management, as well as the ability to engage advisors. When a committee receives a report or update regarding an area of potential risk to us, the chair of the relevant committee determines whether it is materially significant enough to report on the discussion to the full board of directors. This enables our board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

The Audit Committee is responsible for overseeing risk management of financial matters, financial reporting, the adequacy of our risk-related internal controls, internal investigations, and enterprise risks, generally. The Nominating Committee oversees our Corporate Governance Guidelines and governance-related risks, such as board independence, as well as management and director succession planning. The Compensation Committee oversees risks related to compensation policies and practices and is responsible for establishing and maintaining compensation policies and programs designed to create incentives consistent with our business strategy that do not encourage excessive risk-taking.

Board Diversity

Our board of directors believes that improving diversity on the board of directors is one of many important considerations in board composition. When considering candidates for the board of directors, the Nominating Committee evaluates the entirety of each candidate's credentials, including factors such as experience, skill, age, diversity of background, gender, race, ethnicity, national origin, and sexual orientation or identity, as well as each candidate's judgment, strength of character and specialized knowledge. As part of its efforts to increase board diversity, the Nominating Committee has proposed and supported amendments to our Corporate Governance Guidelines requiring the board of directors and the Nominating Committee to use all reasonable efforts to include in the list of candidates at least one female and one person of color when seeking to fill an empty board seat. Although the board of directors does not have a specific diversity policy, the Nominating Committee will evaluate the current composition of the board of directors, and all future director nominees, to ensure the board of directors reflect a diverse mix of skills, experiences, backgrounds, and opinions. The Nominating Committee believes Pure Cycle's current board of directors, as a group, reflects a diverse mix of skills, experiences, backgrounds, and opinions helpful to foster an effective decision-making environment and promote Pure Cycle's culture. Director experiences cover a wide range of industries, sectors, and backgrounds, including construction, water rights, manufacturing, technology, financial services, military, legal, regulatory, and consulting.

The table below presents the diversity matrix for Pure Cycle's board of directors as of August 31, 2025:

Pure Cycle Board Diversity Matrix

Total Number of Directors	7
Part I: Gender Identity	
Female	2
Male	5
Did not disclose	—
Part II: Demographic Background	
White	7
Other	—
Did not disclose	—

Board Membership and Director Independence

Director Independence – At least a majority of the members of the board of directors and all members of the Audit, Compensation, and Nominating Committees must be independent in accordance with the listing standards of Nasdaq. The board has determined that all the current members of the board of directors other than Mr. Harding are independent pursuant to the Nasdaq standards and the SEC rules governing board independence.

Board Meetings Held – The board of directors and each of the standing committees described herein meet throughout the fiscal year on a set schedule. They also hold special meetings and act by written consent from time to time as appropriate. Our independent directors meet regularly in executive sessions without management present. Generally, the executive sessions of independent directors are held in conjunction with each regularly scheduled board meeting.

During the fiscal year ended August 31, 2025, the board of directors held five (5) meetings, the Audit Committee held eight (8) meetings, the Compensation Committee held five (5) meetings, and the Nominating Committee held four (4) meetings. All board members attended 75% or more of the aggregate of the total number of meetings of the board of directors and the total number of meetings held by all standing committees on which such director served during the periods that such director served on the board of directors and standing committee(s), as applicable. All our board members are expected to attend the Meeting. All our board members attended the annual meeting of shareholders held in January 2025 (the "2025 annual meeting of shareholders").

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics for our directors, officers and employees, which is available on our website at www.purecyclewater.com.

Shareholder Communications with the Board

The board of directors has adopted a policy for shareholders to send communications to the board of directors. The policy is available on our website at www.purecyclewater.com. Shareholders wishing to send communications to the board may contact the Chair of the board of directors at our principal place of business or by email to chairman@purecyclewater.com. All such communications shall be shared with the members of the board of directors or, if applicable, a specified committee or director.

Director Compensation

Pursuant to our director's compensation structure approved at the board of director's May 2022 meeting, each non-employee director receives an annual payment of $24,000 for each full year in which they serve as a director, with an additional $7,500 for serving as the chair of the Audit Committee, $3,500 for serving as chair of the Nominating Committee or Compensation Committee, $3,000 for serving on the Audit Committee, $2,000 for serving on the Nominating Committee or the Compensation Committee, and $7,500 for serving as chair of the board. In addition, the compensation structure provides for an award of the number of unrestricted shares of common stock upon election or reelection to the board of directors equal to $30,000 divided by the closing price of Pure Cycle's common stock on the award date. Directors who are also our employees receive no fees for board service. Currently, Mr. Harding is the only director who is also an employee.

The following table sets forth summary information concerning the compensation paid to our non-employee directors in fiscal 2025 for their board services:

Name	Director Compensation Fees Earned Paid in Cash ($)	Stock Awards[1] ($)	Total ($)
P. Beirne[2]	$ 34,500	$ 29,997	$ 64,497
W. Abel[3]	$ 27,500	$ 29,997	$ 57,497
F. Fendel[4]	$ 29,000	$ 29,997	$ 58,997
S. Heitmann[5]	$ 31,500	$ 29,997	$ 61,497
D. Kozlowski[6]	$ 29,500	$ 29,997	$ 59,497
J. Sheets[7]	$ 28,000	$ 29,997	$ 57,997

(1) In addition to cash compensation, pursuant to the 2024 Plan, non-employee directors may receive equity-based awards at the discretion of the board. The board's discretion includes the discretion to adopt one or more formulas for the determination of non-employee director awards as well as the discretion to determine the terms of such awards. The value reported in this column reflects the grant date fair market value calculated in accordance with FASB Accounting Standards Codification Topic 718, Compensation – Stock Compensation ("ASC 718"), utilizing the assumptions discussed in Note 8 to our audited consolidated financial statements for the fiscal year ended August 31, 2025, which are included in our Annual Report on Form 10-K for the fiscal year ended August 31, 2025. There are no outstanding unvested stock awards.

(2) The fees earned by Mr. Beirne are comprised of $24,000 for serving on the board of directors, $7,500 for serving as the board chair and $3,000 for serving on the Audit Committee.

(3) The fees earned by Ms. Abel are comprised of $24,000 for serving on the board of directors and $3,500 for serving as chair of the Nominating Committee.

(4) The fees earned by Mr. Fendel are comprised of $24,000 for serving on the board of directors and $5,000 for serving on the Audit and Compensation Committees.

(5) The fees earned by Ms. Heitmann are comprised of $24,000 for serving on the board of directors and $7,500 for serving as chair of the Audit Committee since May 22, 2024.

(6) The fees earned by Mr. Kozlowski are comprised of $24,000 for serving on the board of directors, $3,500 for serving as the chair of the Compensation Committee, and $2,000 for serving on the Nominating Committee.

(7) The fees earned by Mr. Sheets are comprised of $24,000 for serving on the board of directors and $4,000 for serving on the Compensation and Nominating Committees.

The following table sets forth the outstanding option awards by each non-employee director as of August 31, 2025:

Name	Options Outstanding
P. Beirne	19,500
W. Abel	-
F. Fendel	-
S. Heitmann	-
D. Kozlowski	-
J. Sheets	-
Total	19,500

Stock Ownership Guidelines for Directors

In May 2023, at the recommendation of the Nominating Committee, the board of directors approved the adoption of stock ownership guidelines for our non-employee directors. Non-employee directors are expected to own Pure Cycle common stock equal in value to three times the annual cash retainer for non-employee directors. Non-employee directors are expected to achieve the desired stock ownership level within four years from the later of the date the guidelines were adopted or their initial election to the board of directors, and they are expected to continuously own sufficient shares to meet the guideline once attained.

EXECUTIVE COMPENSATION

Named Executive Officers ("NEO")
Our NEOs are Mark W. Harding, President, CEO and Principal Executive Officer, and Marc S. Spezialy, Vice President, CFO and Principal Accounting Officer.

Executive Compensation Discussion

Compensation Philosophy
Our executive compensation program is administered by the Compensation Committee. The Compensation Committee reviews the performance and compensation level for each executive officer and makes recommendations to the board of directors for final approval. The CEO may provide information to the Compensation Committee regarding his compensation and that of the CFO; however, the Compensation Committee makes the final determination on the executive compensation recommendation to the board. Final compensation determinations are generally made in September following the end of our fiscal year.

The objectives of our executive compensation program are to correlate executive compensation with our business objectives and overall performance and to enable us to attract, retain and reward executive officers who contribute to our long-term growth and success. The executive compensation program is also designed to align the interests of our executives and shareholders through equity ownership.

The goal of the Compensation Committee is to provide a comprehensive compensation package that is competitive with compensation practices of companies with which we compete, provide variable compensation that is linked to achievement of our operational and financial performance goals, and align the interests of the executive officers with those of our shareholders.

Generally, our executive officers receive a base salary and an opportunity to earn cash and/or equity bonuses which are at the discretion of the Compensation Committee. The mixture of cash and non-cash compensation items are designed to provide each executive with a total compensation package that does not use an excessive amount of our capital or overly dilute the equity positions of our shareholders. Our executive officers are eligible for the same benefits available to all our employees, which include participation in a tax-qualified 401(k) plan, employer match, and health and dental plans. Beginning in fiscal year 2025 and expanding into fiscal 2026, the Compensation Committee is emphasizing an adjusted return on equity ("ROE") and earnings before interest, tax, depreciation and amortization ("EBITDA"), in its evaluation of executive performance. In fiscal 2026, the Compensation Committee is expected to approve awards for performance share units for the executive team and key employees that vest over a three-year term based on improvements in ROE. Pure Cycle is an asset rich company; therefore, driving ROE higher will be a central component of the philosophy of the board of directors.

Shareholder Feedback and Say-On-Pay Results

The Compensation Committee considers the outcome of the shareholder vote on the proposal to approve or not approve, on an advisory basis, the compensation of our NEOs (the "say-on-pay" proposal) when making future decisions relating to the compensation of our executive officers and our executive compensation program. At the 2025 annual meeting of shareholders, over 98% of the votes cast were for approval of the say-on-pay proposal. The Compensation Committee believes the results conveyed support for continuing with the philosophy, strategy, and objectives of our executive compensation program.

Compensation Components

The current compensation program for our executive officers consists of the following components:

Base Salary – Base salary is intended to provide our executive officers with basic non-variable compensation that is competitive considering each officer's responsibilities, experience and performance, and our financial resources.

Discretionary Incentive Bonus – The Compensation Committee's goal in granting incentive bonuses is typically to tie a portion of each executive officer's compensation to our operating performance and to the officer's individual contributions to that performance.

Long-Term Equity Incentives – The goal of long-term equity incentive compensation is to align the interests of the executive officers with our shareholders and to provide the officers with a long-term incentive to manage from the perspective of an owner with an equity stake in the business. It is the belief of the Compensation Committee that stock and other equity-based awards directly motivate an executive to maximize long-term shareholder value. The philosophy of the Compensation Committee in administering our 2024 Plan is to tie the number of stock options and shares of stock awarded to each employee to our performance and to the individual employee's contribution to our performance.

Compensation of Pure Cycle's Executive Officers

In making base salary recommendations the Compensation Committee exercises its discretion and judgment primarily based upon individual performance and other factors as deemed relevant by the Compensation Committee. In formulating recommendations for bonus compensation and long-term equity incentives for each executive officer, the Compensation Committee considers a number of factors, including, among other things, the efforts of the individual in pursuing projects to achieve our long-term goals, and the progress made by us and the individual in achieving the objectives established by the Compensation Committee for the fiscal year (as discussed below). Beginning in fiscal year 2025 the Compensation Committee reviewed key metrics including ROE and EBITDA, in their evaluation of executive performance. These measures aided in determining the amount of bonuses for fiscal year 2025 and will be used to evaluate compensation and to determine long-term equity awards in future years.

In September 2025, the Compensation Committee reviewed our operating results for fiscal year 2025 and evaluated our success in reaching various financial ratios and metrics for our water, land development and single-family rental segments and non-financial objectives such as completion of milestones at Sky Ranch and enhancements to the Company's water portfolio. The Compensation Committee determined that a cash bonus was warranted for the CEO after considering, among other things, our progress on the second development phases at Sky Ranch, with Phase 2A completed, Phase 2B substantially completed, Phase 2C having completed the Finished Lot closing and 82% of the overall phase being complete by fiscal year end, and Phase 2D having completed 43% of the overall phase being completed by fiscal year end. The Compensation Committee recommended, and the board authorized, Mr. Harding's base salary of $525,000 for fiscal 2026, awarded a discretionary cash bonus of $300,000 (paid in September 2025), and awarded him 10,000 unrestricted shares of common stock.

After consideration of our solid financial performance in fiscal year 2025 and the achievement of our strategic objectives, the CFO's base salary was increased from $310,000 to $319,300 for fiscal 2026 and he was awarded a discretionary cash bonus of $5,000 (paid in September 2025). The Compensation Committee also awarded a $10,000 discretionary cash bonus (paid in January 2025) for Mr. Spezialy's efforts in filing Pure Cycle's Annual Report on Form 10-K for fiscal year ended August 31, 2024 and will consider additional compensation and equity awards following the filing of Pure Cycle's Annual Report on Form 10-K for the fiscal year ended August 31, 2025.

Stock Ownership Guidelines for Executive Officers

While we have not established stock ownership guidelines for our executive officers, at August 31, 2025, our CEO owns stock with a market value of approximately 22 times his base salary, which is in excess of the six times base salary multiple that is the median multiple for CEO's of the Top 100 of S&P 500 companies.

Insider Trading Policy

We have adopted an Insider Trading and Non-Disclosure Policy and Procedure ("Insider Trading Policy") containing policies and procedures governing the purchase, sale and/or other dispositions of our securities by our directors, officers and employees. Such policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to us.

The Insider Trading Policy also prohibits directors, officers and employees from engaging in short sales of our securities, buying or selling put or call options of our securities, buying financial instruments designed to hedge or offset any decrease in the market value of our securities, holding our securities in a margin account or pledging our securities as collateral, or engaging in frequent trading (for example, daily or weekly) to take advantage of fluctuations in share price.

A copy of the Insider Trading Policy is filed as Exhibit 19.1 to our most recent Annual Report on Form 10-K and is also available on our website at www.purecyclewater.com.

Policies and Practices for Granting Stock Options and Stock Appreciation Awards.

During the fiscal years ended August 31, 2025 and August 31, 2024, we did not award any stock options or stock appreciation rights to our NEOs and therefore do not have a formal written policy in place with regard to the timing of such awards in relation to the disclosure of material nonpublic information. Nonetheless, the Compensation Committee does not seek to time equity grants to take advantage of information, either positive or negative, about the Company that has not been publicly disclosed. Previous awards of stock options have generally been made and at the same time that the Company has issued other types of equity awards as part of its ordinary annual grant practices. Stock option grants, if made, are effective on the date the award determination is made by the Compensation Committee, and the exercise price of stock options is the closing market price of the Company's common stock on the business day of the grant or, if the grant is made on a weekend or holiday, on the prior business day.

Employment and Severance Agreements

We do not have any written employment, change of control, severance, or other similar agreement with our executive officers.

Executive Compensation Tables

Summary Compensation Table

The following summary compensation table summarizes the compensation paid to our NEOs for the fiscal years ended August 31, 2025 and August 31, 2024.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards [1] ($)	Option Awards ($)	All Other Compensation [2] ($)	Total ($)
Mark W. Harding	2025	$ 525,000	$ 300,000	$ 114,300	$ -	$ 25,716	$ 965,016
President and CEO	2024	$ 525,000	$ 675,000	$ -	$ -	$ 2,500	$ 1,202,500
Marc S. Spezialy	2025	$ 310,000	$ 15,000 [3]	$ -	$ -	$ 2,500	$ 327,500
Vice President and CFO	2024	$ 275,000	$ 31,800	$ -	$ -	$ 2,500	$ 309,300

(1) Amounts in this column are the aggregate grant date fair market value of restricted stock awards granted in fiscal 2025, calculated in accordance with FASB ASC 718, utilizing the assumptions discussed in Note 8 to the Company's consolidated financial statements for the fiscal year ended Augst 31, 2025.
(2) The other compensation in both years presented for Mr. Harding and Mr. Spezialy consists of our matching contribution to the 401(k) Plan and medical insurance premiums for Mr. Harding and his dependents.
(3) Includes $10,000 paid in January 2025 following the completion of the fiscal year 2024 audit.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes certain information regarding outstanding option awards held by our NEOs at August 31, 2025.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Expiration Date
Mark W. Harding	50,000	—	$ 5.61	10/12/2026
Mark W. Harding	50,000	—	$ 7.60	9/27/2027
Mark W. Harding	50,000	—	$ 11.15	9/26/2028
Mark W. Harding	50,000	—	$ 10.35	9/27/2029
Mark W. Harding	30,000	-	$ 9.00	9/23/2030
Mark W. Harding	75,000	-	$ 13.37	9/15/2031
	305,000	-		

Pay versus Performance Table

Year	Summary Compensation Table Total for CEO	Compensation Actually Paid to CEO (1)	Average Summary Compensation Table Total for other NEOs (2)	Average Compensation Actually Paid to other NEOs (3)	Value of initial fixed $100 investment based on Total Shareholder Return	Net Income *(in thousands)*
(a)	(b)	(c)	(d)	(e)	(f)	(g)
2025	$ 965,016	$ 1,174,751	$ 326,319	$ 326,319	$ (3)	$ 13,110
2024	$ 1,202,500	$ 1,144,442	$ 309,300	$ 309,300	$ (3)	$ 11,613
2023	$ 1,052,500	$ 1,050,895	$ 435,168	$ (26,067)	$ 6	$ 4,699

(1) The Summary Compensation Table totals reported for the CEO for each year were subject to the following adjustments per Item 402(v)(2)(iii) of Regulation S-K to calculate compensation actually paid:

Year	Fair Value of covered year Unvested Equity Awards for CEO	Fair Value of the covered year Vested Equity Awards for CEO	Change in Fair Value of covered year Unvested Equity Awards for CEO	Change in Fair Value of covered year Vested Awards for CEO	Amounts reported in the Summary Compensation Table for Equity Awards for CEO	Equity Value Included in Compensation Actually Paid to CEO
(a)	(b)	(c)	(d)	(e)	(f)	(g) = (b)+(c)+(d)+(e)-(f)
2025	$ -	$ 114,300	$ -	$ 95,435	$ -	$ 209,735
2024	$ -	$ -	$ (5,337)	$ (52,721)	$ -	$ (58,058)
2023	$ -	$ -	$ 25,885	$ (27,490)	$ -	$ (1,605)

(2) Other NEOs were Mr. Spezialy in 2025, Mr. Spezialy in 2024, and Mr. Spezialy and Mr. McNeill in 2023.

(3) The Summary Compensation Table totals reported for the other NEOs for each year were subject to the following adjustments per Item 402(v)(2)(iii) of Regulation S-K to calculate compensation actually paid:

Year	Fair Value of covered year Unvested Equity Awards for other NEOs	Fair Value of the covered year Vested Equity Awards for other NEOs	Change in Fair Value of covered year Unvested Equity Awards for other NEOs	Change in Fair Value of covered year Vested Awards for other NEOs	Amounts reported in the Summary Compensation Table for Equity Awards for other NEOs	Equity Value Included in Compensation Actually Paid to other NEOs
(a)	(b)	(c)	(d)	(e)	(g)	(h) = (b)+(c)+(d)+(e)+(f)-(g)
2025	$ -	$ -	$ -	$ -	$ -	$ -
2024	$ -	$ -	$ -	$ -	$ -	$ -
2023	$ -	$ 98,900	$ -	$ (2,875)	$ 494,500	$ (461,234)

Pay versus Performance Narrative

The relationship between compensation actually paid and the pay of our NEOs is described below:

Relationship Between Compensation Paid to the CEO and Average Other Named Officers and the Corporation's Cumulative Total Shareholder Return ("TSR") - In fiscal years 2025 and 2024, the compensation actually paid to the CEO decreased slightly despite our TSR staying relatively unchanged. This is due to the CEO being primarily paid in cash due to his substantial ownership in the Company. In 2025, the compensation paid to other NEO's was slightly higher than 2024 manly due to inflation adjusted annual salary increases. In 2023, the compensation paid to other NEOs was lower than the Summary Compensation Total due to the average of the compensation paid to our two CFOs during 2023.

The chart below shows the relationship between the compensation actually paid to the CEO and the average compensation actually paid to our other NEOs, on one hand, and the Corporation's cumulative TSR (total shareholder return, based on an initial investment of $100) over the two most recently completed financial years.



Relationship Between Compensation Actually Paid to the CEO and Average Other Named Officers and the Corporation's Net Income - The changes in compensation actually paid to the CEO and our other NEOs in fiscal year 2025 were largely driven by equity award-related adjustments, and to a lesser extent by variability in annual salary and bonus. As a result, such changes are not directly related to the changes in our net income.

The chart below shows the relationship between the compensation actually paid to the CEO and the average compensation actually paid to our other NEOs, on one hand, and the Corporation's net income over the two most recently completed financial years.



REPORT OF THE AUDIT COMMITTEE[1]

The Audit Committee of the board of directors is comprised of independent directors and operates under a written charter adopted by the board of directors. The Audit Committee Charter is reassessed and updated as needed in accordance with applicable rules of the SEC and Nasdaq.

The Audit Committee serves in an oversight capacity. Management is responsible for our internal controls over financial reporting. The independent auditors are responsible for performing an independent audit of our consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB") and issuing a report thereon. The Audit Committee's primary responsibility is to monitor and oversee these processes and to select and retain our independent auditors. In fulfilling its oversight responsibilities, the Audit Committee reviewed with management the audited consolidated financial statements and discussed not only the acceptability but also the quality of the accounting principles, the reasonableness of the significant judgments and estimates, critical accounting policies and the clarity of disclosures in the audited consolidated financial statements prior to issuance.

The Audit Committee reviewed and discussed the audited consolidated financial statements as of and for the fiscal year ended August 31, 2025, with our independent auditors, Forvis Mazars, LLP ("Forvis Mazars") (formerly known as FORVIS, LLP), and discussed not only the acceptability but also the quality of the accounting principles, the reasonableness of the significant judgments and estimates, critical accounting policies and the clarity of disclosures in the audited consolidated financial statements prior to issuance.

The Audit Committee discussed with Forvis Mazars the matters required to be discussed by the applicable requirements of the PCAOB Auditing Standards, the Nasdaq listing rules and the SEC. The Audit Committee has received written disclosures and a letter from Forvis Mazars required by the applicable requirements of the PCAOB regarding independent auditor communications with the Audit Committee concerning independence and has discussed Forvis Mazars' independence with Forvis Mazars. The Audit Committee has also considered whether Forvis Mazars' provision of other non-audit services to the Company is compatible with maintaining auditor independence and has concluded that the provision of non-audit services by Forvis Mazars was compatible with the maintenance of independence in the conduct of their auditing functions.

Based on the foregoing, the Audit Committee recommended to the board of directors that the audited consolidated financial statements be included in our Form 10-K for the fiscal year ended August 31, 2025.

/s/ Susan D. Heitmann (Chair)　　　　　　　/s/ Patrick J. Beirne　　　　　　　/s/ Frederick A. Fendel III

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review, Approval or Ratification of Transactions with Related Persons

It is our policy as set forth in our Code of Business Conduct and Ethics that actual or apparent conflicts of interest are to be avoided if possible and must be disclosed to the board of directors. Pursuant to the Code of Business Conduct and Ethics and the Audit Committee Charter, any transaction involving a related party must be reviewed and approved or disapproved by the Audit Committee. Additionally, the Audit Committee Charter requires the Audit Committee to review any transaction involving us and a related party at least once a year or upon any significant change in the transaction or relationship. The Code also provides non-exclusive examples of conduct which would involve a potential conflict of interest and requires any material transaction involving a potential conflict of interest to be approved in advance by the board. If a waiver from the Code of Business Conduct and Ethics is granted to an executive officer or director, the nature of the waiver will be disclosed on our website at www.purecyclewater.com, in a press release, or on a current report on Form 8-K.

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[1] This report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Exchange Act, irrespective of any general incorporation language in any such filing, except to the extent we specifically reference this report.

We annually require each of our directors, director nominees, and executive officers to complete a directors' and officers' questionnaire that solicits information about related party transactions. Our board of directors and outside legal counsel review all transactions and relationships disclosed in the directors' and officers' questionnaire, and the board makes a formal determination regarding each director's independence. If a director is determined to be no longer independent, such director, if he or she serves on any of the Audit Committee, the Nominating Committee, or the Compensation Committee, will be removed from such committee prior to (or otherwise will not participate in) any future meeting of the committee. If the transaction presents a conflict of interest, the board of directors will determine the appropriate response.

PROPOSAL 1 – ELECTION OF DIRECTORS

Our board of directors currently has seven members. The board of directors nominates the following persons currently serving on the board for re-election to the board: Mark W. Harding, Patrick J. Beirne, Wanda J. Abel, Frederick A. Fendel III, Susan D. Heitmann, Daniel R. Kozlowski, and Jeffrey G. Sheets.

The principal occupation and other information about each of the nominees for election to the board of directors, including the period during which each has served as a director, can be found beginning on page 5.

The proxy cannot be voted for more than the seven nominees named. Directors are elected for one-year terms or until the next annual meeting of the shareholders and until their successors are elected and qualified. All of the nominees have expressed their willingness to serve, but if because of circumstances not contemplated, one or more nominees is not available for election, the proxy holders named in the proxy card intend to vote for such other person or persons as the board of directors may nominate unless the board chooses to reduce the number of directors serving on the board.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE ELECTION AS DIRECTORS OF THE PERSONS NOMINATED.

PROPOSAL 2 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Action is to be taken by the shareholders at the Meeting with respect to the ratification and approval of the selection by the Audit Committee of our board of directors of Forvis Mazars to be our independent registered public accounting firm for the fiscal year ending August 31, 2026. In the event of a negative vote on such ratification, the Audit Committee of the board of directors will reconsider its selection. A representative of Forvis Mazars is expected to be present at the Meeting. The Forvis Mazars representative will have the opportunity to make a statement if the representative desires to do so and is expected to be available to respond to appropriate questions.

Our Audit Committee reviews and approves in advance the audit scope, the types of non-audit services, if any, and the estimated fees for each category for the coming year. For each category of proposed service, Forvis Mazars is required to confirm that the provision of such services does not impair the auditors' independence. The Audit Committee carefully considered that firm's qualifications as our independent registered public accounting firm. This included a review of its reputation for integrity and competence in the fields of accounting and auditing. The Audit Committee has expressed its satisfaction with Forvis Mazars in all of these respects. The Audit Committee's review included inquiry concerning any litigation involving Forvis Mazars and any proceedings by the SEC against the firm.

Forvis Mazars has no direct or indirect financial interest in us and does not have any connection with us in the capacity of promoter, underwriter, voting trustee, director, officer or employee. Neither Pure Cycle, nor any officer, director nor associate of ours, has any interest in Forvis Mazars.

Audit Fees – The following table sets forth the aggregate fees we were billed by Forvis Mazars for the fiscal years ended August 31, 2025 and 2024:

	For the Fiscal Years Ended August 31,	
	2025	2024
Audit Fees[1]	$ 291,000	$ 305,000
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees[2]	14,550	29,425
Total	$ 305,550	$ 334,425

(1) Includes fees for the audit of our annual consolidated financial statements, the reviews of our interim consolidated financial statements included in our quarterly reports on Form 10-Q, and consents and other services normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years, regardless of when the fees were billed or paid or when the related services were rendered.

(2) All other fees consist of administrative fees in fiscal 2025 and 2024 and fees associated with the filing of the Company's S-8 in fiscal 2024.

Pre-Approval Policy – The Audit Committee has established a pre-approval policy that is set forth in the Audit Committee Charter. In accordance with the policy, the Audit Committee pre-approved 100% of the audit, non-audit and internal control related services provided by our independent public accounting firm prior to the engagement of the independent public accounting firm with respect to such services.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT PUBLIC ACCOUNTING FIRM.

PROPOSAL 3 – ADVISORY VOTE ON EXECUTIVE COMPENSATION

The following proposal provides our shareholders with the opportunity to vote to approve or not approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

We urge shareholders to read the "EXECUTIVE COMPENSATION" section beginning on page 12 of this proxy statement, as well as the Summary Compensation Table and other related compensation tables and narrative, beginning on page 14 of this proxy statement, which provide detailed information on the compensation of our named executive officers. Our compensation programs are designed to support our business goals and promote our short- and long-term profitable growth.

We are asking shareholders to approve the following advisory resolution at the Meeting:

RESOLVED, that the shareholders approve, on an advisory basis, the compensation of Pure Cycle's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the disclosure under the heading "EXECUTIVE COMPENSATION" and in the compensation tables and accompanying narrative discussion in Pure Cycle's Definitive Proxy Statement.

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is not binding on us or our board of directors. The say-on-pay proposal is not intended to address any specific item of compensation but rather the overall compensation of our named executive officers and the executive compensation policies, practices, and plans described in this proxy statement. Although this proposal is non-binding, the board of directors will carefully review and consider the voting results when making future decisions regarding our executive compensation programs. Based on the advisory vote of the shareholders regarding the frequency of say-on-pay votes at the annual meeting of shareholders held in January 2020, the board of directors determined that it would conduct an advisory vote on executive compensation on an annual basis. Notwithstanding the foregoing, the board of directors may decide to conduct advisory votes on a more or less frequent basis and may vary its practice based on factors such as discussions with shareholders and the adoption of material changes to compensation programs.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

PROPOSAL 4 – FREQUENCY OF ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Act provides that shareholders must be given the opportunity to vote, on a non-binding, advisory basis, at least once every six years for their preference as to how frequently we should seek shareholder say-on-pay votes. By voting with respect to this Proposal 4, shareholders may indicate whether they would prefer that we conduct say-on-pay votes every one, two, or three years. Shareholders also may, if they desire, abstain from casting a vote on this proposal.

After consideration of the various arguments supporting each frequency level, the board of directors recommends that future say-on-pay votes occur every three years. We believe that conducting a say-on-pay vote every three years reflects the appropriate time frame to enable us to evaluate the results of the most recent say-on-pay vote, to develop and implement any adjustments to our compensation programs that may be appropriate in light of the say-on-pay vote, and for shareholders to evaluate the effects of any changes to our compensation program, especially compensation goals related to long-term motivation. In this regard, because the say-on-pay vote occurs after we already have implemented our executive compensation program for the current year, we expect that in many cases it may not be appropriate or feasible to fully address and respond to an annual say-on-pay vote by the time of the following year's annual meeting of shareholders.

Although we currently believe that holding a say-on-pay vote every three years reflects the right balance of considerations in the normal course, the board of directors will determine the frequency of future votes on executive compensation after taking into consideration the preferences of the shareholders as reflected by the results of the advisory vote on the frequency of future say-on-pay votes at the Meeting. The proxy card provides shareholders with the opportunity to choose among four options (holding future say-on-pay votes every one, two, or three years, or abstaining). The option that receives the most votes cast at the Meeting will be considered the frequency preferred by the shareholders.

The shareholder vote on the frequency of future say-on-pay votes is advisory and not binding on the Company or the board of directors. Notwithstanding the recommendation of the board of directors and the outcome of the shareholder vote, the board of directors may decide to conduct say-on-pay votes on a more or less frequent basis and may vary its practice based on factors such as discussions with shareholders and the adoption of material changes to compensation programs.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE OPTION OF ONCE EVERY THREE YEARS ON PROPOSAL NO. 4 REGARDING THE FREQUENCY OF THE SHAREHOLDER ADVISORY VOTE ON APPROVAL OF COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.

ACTION TO BE TAKEN UNDER THE PROXY

The proxy will be voted "FOR" the individuals nominated by the board, "FOR" approval of Proposals 2 and 3, and for once every THREE years with respect to Proposal 4, unless the proxy is marked in such a manner as to withhold authority to so vote. The proxy will also be voted in connection with the transaction of such other business as may properly come before the Meeting or any adjournments or postponements thereof. We know of no other matters, other than the matters set forth above, to be considered at the Meeting. If other matters properly come before the Meeting or any adjournment thereof, the persons named in the accompanying proxy will vote such proxy in accordance with their best judgment on such matter. The persons named in the accompanying proxy will also, if in their judgment it is deemed to be advisable, vote to adjourn the Meeting from time to time.

OTHER INFORMATION

Delinquent Section 16(a) Reports

The Company's directors and executive officers and persons who are beneficial owners of more than 10% of common stock are required to file reports of their holdings and transactions in common stock with the SEC and furnish the Company with such reports. Based solely upon the review of the copies of the Section 16(a) reports received by the Company and written representations from these persons, the Company believes that during the fiscal year ended August 31, 2025, all the directors, executive officers and 10% beneficial owners complied with the applicable Section 16(a) filing requirements.

Shareholder Proposals and Nomination of Directors

Shareholders who wish to present proposals pursuant to Rule 14a-8 promulgated under the Exchange Act for consideration at our 2027 annual meeting of shareholders must submit the proposals in proper form to us at the address set forth on the first page of this proxy statement not later than August 6, 2026, or, if the date of that meeting is more than 30 calendar days before or after January 14, 2027, a reasonable time before we begin to print and mail our proxy materials with respect to that meeting, in order for the proposals to be considered for inclusion in our proxy statement and form of proxy relating to the 2027 annual meeting of shareholders.

In accordance with our bylaws, nominations for election to the board of directors and shareholder proposals submitted outside the processes of Rule 14a-8 must be received at our principal executive offices by August 6, 2026, but not before June 7, 2026, together with all supporting documentation and information required by our bylaws. If the date of the 2027 annual meeting is more than 30 calendar days before or after January 14, 2027, such nominations or proposals shall be received by us no later than the close of business on the later of the 90th day prior to such annual meeting date or the 15th day following the day on which public announcement of such annual meeting date is first made. Any proposals received outside of these dates will be considered untimely and will not be considered at the meeting.

Delivery of Materials to Shareholders with Shared Addresses

We utilize a procedure approved by the SEC called "householding," which reduces our printing and postage costs. Shareholders who have the same address and last name will receive one copy of the Important Notice Regarding the Availability of Proxy Materials or one set of printed proxy materials unless one or more of these shareholders has provided contrary instructions. If you wish to receive a separate copy of this proxy statement, the Notice, or our most recent Annual Report on Form 10-K, or if you are receiving multiple copies and would like to receive a single copy, please contact our transfer agent at 1-877-830-4932, or write to or call our Corporate Secretary at the address or phone number set forth above. If your shares are owned through a bank, broker or other nominee, you may request householding by contacting the nominee.

Availability of Annual Report and Other Documents

Our most recent Annual Report on Form 10-K is available, free of charge, at www.purecyclewater.com, or at the SEC's website, www.sec.gov. In addition, we will furnish a copy of our most recent Annual Report on Form 10-K to any shareholder free of charge and a copy of any exhibit to such Annual Report on Form 10-K upon payment of reasonable expenses incurred in furnishing such exhibit(s). You may request a copy of the Annual Report on Form 10-K or any exhibit thereto by writing our Corporate Secretary at Pure Cycle Corporation, 34501 E. Quincy Avenue, Bldg. 1, Suite D, Watkins, CO 80137, or by emailing info@purecyclewater.com. We also make available on our website copies of the charters of the Audit, Compensation and Nominating Committees of the Board, our Code of Business Conduct and Ethics, Audit Committee Whistleblower Policy, Shareholder Communications Policy and our Corporate Governance Guidelines. Our website and the information contained on or connected to our website are not incorporated by reference herein and our web address is included as an inactive textual reference only.

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This Annual Report to Shareholders, including the letter to the shareholders from President Mark W. Harding, contains forward-looking statements within the meaning of Section 27A of the Securities Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 1934, as amended. The words "will", "expect", "should", "scheduled", "plan", "believe", "promise", "anticipate", "could" and similar expressions are intended to identify forward-looking statements. Pure Cycle expectations regarding these matters are only its forecasts. These forecasts may be substantially different from actual results, which are affected by many factors. The use of "Pure Cycle", "our", "we", and similar terms are not intended to describe or imply particular corporate organizations or relationships.

Executive Officers and Directors

Mark W. Harding - President, Chief Executive Officer, Director
Marc S. Spezialy - Vice President and Chief Financial Officer

Patrick J. Beirne - Board Chair
Susan D. Heitmann - Audit Committee Chair
Wanda J. Abel - Nominating and Governance Committee Chair
Daniel R. Kozlowski - Compensation Committee Chair
Frederick A. Fendel, III - Director
Jeffrey G. Sheets - Director

Corporate Legal Counsel

Davis, Graham & Stubbs, LLP
3400 Walnut Street, Suite 700
Denver, CO 80205
303.892.9400

Independent Registered Public Accountants

Forvis Mazars, LLP
1801 California Street, Suite 2900
Denver, CO 80202
303.861.4545

Stock Transfer Agent & Register

Broadridge Corporate Issuer Services, Inc.
1717 Arch Street, Suite 1300,
Philadelphia, PA 19103
855.418.5058



Our stock is traded on the NASDAQ Capital Market under the symbol "PCYO"
For more information, please visit our website at ***www.purecyclewater.com***